FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement dated August 30, 2013: Jaguara — Principal Injunction Maintains Operation by CEMIG

2.	Second Quarter 2013 — Results

3.	Minutes of the Extraordinary General Meeting of Stockholders Held on September 10, 2013

4.	Convocation and Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be Held on September 26, 2013

5.	Market Announcement dated September 12, 2013: CEMIG Selected for Inclusion in the 2013-14 Dow Jones Sustainability Index

6.	Minutes of the Extraordinary General Meeting of Stockholders Held on September 26, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: October 7, 2013

1. Market Announcement dated August 30, 2013: Jaguara – Principal Injunction Maintains Operation by CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Jaguara: principal injunction maintains operation by Cemig

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid — in compliance with CVM Instruction 358/2002, as amended — hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa) and the market as follows:

On today’s date Brazil’s Higher Appeal Court (Superior Tribunal de Justiça, or STJ) granted an interim injunction to Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) in its further application for an order of mandamus against the recent decision by the Mining and Energy Ministry which, in a dispatch published on August 23 of this year, refused, after consideration on its merits, the application by Cemig GT for extension of the concession of the Jaguara Hydroelectric Plant under Concession Contract 1007/97.

This interim injunction gives Cemig GT the right to remain in control of the Jaguara Hydroelectric Plant, commercially operating the public service concession granted to it, until final judgment of the case.

It should be noted that this is a preliminary decision by the Judiciary, and that there is at present no decision on the merits of the action. The Higher Appeal Court will examine the merits of the action at a later date.

Cemig reiterates its commitment to seeking both fair prices for services provided to the consumer, and also optimum quality of its services and their sustainability in the use of natural and human resources — to ensure that future generations can enjoy the same benefits.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this case.

Belo Horizonte, August 30, 2013.

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Second Quarter 2013 — Results

STATEMENTS OF FINANCIAL POSITION

AT JUNE 30, 2013 AND DECEMBER 31, 2012

ASSETS

R$ ’000

		Consolidated			Holding company
	Note	June 30, 2013	Dec. 31, 2012 (Re-presented)	Jan. 1, 2012 (Re-presented)	June 30, 2013	Dec. 31, 2012 (Re-presented)	Jan. 1, 2012 (Re-presented)
CURRENT
Cash and cash equivalents	4	1,630,058	1,919,125	2,103,870	397,373	1,057,122	226,695
Securities	5	2,656,096	657,142	356,327	1,158,042	27,363	180,000
Consumers and Traders	6	1,741,930	1,858,129	2,067,349	—	—	—
Concession holders — transport of power		250,870	347,371	295,838	—	—	—
Financial Assets of the Concession	12	2,254	287,692	42,106	—	—	—
Recoverable taxes	7	173,065	216,746	228,554	4,846	62,100	72,570
Income tax and Social Contribution tax recoverable	8 a	176,457	228,968	135,221	—	—	—
Traders — Transactions in “Free Energy”		42,617	20,755	22,080	—	—	—
Dividends receivable		95,257	113,364	73,578	602,024	511,043	195,196
Linked funds		101,933	132,493	3,386	99	233	99
Inventories		39,882	41,204	31,041	12	12	15
Provision for gains on financial instruments	27	—	20,445	—	—	—	—
Accounts receivable from Minas Gerais state government	11	—	2,422,099	—	—	2,422,099	—
Passthrough from CDE (Energy Development) Account	10	102,904	—	—	—	—	—
Other credits		477,187	538,219	408,453	13,863	12,522	8,702
TOTAL, CURRENT		7,490,510	8,803,752	5,767,803	2,176,259	4,092,494	683,277

NON-CURRENT
Securities	5	173,893	99,116	—	46,289	7,627	—
Accounts receivable from Minas Gerais state government	11	—	—	1,830,075	—	—	—
Receivables Investment Fund		—	—	—	—	—	1,010,079
Deferred income tax and Social Contribution tax	8 b	1,200,897	1,303,920	931,438	366,620	392,637	431,687
Recoverable taxes	7	382,881	391,608	281,252	4,757	4,757	4,334
Income tax and Social Contribution tax recoverable	8 a	51,160	27,911	19,548	51,160	27,911	19,548
Escrow deposits in litigation	9	1,189,903	1,300,507	1,276,232	143,337	270,702	275,721
Consumers and Traders	6	254,826	221,150	61,822	—	—	—
Concession holders — Transport of electricity		—	10,440	11,931		—	—
Other credits		75,816	97,678	83,822	17,410	39,788	50,694
Financial assets of the concession	12	5,701,329	5,475,463	3,834,358	—	—	—
Investments	13	5,705,822	6,855,253	6,351,309	11,518,208	11,827,567	11,929,888
Property, plant and equipment	14	5,950,404	6,108,729	6,392,332	1,456	1,584	1,723
Intangible assets	15	1,900,501	1,874,354	2,779,400	888	981	657
TOTAL, NON-CURRENT		22,587,432	23,766,129	23,853,519	12,150,125	12,573,554	13,724,331
TOTAL ASSETS		30,077,942	32,569,881	29,621,322	14,326,384	16,666,048	14,407,608

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

STATEMENTS OF FINANCIAL POSITION

AT JUNE 30, 2013 AND DECEMBER 31, 2012

LIABILITIES

R$ ’000

		Consolidated			Holding company
	Note	June 30, 2013	Dec. 31, 2012 (Re-presented)	Jan. 1, 2012 (Re-presented)	June 30, 2013	Dec. 31, 2012 (Re-presented)	Jan. 1, 2012 (Re-presented)
CURRENT
Suppliers	16	1,030,230	1,305,935	843,697	14,573	12,338	12,059
Regulatory charges	19	214,337	317,048	271,409	—	—	—
Profit shares		83,866	84,123	87,800	7,740	7,776	9,357
Taxes	17a	413,174	515,425	460,908	20,933	60,119	35,740
Income tax and Social Contribution tax	17b	23,658	31,946	29,590	—	—	—
Interest on Equity, and dividends, payable		1,418,731	3,478,810	1,243,086	1,418,731	3,478,810	1,243,086
Loans and financings	18	1,431,199	4,901,538	2,633,655	—	1,102,721	1,011,830
Debentures	18	990,799	1,564,531	1,870,176	—	—	—
Payroll and related charges		212,423	226,743	241,488	8,326	11,169	12,987
Post-retirement liabilities	20	54,690	51,227	74,441	2,691	2,520	3,706
Debt to related parties		—	—	—	—	11,132	8,646
Concessions payable		20,392	16,270	7,990	—	—	—
Other liabilities		337,471	304,710	334,629	21,278	15,147	15,137
TOTAL, CURRENT		6,230,970	12,798,306	8,098,869	1,494,272	4,701,732	2,352,548

NON-CURRENT
Suppliers	16	5,650	4,282	4,874	—	—	—
Regulatory charges	19	198,153	169,201	261,930	—	—	—
Loans and financings	18	2,283,781	1,608,770	3,825,345	—	—	18,397
Debentures	18	4,757,404	2,340,954	2,174,715	—	—	—
Taxes	17a	708,997	686,172	773,370	—	—	—
Income tax and Social Contribution tax	8 b	276,202	307,188	333,305	—
Provisions	21	301,622	265,476	311,069	154,382	146,089	185,952
Concessions payable		181,726	171,448	129,629	—	—	—
Post-retirement liabilities	20	2,622,535	2,574,948	1,956,238	209,031	205,733	117,532
Other liabilities		102,386	93,140	85,714	60,183	62,498	66,915
TOTAL, NON-CURRENT		11,438,456	8,221,579	9,856,189	423,596	414,320	388,796
TOTAL LIABILITIES		17,669,426	21,019,885	17,955,058	1,917,868	5,116,052	2,741,344

STOCKHOLDERS’ EQUITY	22
Share capital		4,813,362	4,265,091	3,412,073	4,813,362	4,265,091	3,412,073
Capital reserves		3,405,579	3,953,850	3,953,850	3,405,579	3,953,850	3,953,850
Profit reserves		2,228,045	2,856,176	3,292,871	2,228,045	2,856,176	3,292,871
Stockholders’ equity Valuation Adjustments		417,814	474,879	1,007,470	417,814	474,879	1,007,470
Retained earning		1,543,716	—	—	1,543,716	—	—
Total of stockholders’ equity		12,408,516	11,549,996	11,666,264	12,408,516	11,549,996	11,666,264
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		30,077,942	32,569,881	29,621,322	14,326,384	16,666,048	14,407,608

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

PROFIT AND LOSS ACCOUNTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

R$ ’000 (except Net profit per share)

		Consolidated		Holding company
	Note	Jan–Jun, 2013	Jan–Jun 2013 (Re-presented)	Jan–Jun 2013	Jan–Jun 2012 (Re-presented)
REVENUE	23	7,116,584	6,655,043	161	161

OPERATIONAL COSTS
COST OF ELECTRICITY	24
Electricity bought for resale		(2,274,710)	(1,936,818)	—	—
Charges for the use of the national grid		(254,092)	(435,389)	—	—
		(2,528,802)	(2,372,207)	—	—
COST	24
Personnel and managers		(429,795)	(421,061)	—	—
Materials		(69,441)	(21,071)	—	—
Outsourced services		(304,564)	(293,321)	—	—
Depreciation and amortization		(356,674)	(351,532)	—	—
Operational provisions		(47,857)	(28,605)	—	—
Royalties for use of water resources		(62,853)	(94,849)	—	—
Infrastructure construction cost		(465,405)	(584,954)	—	—
Other		(79,860)	(40,498)	—	—
		(1,816,449)	(1,835,891)	—	—

TOTAL COST		(4,345,251)	(4,208,098)	—	—

GROSS PROFIT		2,771,333	2,446,945	161	161

OPERATIONAL EXPENSES	24
Selling expenses		(34,484)	(33,791)	—	—
General and administrative (expenses) / reversals		(512,867)	(330,708)	(31,112)	(28,045)
Other operational expenses		(221,893)	(236,960)	(59,492)	(13,979)
		(769,244)	(601,459)	(90,604)	(42,024)

Equity gain (loss) in subsidiaries		250,582	237,686	1,335,912	1,263,711
Gain on disposal of investments		284,298	—	378,378	—
Unrealized profit		(80,959)	—	(80,959)	—

Operational profit before Financial revenue (expenses) and taxes		2,456,010	2,083,172	1,542,888	1,221,848

Financial revenues	25	282,839	296,526	76,445	72,845
Financial expenses	25	(597,961)	(637,395)	(24,414)	(58,967)
Pretax profit		2,140,888	1,742,303	1,594,919	1,235,726

Income tax and Social Contribution tax	8c	(584,980)	(665,367)	(86,319)	—
Deferred income tax and Social Contribution tax	8c	(73,323)	158,684	(26,015)	(106)
NET PROFIT FOR THE PERIOD		1,482,585	1,235,620	1,482,585	1,235,620

Basic and diluted profit per preferred share	22	1.54	1.28	1.54	1.28
Basic and diluted profit per common share	22	1.54	1.28	1.54	1.28

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

PROFIT AND LOSS ACCOUNTS

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(R$ ’000, expect net profit per thousand shares)

		Consolidated		Holding company
	Note	Apr–Jun 2013	Apr–Jun 2012 (Re-presented)	Apr–Jun 2013	Apr–Jun 2012 (Re-presented)
REVENUE	23	3,438,990	3,463,114	81	81

OPERATIONAL COSTS
COST OF ELECTRICITY	24
Electricity bought for resale		(1,301,923)	(1,078,457)	—	—
Charges for the use of the national grid		(127,867)	(217,739)	—	—
		(1,429,790)	(1,296,196)	—	—
COST	24
Personnel and managers		(217,015)	(211,294)	—	—
Materials		(18,062)	(12,891)	—	—
Outsourced services		(159,019)	(147,177)	—	—
Depreciation and amortization		(169,440)	(167,085)	—	—
Operational provisions		(41,598)	13,096	—	—
Royalties for use of water resources		(28,812)	(45,875)	—	—
Infrastructure construction cost		(261,058)	(360,461)	—	—
Other		(60,254)	(14,104)	—	—
		(955,258)	(945,791)	—	—

TOTAL COST		(2,385,048)	(2,241,987)	—	—

GROSS PROFIT		1,053,942	1,221,127	81	81

OPERATIONAL EXPENSES	24
Selling expenses		(13,862)	(13,599)	—	—
General and administrative (expenses) / reversals		(166,781)	(128,833)	11,331	(984)
Other operational expenses		(92,796)	(126,800)	(52,157)	(7,252)
		(273,439)	(269,232)	(40,826)	(8,236)

Equity gain (loss) in subsidiaries	13	84,424	88,343	458,976	614,527
Gain on disposal of investments	13	284,298	—	378,378	—
Unrealized profit	13	(80,959)	—	(80,959)	—

Operational profit before Financial revenue (expenses) and taxes		1,068,266	1,040,238	715,650	606,372

Financial revenues	25	144,450	143,172	23,307	30,124
Financial expenses	25	(296,036)	(324,853)	(1,272)	(27,696)
Pretax profit		916,680	858,557	737,685	608,800

Income tax and Social Contribution tax	8c	(246,590)	(338,140)	(84,423)	0
Deferred income tax and Social Contribution tax	8c	(52,852)	83,815	(36,024)	(4,568)
NET PROFIT FOR THE PERIOD		617,238	604,232	617,238	604,232

Basic and diluted profit per preferred share	22	0.64	0.63	0.64	0.63
Basic and diluted profit per common share	22	0.64	0.63	0.64	0.63

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

R$ ’000

	Consolidated		Holding company
	Jan–Jun 2013	Jan–Jun , 2012 (Re- presented)	Jan–Jun 2013	Jan–Jun , 2012 (Re- presented)
PROFIT (LOSS) FOR THE PERIOD	1,482,585	1,235,620	1,482,585	1,235,620

OTHER COMPREHENSIVE INCOME
Equity gain on Other comprehensive income in subsidiary and jointly-controlled subsidiary	4,066	3,633	4,066	3,633

COMPREHENSIVE PROFIT (LOSS) FOR THE PERIOD	1,486,651	1,239,253	1,486,651	1,239,253

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

R$ ’000

	Consolidated		Holding company
	Apr–Jun 2013	Apr–Jun 2012 (Re- presented)	Apr–Jun 2013	Apr–Jun 2012 (Re- presented)
PROFIT (LOSS) FOR THE PERIOD	617,238	604,232	617,238	604,232

OTHER COMPREHENSIVE INCOME
Equity gain on Other comprehensive income in subsidiary and jointly-controlled subsidiary	4,942	5,746	4,942	5,746

COMPREHENSIVE PROFIT (LOSS) FOR THE PERIOD	622,180	609,978	622,180	609,978

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — CONSOLIDATED

FOR THE PERIODS ENDED JUNE 30, 2013 AND 2012

R$ ’000

	Share capital	Capital reserves	Profit reserves	Valuation adjustments to Stockholders’ equity	Retained earnings (losses)	Total Stockholders’ equity
BALANCES AT DECEMBER 31, 2011, PREVIOUSLY PRESENTED	3,412,073	3,953,850	3,292,871	1,086,154	—	11,744,948
Effects of adoption of new accounting practices (Note 2.2)	—	—	—	(78,684)	—	(78,684)
DECEMBER 31, 2011 BALANCES ADJUSTED FOR CHANGE IN ACCOUNTING PRACTICE	3,412,073	3,953,850	3,292,871	1,007,470	—	11,666,264
Profit (loss) for the period	—	—	—	—	1,235,620	1,235,620
Other comprehensive income:
Equity gain on Other comprehensive income in subsidiary and jointly-controlled subsidiary	—	—	—	3,633	—	3,633
Total comprehensive income for the period	—	—	—	3,633	1,235,620	1,239,253
Other changes in Stockholders’ equity
Increase in registered capital	853,018		(853,018)			—
Additional dividend proposed for 2011			(86,316)			(86,316)
Realization of reserves
Adjustments to Stockholders’ equity — attributed cost of PP&E	—	—	—	(92,773)	92,773	—
BALANCE ON JUNE 30, 2012	4,265,091	3,953,850	2,353,537	918,330	1,328,393	12,819,201

BALANCES AT DECEMBER 31, 2012, PREVIOUSLY PRESENTED	4,265,091	3,953,850	2,856,176	968,945	—	12,044,062
Effects of adoption of new accounting practices (Note 2.2)	—	—	—	(494,066)	—	(494,066)
DECEMBER 31, 2012 BALANCES ADJUSTED FOR CHANGE IN ACCOUNTING PRACTICE	4,265,091	3,953,850	2,856,176	474,879	—	11,549,996
Profit (loss) for the period	—	—	—	—	1,482,585	1,482,585
Other comprehensive income:
Equity gain on Other comprehensive income in subsidiary and jointly-controlled subsidiary	—	—	—	4,066	—	4,066
Total comprehensive income for the period	—	—	—	4,066	1,482,585	1,486,651
Other changes in Stockholders’ equity
Increase in share capital	548,271	(548,271)	—	—	—	—
Additional dividend proposed in 2012 (R$ 0.74 per share)	—	—	(628,131)	—	—	(628,131)
Realization of reserves
Adjustments to Stockholders’ equity — attributed cost of PP&E	—	—	—	(61,131)	61,131	—
BALANCES ON JUNE 30, 2013	4,813,362	3,405,579	2,228,045	417,814	1,543,716	12,408,516

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

R$ ’000

	Consolidated		Holding company
	Jan–Jun 2013	Jan–Jun 2012 (Re-presented)	Jan–Jun 2013	Jan–Jun 2012 (Re-presented)
CASH FLOW FROM OPERATIONS
Profit (loss) for the period	1,482,585	1,235,620	1,482,585	1,235,620
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	658,303	506,683	112,334	106
Depreciation and amortization	387,125	371,315	201	185
Gain on disposal of investments	(284,298)	—	(378,378)	—
Equity gain (loss) in subsidiaries	(250,582)	(237,686)	(1,335,912)	(1,263,711)
Unrealized profit	80,959	—	80,959	—
Interest and monetary updating	450,290	464,736	(22,087)	12,754
Provisions for operational losses	75,001	46,036	8,293	(18,392)
Post-retirement liabilities	137,757	114,494	8,173	7,394
Other	3,186	10,754	20	15
	2,740,326	2,511.952	(43,812)	(26,029)
(Increase) / decrease in assets
Consumers and Traders	61,901	(65,731)	—	—
Passthrough from CDE (Energy Development) Account	(102,904)	—	—	—
Recoverable taxes	52,408	(40,039)	57,254	(1,172)
Income tax and Social Contribution tax recoverable	58,962	(5,148)	(23,249)	(9,627)
Transport of electricity	106,941	(37,775)	—	—
Dividends received	276,222	227.569	235,786	609,318
Financial assets	295,906	28,081	—	—
Other	224,968	(247,135)	148,538	12,266
	974,404	(140,178)	418,329	610,785
Increase (reduction) in liabilities
Suppliers	(275,705)	101,492	2,235	(4,742)
Taxes	(79,426)	(33,790)	(39,186)	(13,951)
Income tax and Social Contribution tax	(107,350)	(32,432)	21,783	14,302
Payroll and related charges	(14,320)	(31,533)	(2,843)	(2,958)
Regulatory charges	(73,759)	(19,457)	—	—
Post-retirement liabilities	(86,707)	(98,842)	(4,704)	(4,940)
Other	37,012	(22,230)	(7,349)	(147)
	(600,255)	(136,792)	(30,064)	(12,436)

Cash from operational activities	3,114,475	2,234,982	344,453	572,320

Interest paid on loans and financings	(657,880)	(530,764)	(17,784)	(4,784)
Income tax and Social Contribution tax paid	(516,904)	(482,342)	(108,102)	(10,800)
CASH FROM OPERATIONAL ACTIVITIES	1,939,691	1,221,876	218,567	556,736

CASH FLOWS FROM INVESTMENT ACTIVITIES
In securities — short-term investments	(2,073,731)	(631,993)	(1,169,341)	30,515
Accounts receivable received from Minas Gerais state government	2,465,646	96,329	2,465,646	—
In financial assets	(46,233)	(45,600)	—	—
Investments	1,351,574	(117,536)	1,619,986	(4,603)
Gain on disposal of investments	1,691,415	—	1,619,986
Acquisition of investments	(94,184)	—	—	—
Injection of capital	(236,734)	(117,536)	—	—
Other	(8,923)	—	—	(4,603)
In PP&E	(4,115)	(44,818)	—	—
In intangible assets	(444,119)	(542,592)	—	—
NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	1,249,022	(1,286,210)	2,916,291	25,912

CASH FLOW IN FINANCING ACTIVITIES
New loans, financings and debentures	2,442,510	2,591,159	—	—
Payment of loans, financings and debentures	(3,232,080)	(2,884,086)	(1,106,397)	(18,397)
Interest on Equity, and dividends	(2,688,210)	(647,963)	(2,688,210)	(647,963)
NET CASH USED IN FINANCING ACTIVITIES	(3,477,780)	(940,890)	(3,794,607)	(666,360)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(289,067)	(1,005,224)	(659,749)	(83,712)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	1,919,125	2,103,870	1,057,122	226,695
End of the year	1,630,058	1,098,646	397,373	142,983
	(289,067)	(1,005,224)	(659,749)	(83,712)

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

R$ ’000

	Consolidated				Holding company
	Jan–Jun, 2013		Jan–Jun, 2012 (Re-presented)		Jan–Jun, 2013		Jan–Jun, 2012 (Re- presented)
REVENUE
Sales of electricity and services	9,064,480		9,138,892		161		161
Distribution construction revenue	421,826		542,426		—		—
Transmission construction revenue	43,579		42,528		—		—
Gain on disposal of investments	1,691,415		—		1,619,986		—
Other revenues	2,300		2,606		—		—
Allowance for doubtful receivables	(34,501)		(33,801)		—		—
	11,189,099		9,692,651		1,620,147		161

INPUTS ACQUIRED FROM THIRD PARTIES
Electricity bought for resale	(2,416,955)		(2,133,716)		—		—
Charges for use of the national grid	(284,495)		(489,438)		—		—
Outsourced services	(660,684)		(628,789)		(4,281)		(5,700)
Materials	(273,768)		(331,909)		(67)		(54)
Cost on disposal of investments	(1,407,117)				(1,241,608)
Other operational costs	(286,483)		(183,868)		(47,545)		214
	(5,329,502)		(3,767,720)		(1,293,501)		(5,540)

GROSS VALUE ADDED	5,859,597		5,924,931		326,646		(5,379)

RETENTIONS
Depreciation and amortization	(387,125)		(371,315)		(201)		(185)
NET ADDED VALUE PRODUCED BY THE COMPANY	5,472,472		5,553,616		326,445		(5,564)

ADDED VALUE RECEIVED BY TRANSFER
Equity gain (loss) in subsidiaries	250,582		237,686		1,254,953		1,263,711
Unrealized profit	(80,959)		—		—		—
Financial revenues	372,676		295,009		76,445		72,845

ADDED VALUE TO BE DISTRIBUTED	6,014,771		6,086,311		1,657,843		1,330,992

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	797,104	13.25	694,924	11.42	32,052	1.93	30,033	2.26
Direct remuneration	454,056	7.55	471,336	7.74	15,661	0.94	17,289	1.30
Benefits	190,980	3.18	176,709	2.90	10,777	0.65	10,791	0.81
FGTS Fund	31,211	0.51	31,855	0.52	1,707	0.10	1,699	0.13
Others	120,857	2.01	15,024	0.26	3,907	0.24	254	0.02

Taxes	2,996,051	49.81	3,467,798	56.98	118,279	7.13	5,943	0.45
Federal	1,592,318	26.47	1,954,384	32.11	118,133	7.12	5,734	0.44
State	1,399,415	23.27	1,508,453	24.78	84	0.01	150	0.01
Municipal	4,318	0.07	4,961	0.09	62	—	59	—

Remuneration of external capital	739,031	12.29	687,969	11.30	24,927	1.51	59,396	4.46
Interest	687,798	11.44	637,395	10.47	24,414	1.47	58,967	4.43
Rentals	51,233	0.85	50,574	0.83	513	0.04	429	0.03

Remuneration of own capital	1,482,585	24.65	1,235,620	20.30	1,482,585	89.43	1,235,620	92.83
Retained earnings	1,482,585	24.65	1,235,620	20.30	1,482,585	89.43	1,235,620	92.83
	6,014,771	100.00	6,086,311	100.00	1,657,843	100.00	1,330,992	100.00

CONDENSED EXPLANATORY NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2013

(Figures are in R$ ’000, except where otherwise indicated)

1.                  Operational context

Companhia Energética de Minas Gerais (“Cemig”, “the Holding Company”, or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded at Corporate Governance Level 1 on the BM&F Bovespa (“Bovespa”), through ADRs on the New York Stock Exchange (“NYSE”), and on the stock exchange of Madrid (“Latibex”).  It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objects of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

2.                  BASIS OF PREPARATION

2.1.                  Statement of compliance

The Individual Interim Financial Statements have been prepared in accordance with Technical Pronouncement 21 (R1) — Interim Reporting (Pronunciamento Técnico 21 — Demonstração Intermediária, or ‘CPC 21’); and the Consolidated Interim Financial statements have been prepared in accordance with both CPC 21 and International Accounting Standard IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Both are also presented in a form compliant with the rules issued by the Brazilian Securities Commission (Comissão de Valores Imobilários, or CVM) applicable to preparation of interim financial statements for the Quarterly Information (Informações Trimestrais, or ITR).

This Interim Quarterly Information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual accounting statements at December 31, 2011, except in relation to the new accounting pronouncements that came into force on January 1, 2013, which are dealt with in more detail in Explanatory Note 2, item 2.3, of this Interim Quarterly Information. Hence this Interim Accounting Information should be read in conjunction with those accounting statements, which were approved by the Executive Board on April 16, 2013 and filed with the CVM on that date, and were approved by the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2013.

The individual Interim financial statements of the holding company were prepared in accordance with BR GAAP. In the case of the consolidated statements, those practices differ from the IFRS applicable to the separate holding company interim financial statements in that under BR GAAP the investments in subsidiaries, affiliates and joint ventures are valued by the equity method, whereas under IFRS they are valued at cost or fair value.

However, there is no difference in the totals for Stockholders’ equity and Net profit between the consolidated financial statements and the holding company financial statements. Thus, the consolidated Interim Financial Statements and the holding company Interim Financial Statements are presented side-by-side in a single group of Financial Statements.

2.2.                  New accounting pronouncements adopted starting in 2013

Due to the changes in accounting Pronouncements, the Company has adopted new accounting practices as from January 1, 2013 and, for the presentatiaon of these consolidated interim financial statement, these pratices were applied retrospectively. Below are the principal alterations that affect the financial statements.

CPC.33 (R1) and IAS 19 (revised) — Employee Benefits

These changes have altered the accounting of defined-benefit plans and severance benefits. The most significant change relates to accounting of the changes in the defined-benefit obligations and assets of the plan in the year itself, with the elimination of the “corridor approach” permitted in the previous version of IAS 19 and early recognition of the cost of past services. The changes require that all actuarial gains and losses be recognized immediately in Other comprehensive income and in Stockholders’ equity so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.

CPC 19 (R2) and IFRS 11 — Joint Arrangements

IFRS 11 replaces IAS 31 — Interests in joint ventures. IFRS 11 deals with how a participation agreement in which two or more parties have joint control should be classified. SIC 13 — Jointly Controlled Entities — Non-Monetary Contributions by Venturers — will be withdrawn with the application of IFRS 11. Under IFRS 11, participation agreements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the agreements. Additionally, under IFRS 11, joint ventures must be accounted by the equity method. Under the previous criterion of IAS 31, a choice was allowed, for joint ventures, between accounting by the equity method or by the method of proportional consolidation.

As a result of adoption of this rule, the Company now accounts by the equity method all its holdings in entities in which the control is jointly held; and no longer uses the proportional consolidation method.

Reclassification of accounting balances of June 30, 2012 and January 1, 2012

Some balances in the Consolidated Interim Accounting Information for the period ended June 30, 2012, originally issued on August 14, 2012, although not significant in scale, have been reclassified for the purposes of comparison with the Consolidated Interim Accounting Information for the period ended June 30, 2013.

The company decided to adjust the comparative balances at June 30, 2012, for presentation in the Consolidated Interim Accounting Information of June 30, 2012, with the aim of the maintaining the best comparison of balances.

Below we give a summary of the Consolidated Interim Accounting Information that has been reclassified, to provide optimum comprehension of the effects:

Jan. 1, 2012	Consolidated				Holding company
Statement of financial position	Published	Post- retirement obligations	Consolidation criteria	Balance Re- presented	Published	Post- retirement obligations	Balance Re- presented
Current assets	8,531,649	—	(2,763,846)	5,767,803	683,277	—	683,277
Noncurrent assets
Deferred income tax and Social Contribution tax	1,235,869	33,824	(338,255)	931,438	424,449	7,238	431,687
Investments	176,740	(13,025)	6,187,594	6,351,309	11,994,523	(64,635)	11,929,888
Other non-current assets	27,064,625	—	(10,493,853)	16,570,772	1,362,756	—	1,362,756
Total non-current assets	28,477,234	20,799	(4,644,514)	23,853,519	13,781,728	(57,397)	13,724,331

Current liabilities	12,169,346	—	(4,070,477)	8,098,869	2,352,548	—	2,352,548
Noncurrent liabilities
Post-retirement liabilities	2,186,568	99,483	(329,813)	1,956,238	96,245	21,287	117,532
Other non-current liabilities	10,908,021	—	(3,008,070)	7,899,951	271,264	—	271,264
Total non-current liabilities	13,094,589	99,483	(3,337,883)	9,856,189	367,509	21,287	388,796

Stockholders’ equity
Valuation adjustments to Stockholders’ equity	1,086,154	(78,684)	—	1,007,470	1,086,154	(78,684)	1,007,470
Other components of Stockholders’ equity:	10,658,794	—	—	10,658,794	10,658,794	—	10,658,794
Total of stockholders’ equity	11,744,948	(78,684)	—	11,666,264	11,744,948	(78,684)	11,666,264

Dec. 31, 2012	Consolidated				Holding company
Statement of financial position	Published	Post- retirement obligations	Consolidation criteria	Balance Re- presented	Published	Post- retirement obligations	Balance Re- presented
Current assets	11,990,079	—	(3,186,327)	8,803,752	4,092,494	—	4,092,494
Non-current assets
Deferred income tax and Social Contribution tax	1,451,794	174,047	(321,921)	1,303,920	357,354	35,283	392,637
Investments	225,599	(55,852)	6,685,506	6,855,253	12,253,148	(425,581)	11,827,567
Other non-current assets	27,105,489	—	(11,498,533)	15,606,956	353,350	—	353,350
Total non-current assets	28,782,882	118,195	(5,134,948)	23,766,129	12,963,852	(390,298)	12,573,554

Current liabilities	14,307,372	—	(1,509,066)	12,798,306	4,701,732	—	4,701,732
Non-current liabilities
Income tax and Social Contribution tax	947,870	(51,699)	(588,983)	307,188	—	—	—
Post-employment obligations	2,229,081	663,960	(318,093)	2,574,948	101,965	103,768	205,733
Other non-current liabilities	11,244,576		(5,905,133)	5,339,443	208,587	—	208,587
Total non-current liabilities	14,421,527	612,261	(6,812,209)	8,221,579	310,552	103,768	414,320

Stockholders’ equity
Valuation adjustments to Stockholders’ equity	968,945	(494,066)	—	474,879	968,945	(494,066)	474,879
Other components of Stockholders’ equity	11,075,117	—	—	11,075,117	11,075,117	—	11,075,117
Total of stockholders’ equity	12.044.062	(494.066)	—	11.549.996	12.044.062	(494.066)	11.549.996

Jan–Jun 2012 (‘1H12’)	Consolidated
Profit and loss account	Published	Consolidation criteria	Balance re-presented
Revenue	8,562,335	(1,907,292)	6,655,043
Operational costs
Cost of electricity	(3,234,646)	862,439	(2,372,207)
Cost of operation	(2,148,988)	313,097	(1,835,891)
Total cost	(5,383,634)	1,175,536	(4,208,098)
Gross profit	3,178,701	(731,756)	2,446,945
Operational expenses	(787,412)	185,953	(601,459)
Equity gain (loss) in subsidiaries	(1,458)	239,144	237,686
Profit before Financial revenue (expenses) and taxes	2,389,831	(306,659)	2,083,172
Financial revenue (expenses)	(564,712)	223,843	(340,869)
Pretax profit	1,825,119	(82,816)	1,742,303
Income tax and Social Contribution tax	(589,499)	82,816	(506,683)
PROFIT (LOSS) FOR THE PERIOD	1,235,620	—	1,235,620

April–June 2013 (‘2Q13’)	Consolidated
Profit and loss account	Published	Consolidation criteria	Balance re-presented
Revenue	4,413,940	(950,826)	3,463,114
Operational costs
Cost of electricity	(1,745,655)	449,459	(1,296,196)
Cost of operation	(1,112,149)	166,358	(945,791)
Total cost	(2,857,804)	615,817	(2,241,987)
Gross profit	1,556,136	(335,009)	1,221,127
Operational expenses	(368,180)	98,948	(269,232)
Equity gain (loss) in subsidiaries	(656)	88,999	88,343
Operational profit before Financial revenue (expenses) and taxes	1,187,300	(147,062)	1,040,238
Financial revenue (expenses)	(302,632)	120,951	(181,681)
Pretax profit	884,668	(26,111)	858,557
Income tax and Social Contribution tax	(280,436)	26,111	(254,325)
PROFIT (LOSS) FOR THE PERIOD	604,232	—	604,232

Jan–Jun 2012 (‘1H12’)	Consolidated and Holding Company
Statement of Comprehensive Income	Published	Consolidation criteria	Balance re-presented
PROFIT (LOSS) FOR THE PERIOD	1,235,620	—	1,235,620

Other Comprehensive Income
Foreign exchange conversion differences on transactions outside Brazil	4,240	(4,240)	—

Equity gain on Other comprehensive income in Subsidiary and Jointly-controlled subsidiary	—	3,633	3,633

Cash flow hedge instruments	(921)	921	—
Deferred income tax and Social Contribution tax	313	(313)	—
COMPREHENSIVE INCOME FOR THE PERIOD	1,239,252	(1,239,252)	—

April–June 2013 (‘2Q13’)	Consolidated and Holding Company
Statement of Comprehensive Income	Published	Consolidation criteria	Balance re-presented
PROFIT (LOSS) FOR THE PERIOD	604,232	—	604,232

Other Comprehensive Income
Foreign exchange conversion differences on transactions outside Brazil	6,251	(6,251)	—

Equity gain on Other comprehensive income in Subsidiary and Jointly-controlled subsidiary	—	5,746	5,746

Cash flow hedge instruments	(766)	766	—
Deferred income tax and Social Contribution tax	260	(260)	—
COMPREHENSIVE INCOME FOR THE PERIOD	609,977	1	609,978

Jan–Jun 2012 (‘1H12’)	Consolidated
Statments of Cash Flows	Published	Consolidation criteria	Balance re- presented
Net cash from operational activities	1,745,889	(439,983)	1,305,906
Net cash used in (from) financial activities	(554,633)	(386,257)	(940,890)
Net cash used in (from) investment activities	(1,718,476)	348,236	(1,370,240)
Net changes in cash anda cash equivalents	(527,220)	(478,004)	(1,005,224)

Cash anda cash equivalents in the beginning of the year	2,862,490	(758,620)	2,103,870
Cash anda cash equivalents in the end of the year	2,335,270	(1,236,624)	1,098,646
Net changes in cash anda cash equivalents	(527,220)	(478,004)	(1,005,224)

Jan–Jun 2012 (‘1H12’)		Consolidated			Holding Company
			Consolidation	Balance re-		Consolidation	Balance re-
Statements of Added Value	Note	Published	criteria	presented	Published	criteria	presented
Revenue		12,292,593	(2,599,942)	9,692,651	161	—	161
Inputs Acquired From Third Parties		(4,828,996)	1,061,276	(3,767,720)	(5,270)	(270)	(5,540)
Retentions		(482,715)	111,400	(371,315)	(185)	—	(185)
Added Value Received by Transfer	a	444,421	88,274	532,695	1,337,652	(1,096)	1,336,556
Added Value to be Distributed		7,425,303	(1,338,992)	6,086,311	1,332,358	(1,366)	1,330,992

Distribuition of Added Value
Employees		744,286	(49,362)	694,924	30,303	(270)	30,033
Taxes	a	4,382,761	(914,963)	3,467,798	7,039	(1,096)	5,943
Remuneration of external capital	a	1,062,636	(374,667)	687,969	59,396	—	59,396
Remuneration of own capital		1,235,620	—	1,235,620	1,235,620	—	1,235,620
Distributed Added Value		7,425,303	(1,338,992)	6,086,311	1,332,358	(1,366)	1,330,992

The reclassifications above are presented to provide more material information in relation to the following item:

a)             Segregation of the Company’s investments into fixed assets, intangible assets and financial assets of the concession according to the nature of expenditures.

2.3.                  Correlation between the Explanatory Notes published in the Complete Annual Financial Statements and the Interim statements

The correlation between the Explanatory Notes published in the Complete annual Financial Statements at December 31, 2012 and the Interim statements at June 30, 2013 is shown below.

The Company believes that this Quarterly Information presents the material updating of information relating to its financial position, and to its performance in the quarter ended June 30, 2013, in compliance with the requirements for disclosure stated by CVM Circular Letter SNC/SEP 003/2011.

No. of the Explanatory Note
Full-year (DFP) Statement for 2012	ITR of 2Q13	Title of Explanatory Note
1	1	Operational context
2	2	Basis of preparation
3	3	Principles of consolidation
5	32	Operational segments
6	4	Cash and cash equivalents
7	5	Securities
8	6	Consumers and Traders
9	7	Recoverable taxes
10	8	Income tax and Social Contribution tax
11	9	Escrow deposits in litigation
12	11	Accounts receivable from the Minas Gerais state government; the Receivables Fund
13	12	Financial Assets of the Concession
14	13	Investments
15	14	Property, plant and equipment
16	15	Intangible assets
17	16	Suppliers
18	17	Taxes and Social Contribution tax
19	18	Loans, financings and debentures
20	19	Regulatory charges
21	20	Post-retirement obligations
22	21	Provisions
23	22	Stockholder’s equity and remuneration to stockholders
24	23	Revenue
25	24	Operational costs and expenses
26	25	Financial revenue and expenses
27	26	Related party transactions
28	27	Financial instruments and risk management
29	28	Measurement at fair value
(*)	29	Effects of Provisional Measure 579 of September 11, 2012 (converted into Law 12783 of January 11, 2013)
34	31	Subsequent event

(*) Included in the group of financial statements as from first quarter of 2013.

The Explanatory Notes of the 2012 annual report that were not included in this present Quarterly Information because they had no material changes, and/or were not applicable to the interim information, are as follows:

Note number	Title of Explanatory Note
4	Concession and the effects of Provisional Measure 579 of September 11, 2012 (converted into Law 12783 of January 11, 2013)
30	Insurance
31	Commitments
33	Cash flow statement

3.                  PRINCIPLES OF CONSOLIDATION

The dates of the Interim Financial Statements of the subsidiaries, used for calculation of equity gains (losses) and consolidation, coincide with those of the Company.

The Company uses the criteria of full consolidation; the direct holdings of Cemig included in the consolidation are as follows

		June 30, 2013		Dec. 31, 2012
Subsidiaries	Form of valuation	Direct interest (%)	Indirect interest (%)	Direct interest (%)	Indirect interest (%)
Cemig Geração e Transmissão	Consolidation	100.00	—	100.00	—
Cemig Distribuição	Consolidation	100.00	—	100.00	—
Cemig Telecom	Consolidation	100.00	—	100.00	—
Rosal Energia	Consolidation	100.00	—	100.00	—
Sá Carvalho	Consolidation	100.00	—	100.00	—
Horizontes Energia	Consolidation	100.00	—	100.00	—
Usina Térmica Ipatinga	Consolidation	100.00	—	100.00	—
Cemig PCH	Consolidation	100.00	—	100.00	—
Cemig Capim Branco Energia	Consolidation	100.00	—	100.00	—
Cemig Trading	Consolidation	100.00	—	100.00	—
Efficientia	Consolidation	100.00	—	100.00	—
Central Termelétrica de Cogeração	Consolidation	100.00	—	100.00	—
UTE Barreiro	Consolidation	100.00	—	100.00	—
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00	—	100.00	—
Cemig Serviços	Consolidation	100.00	—	100.00	—

4.                  CASH AND CASH EQUIVALENTS

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re- presented
Bank accounts	76,039	73,352	87,448	3,729	6,065	6,664
Cash investments
Bank certificates of deposit	1,516,245	1,785,305	1,762,162	383,387	1,046,728	191,004
Other	37,774	60,468	254,260	10,257	4,329	29,027
	1,554,019	1,845,773	2,016,422	393,644	1,051,057	220,031
	1,630,058	1,919,125	2,103,870	397,373	1,057,122	226,695

Cash investments are transactions carried out with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market conditions and rates. All the transactions are liquid, promptly convertible into a known amount of cash, are subject to insignificant risk of change in value, and have no restrictions on use. Bank Certificates of Deposit (CDBs), with fixed or floating rates, and Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial, or DPGEs), are remunerated at a percentage (varying from 97% to 105%) of the CDI rate (Interbank Rate, for Certificados de Depósito Interbancário, or CDs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). Repo transactions state, in their trading notes, the Bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the Company’s option.

The Company’s exposure to interest rate risk and an analysis of sensitivity of financial assets and liabilities are given in Explanatory Note 27.

5.                  SECURITIES

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions with branch offices in Brazil, for market prices and conditions.

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Cash investments
Current
Bank certificates of deposit	1,593,270	378,576	356,327	869,383	3,845	180,000
Financial Notes – Banks	995,646	220,606	—	270,367	19,276	—
Debentures	53,867	56,081	—	14,627	3,979	—
Other	13,313	1,879	—	3,665	263	—
	2,656,096	657,142	356,327	1,158,042	27,363	180,000
Non-current
Bank certificates of deposit	31,616	7,553	—	8,585	4	—
Financial Notes – Banks	135,267	76,996	—	36,732	6,017	—
Debentures	—	1,715	—	—	123	—
Other	7,010	12,852	—	972	1,483	—
	173,893	99,116	—	46,289	7,627	—
	2,829,989	756,258	356,327	1,204,331	34,990	180,000

Classification of these securities in accordance with the categories specified in the accounting rules is presented in Explanatory Note 27.

6.                  CONSUMERS AND TRADERS

	Consolidated
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re- presented
Invoiced supply	1,734,310	1,769,363	1,725,958
Supply not yet invoiced	362,807	513,926	498,832
Wholesale supply to other concession holders	403,100	290,136	241,302
(–) Allowance for doubtful accounts	(503,461)	(494,146)	(336,921)
	1,996,756	2,079,279	2,129,171

Current assets	1,741,930	1,858,129	2,067,349
Non-current assets	254,826	221,150	61,822

The variation in the line Wholesale supply to other concession holders refers mainly to the delay in settlement of the accounting of the CCEE carried out in April, as determined by Aneel under Law 12783/12 which altered the shares of the distributors and the closing dates of contracts.

The Company’s exposure to credit risk related to Consumers and traders is given in Explanatory Note 27.

The Provision for Doubtful Receivables is considered to be sufficient to cover any losses in the realization of these assets. By consumer category, they break down as follows:

Allowance (provision) for doubtful receivables	June 30, 2013	Dec. 31, 2012 Re- presented	Jan. 1, 2012 Re-presented
Residential	140,000	134,512	118,206
Industrial	234,239	230,474	83,533
Commercial, services and others	80,465	80,607	80,813
Rural	17,349	17,832	17,916
Public authorities	4,956	4,305	4,726
Public illumination	11,281	12,182	13,693
Public service	10,673	9,667	12,126
Other	4,498	4,567	5,908
	503,461	494,146	336,921

Changes in the Allowance for doubtful receivables were as follows:

	Dec. 31, 2012 Re-presented	New provisions	Retired	June 30, 2013
Allowance for doubtful receivables	494,146	34,501	(25,186)	503,461

7.                  RECOVERABLE TAXES

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re- presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Current
ICMS tax recoverable	116,941	115,179	101,961	3,429	3,429	3,843
PIS and Pasep taxes	8,764	7,399	10,507	6	—	—
Cofins tax	40,379	87,808	111,810	27	57,282	67,342
Other	6,981	6,360	4,276	1,384	1,389	1,385
	173,065	216,746	228,554	4,846	62,100	72,570
Non-current
ICMS tax recoverable	234,240	222,851	203,402	4,754	4,754	4,334
PIS and Pasep taxes	26,474	29,455	13,254	—	—	—
Cofins tax	122,167	139,301	64,596	3	3	—
Other	—	1	—	—	—	—
	382,881	391,608	281,252	4,757	4,757	4,334
	555,946	608,354	509,806	9,603	66,857	76,904

The credits of ICMS tax, and the PIS, Pasep and Cofins taxes arise mainly from acquisitions of property, plant and equipment, which can be offset over 48 months.

8.                  INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)                 Income tax and Social Contribution tax recoverable

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2013, which will be offset against federal taxes payable, to be calculated for the year 2013, posted in Taxes.

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Current
Income tax	156,526	171,248	103,461	—	—	—
Social Contribution tax	19,931	57,720	31,760	—	—	—
	176,457	228,968	135,221	—	—	—
Non-current
Income tax	18,943	25,462	17,211	18,943	25,462	17,211
Social Contribution tax	32,217	2,449	2,337	32,217	2,449	2,337
	51,160	27,911	19,548	51,160	27,911	19,548
	227,617	256,879	154,769	51,160	27,911	19,548

b)                 Deferred income tax and Social Contribution tax

Cemig and its subsidiaries have deferred income tax credits, constituted at the rate of 25.00%, and deferred Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re- presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re- presented
Tax credits
Tax loss carryforwards	249,093	285,629	337,861	248,716	285,629	337,861
Provisions	100,791	82,511	95,990	49,359	42,057	55,697
Post-retirement obligations	632,431	616,380	403,131	58,319	57,175	27,045
Allowance for doubtful receivables	181,634	178,125	123,988	8,222	7,628	8,629
Taxes payable — suspended liability (1)	179,217	179,217	179,257	—	—	—
Paid concession	63,075	64,790	61,941	—	—	—
CVA – IFRS	73,933	—	—	—	—	—
Regulatory assets not recognized by IFRS		168,344	—	—	—	—
Other	31,331	26,490	45,082	2,004	2,206	2,455
Total	1,511,505	1,601,486	1,247,250	366,620	394,695	431,687

Deferred obligations
Funding cost	(4,682)	(5,476)	(4,303)	—	(2,058)	—
Foreign exchange variations	(18,345)	(20,485)	(17,645)	—	—	—
Attributed cost	(363,486)	(385,024)	(441,950)	—	—	—
Adjustment to present value	(82,324)	(83,725)	(80,483)	—	—	—
CVA – IFRS	—	—	(82,078)	—		—
Borrowing costs, capitalized	(34,802)	(27,261)	(21,248)	—	—	—
Taxes on income not redeemed — Presumed Profit method	(2,327)	(1,939)	(1,410)	—	—	—
Transmission companies: Indemnity gain	(80,844)	(80,844)	—	—	—	—
Total	(586,810)	(604,754)	(649,117)	—	(2,058)	—
Total, net	924,695	996,732	598,133	366,620	392,637	431,687

Total assets	1,200,897	1,303,920	931,438	366,620	392,637	431,687
Total liabilities	(276,202)	(307,188)	(333,305)	—	—	—

c)                  Reconciliation of the expense on income tax and the Social Contribution tax

This table shows the reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the actual expense, shown in the Profit and loss account:

	Consolidated		Holding company
		1H12	1H13	1H12
	1H13	Re-presented	Re-presented	Re-presented
Profit before income tax and Social Contribution tax	2,140,888	1,742,303	1,594,919	1,235,726
Income tax and Social Contribution tax — nominal expense	(727,902)	(592,383)	(542,272)	(420,147)
Tax effects applicable to:
Equity gain (loss) in subsidiaries	57,672	80,813	426,684	429,662
Interest on Equity received from investees	(12,304)	(4,027)	—	(4,027)
Non-deductible contributions and donations	(2,054)	(2,410)	(7)	(130)
Tax incentives	9,131	9,588	287	—
Tax credits not recognized	4,151	(8,556)	200	(9,190)
Difference between Presumed Profit and Real Profit	17,188	12,204	—	—
Adjustment to income tax and Social Contribution tax — prior year	(1,366)	1,407	(487)	1,407
Other	(2,819)	(3,319)	3,261	2,319
Income tax and Social Contribution — effective gain (expense)	(658,303)	(506,683)	(112,334)	(106)
Effective rate	30.75%	29.08%	7.04%	0.01%

Current tax	(584,980)	(665,367)	(86,319)	—
Deferred tax	(73,323)	158,684	(26,015)	(106)

	Consolidated		Holding company
	2Q13	2Q12 Re-presented	2Q13	2Q12 Re-presented
Profit before income tax and Social Contribution tax	916,680	858,557	737,685	608,800
Income tax and Social Contribution tax — nominal expense	(311,671)	(291,909)	(250,812)	(206,992)
Tax effects applicable to:
Equity gain (loss) in subsidiaries	1,178	30,036	128,526	208,939
Interest on Equity received from investees	(12,304)	(4,027)	—	(4,027)
Non-deductible contributions and donations	(1,629)	(1,907)	(4)	(127)
Tax incentives	6,806	6,948	272	—
Tax credits not recognized	3,653	(4,433)	130	(4,883)
Difference between Presumed Profit and Real Profit	17,188	12,204	—	—
Adjustment to income tax and Social Contribution tax — prior year	(1,366)	1,407	(487)	1,407
Other	(1,297)	(2,644)	1,928	1,115
Income tax and Social Contribution — effective gain (expense)	(299,442)	(254,325)	(120,447)	(4,568)
Effective rate	32,67%	29,62%	16,33%	0,75%

Current tax	(246,590)	(338,140)	(84,423)	—
Deferred tax	(52,852)	83,815	(36,024)	(4,568)

9.                  ESCROW DEPOSITS IN LEGAL ACTIONS

Deposits linked to legal actions are mainly related to contingencies for employment-law litigation and tax claims.

Escrow deposits relating to tax obligations are mainly for cases involving income tax withheld at source on Interest on Equity, and the question of exclusion of the ICMS tax from the basis of calculation for the liability for Pasep and Cofins taxes.

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Employment law cases	280,513	237,780	206,646	27,596	27,034	24,389

Tax issues
Income tax on Interest on Equity	14,478	14,774	14,010	—	—	—
ITCD (b)	—	120,096	115,918	—	120,096	115,918
Pasep and Cofins taxes (a)	719,720	719,180	719,470	—	—	—
Other	64,452	50,398	38,948	55,845	44,219	34,696
	798,650	904,448	888,346	55,845	164,315	150,614

Other
Regulatory	33,329	33,151	33,852	13,138	12,704	21,070
Third party liability	14,450	7,806	28,587	12,412	6,464	7,165
Consumer regulations (Recon)	2,643	1,833	13,392	863	74	11,653
Court embargo	57,139	110,198	94,685	30,581	55,688	50,172
Other	3,179	5,291	10,724	2,902	4,423	10,658
	110,740	158,279	181,240	59,896	79,353	100,718
	1,189,903	1,300,507	1,276,232	143,337	270,702	275,721

(a)         The balances of the escrow deposits relating to the Pasep and Cofins taxes have a corresponding provision in Taxes. For more details, please see Explanatory Note 17.

(b)         The Company received the duly updated amount corresponding to the escrow deposit related to the contingency for ITCD tax, as a result of judgment being awarded in favor of the Company in an action on whether this tax was applicable to amounts received as contribution to works made by consumers.

10.           FUNDS RECEIVED FROM THE ENERGY DEVELOPMENT ACCOUNT (CDE)

Due to the low level of the reservoirs of the hydroelectric plants, and the consequent increase in the price of electricity, which had a significant effect on the cost of electricity bought by distributors throughout Brazil, the Brazilian federal government issued Decree 7945 (of March 7, 2013), which ordered payment of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), to cover, principally, the costs arising from dispatching of the thermoelectric plants.

The above amounts were recognized in the Profit and loss account as Offsetting of cost of electricity bought. The balance of the amounts of these incoming funds was presented in the Statement of financial position at June 30, 2013, in the amount of R$ 102,904, for the period April through June 2013, and this amount was received in full, in two tranches, one in July and the other in August, 2013.

11.                     ACCOUNTS RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT; THE RECEIVABLES FUND

On November 20, 2012, the government of the State of Minas Gerais and the Company signed a Commitment Undertaking to arrange for early payment of the total of the obligations under the CRC contract. A discount of approximately 35% was applied to the updated debtor balance for cash payment by the State of Minas Gerais into the account of the Company.

In the commitment agreement, the State of Minas Gerais recognized and stated its liability for the debit arising from the CRC contract, in the total amount of R$ 6,282,551, on the base date of October 31, 2012, resulting, after application of a discount of 35%, in the amount of R$ 4,083,658. This amount was a adjusted for monetary variation and addition of the interest specified in the CRC contract, subject to a limit of up to 30 business days from inflow of funds from each of the loans contracted by Minas Gerais State to finance the transaction.

On December 31, 2012 the amount of R$ 4,083,658, plus interest and monetary updating, resulted in a total of R$ 4,167,907, which after deduction of the amount of receivables from the FIDC (R$ 1,785,045), generated a financial gain of R$ 2,382,862, which was recorded in the profit and loss account for 2012.

Of the amount to be paid by the State to the Company, the State retained, and paid to the federal government, the amount of R$ 403,162, for the agreed Settlement to terminate a legal action between Cemig and the federal government related to the now-extinct CRC Account.

This table shows the amounts involved in this set of transactions:

Consolidated and Holding company

Amount received from the FIDC (Receivables Fund)	1,785,045
Monetary updating of the contract as per conditions agreed with Minas Gerais State	2,382,862
Amount retained by Minas Gerais State to settle Cemig’s litigation with federal gov’t re CRC Account	(403,162)
Net amounts settled by Minas Gerais State	(1,342,646)
Balance at December 31, 2012	2,422,099
Monetary updating of the contract as per conditions agreed with Minas Gerais State	43,547
Net amounts settled by Minas Gerais State in first quarter of 2013	(2,465,646)
Balance at June 30, 2013	—

12.                     FINANCIAL ASSETS OF THE CONCESSION

As mentioned in Item 2.6 (g) of Explanatory Note 2 to the financial statements at December 31, 2012, the distribution, transmission and gas concession contracts of the Company and its jointly-controlled subsidiary are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which deals with the accounting of concessions, and refers to infrastructure in which investment has been made that will be the subject of indemnity by the concession-granting power, during the period of the concessions and at their termination, as set out in the regulatory framework of the electricity sector, and in the concession contract signed with Aneel by Cemig and its jointly-controlled subsidiaries.

Of the amounts recorded under this line, R$ 542,081 refers to the indemnity specified for transmission assets formed up to May 2000, receipt of which is scheduled for a period of 30 years, with payment criteria yet to be decided by the concession-granting power.

The remaining balance refers to investments in transmission that will be remunerated through tariffs, as established by Aneel through specific authorizations.

The balances of the financial assets are as follows:

Consolidated	Balances on June 30, 2013	Balances on Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Distribution concessions	4,941,718	4,757,735	3,118,126
Newer transmission concessions	46,127	47,259	49,910
Older / Renewed transmission concessions	715,738	958,161	708,428
Total	5,703,583	5,763,155	3,876,464

Current assets	2,254	287,692	42,106
Non-current assets	5,701,329	5,475,463	3,834,358

The movement in financial assets was as follows:

Consolidated
Balances on December 31, 2012	5,763,155
Additions	46,233
Amounts written off	(4,136)
Transfers	187,796
Amounts received	(286,644)
Other	(2,821)
Balance at June 30, 2013	5,703,583

13.                     INVESTMENTS

The table below gives a summary of the financial information in subsidiaries, affiliated companies and jointly-controlled enterprises.  The information presented below has been adjusted by the percentage of the stake or interest held by the Company.

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Cemig Geração e Transmissão	—	—	—	5,914,481	5,394,624	5,072,962
Hidrelétrica Cachoeirão	34,498	32,435	26,702	—	—	—
Guanhães Energia	54,118	20,001	10,443	—	—	—
Hidrelétrica Pipoca	24,723	20,419	19,511	—	—	—
Cemig Baguari Energia	12	17	22	—	—	—
Madeira Energia	547,288	427,944	165,558	—	—	—
Lightger	42,005	40,265	39,084	—	—	—
Baguari Energia	199,827	193,828	198,041	—	—	—
EBTE	—	153,618	143,770	—	—	—
Central Eólica Praias de Parajuru	58,588	59,991	61,546	—	—	—
Central Eólica Volta do Rio	72,870	74,136	82,392	—	—	—
Central Eólica Praias de Morgado	59,961	62,352	63,629	—	—	—
Taesa	2,121,460	2,251,093	2,060,362	—	—	—
Amazônia Energia	272,211	203,272	105,364	—	—	—
Cemig Distribuição	—	—	—	2,585,959	2,193,779	2,617,968
Light	1,087,390	1,104,282	1,157,578	1,087,390	1,104,282	1,147,158
Cemig Telecom	—	—	—	248,699	247,976	287,909
Ativas Data Center	4,397	—	—	—	—	—
Gasmig	547,480	508,077	444,991	547,480	508,077	444,991
Rosal Energia	—	—	—	143,696	145,252	158,676
Sá Carvalho	—	—	—	113,792	123,898	123,571
Horizontes Energia	—	—	—	73,837	77,404	73,203
Usina Térmica Ipatinga	—	—	—	23,557	25,895	37,577
Cemig PCH	—	—	—	87,734	91,866	95,228
Cemig Capim Branco Energia	—	—	—	122,319	125,568	42,592
Epícares Empreendimentos e Participações Ltda	94,184	—	—	—	—	—
Companhia Transleste de Transmissão	26,474	26,516	24,020	26,474	26,516	24,020
UTE Barreiro	—	—	—	32,827	33,022	23,034
Companhia Transudeste de Transmissão	13,312	13,542	13,150	13,312	13,542	13,150
Empresa de Comercialização de Energia Elétrica	—	—	—	6,744	12,368	239
Companhia Transirapé de Transmissão	11,868	11,528	10,525	11,868	11,528	10,525
Transchile	50,909	47,840	42,850	50,909	47,840	42,850
Efficientia	—	—	—	8,798	10,954	11,334
Cemig Comercializadora de Energia Incentivada	—	—	—	5,838	6,006	6,348
Companhia de Transmissão Centroeste de Minas	19,545	21,329	20,912	19,545	21,329	20,912
Cemig Trading	—	—	—	29,920	21,652	13,008
Empresa Paraense de Transmissão de Energia-ETEP	—	131,656	132,203	—	131,656	132,203
Empresa Norte de Transmissão de Energia-ENTE	—	304,432	307,211	—	304,432	307,211
Empresa Regional de Transmissão de Energia-ERTE	—	72,853	73,432	—	72,853	73,432
Empresa Amazonense de Transmissão de Energia-EATE	—	670,304	672,559	—	670,304	672,559
Empresa Catarinense de Transmissão de Energia-ECTE	—	42,677	44,983	—	42,677	44,983
Axxiom Soluções Tecnológicas	4,562	4,958	4,253	4,562	4,958	4,253
Cemig Serviços	—	—	—	327	1,421	2,310
Parati	358,140	355,888	358,459	358,140	355,888	358,459
Gasmig (Investment in progress)	—	—	67,759	—	—	67,223
	5,705,822	6,855,253	6,351,309	11,518,208	11,827,567	11,929,888

a)                 This table shows the movement of investments in subsidiaries and jointly-controlled subsidiaries:

	Dec. 31, 2011 Presented	Effect of CPC 33 on Post- employment benefits	Jan. 1, 2012 Re-presented	Dec. 31, 2012 Presented	Effect of CPC 33 on Post- employment benefits	Dec. 31, 2012 Re- presented	Equity gain (loss) in subsidiaries (Profit and loss account)	Equity gain (loss) in subsidiaries (Other comprehensive income)	Sale of TBE	Dividends	June 30, 2013
Cemig Geração e Transmissão	5,086,076	(13,114)	5,072,962	5,494,981	(100,357)	5,394,624	608,431	—	—	(88,574)	5,914,481
Cemig Distribuição	2,656,463	(38,495)	2,617,968	2,463,149	(269,370)	2,193,779	392,180	—	—	—	2,585,959
Cemig Telecom	287,909	—	287,909	247,976	—	247,976	891	(168)	—	—	248,699
Rosal Energia	158,676	—	158,676	145,252	—	145,252	12,260	—	—	(13,816)	143,696
Sá Carvalho	123,571	—	123,571	123,898	—	123,898	15,030	—	—	(25,136)	113,792
Gasmig	444,991	—	444,991	508,077	—	508,077	39,403	—	—	—	547,480
Horizontes Energia	73,203	—	73,203	77,404	—	77,404	2,812	—	—	(6,379)	73,837
Usina Térmica Ipatinga	37,577	—	37,577	25,895	—	25,895	6,007	—	—	(8,345)	23,557
Cemig PCH	95,228	—	95,228	91,866	—	91,866	8,111	—	—	(12,243)	87,734
Cemig Capim Branco Energia	42,592	—	42,592	125,568	—	125,568	28,135	—	—	(31,384)	122,319
Companhia Transleste de Transmissão	24,020	—	24,020	26,516	—	26,516	2,925	—	—	(2,967)	26,474
UTE Barreiro	23,034	—	23,034	33,022	—	33,022	1,785	—	—	(1,980)	32,827
Companhia Transudeste de Transmissão	13,150	—	13,150	13,542	—	13,542	1,589	—	—	(1,819)	13,312
Empresa de Comercialização de Energia Elétrica	239	—	239	12,368	—	12,368	6,160	—	—	(11,784)	6,744
Companhia Transirapé de Transmissão	10,525	—	10,525	11,528	—	11,528	1,804	—	—	(1,464)	11,868
Transchile	42,850	—	42,850	47,840	—	47,840	(1,161)	4,230	—	—	50,909
Efficientia	11,334	—	11,334	10,954	—	10,954	1,535	—	—	(3,691)	8,798
Cemig Comercializadora de Energia Incentivada	6,348	—	6,348	6,006	—	6,006	98	—	—	(266)	5,838
Companhia de Transmissão Centroeste de Minas	20,912	—	20,912	21,329	—	21,329	1,952	—	—	(3,736)	19,545
Light	1,160,184	(13,026)	1,147,158	1,149,109	(44,827)	1,104,282	6,854	—	—	(23,746)	1,087,390
Cemig Trading	13,008	—	13,008	21,652	—	21,652	29,727	—	—	(21,459)	29,920
Empresa Paraense de Transmissão de Energia - ETEP	132,203	—	132,203	131,656	—	131,656	8,495		(132,964)	(7,187)	—
Empresa Norte de Transmissão de Energia — ENTE	307,211	—	307,211	304,432	—	304,432	22,167		(309,677)	(16,922)	—
Empresa Regional de Transmissão de Energia - ERTE	73,432	—	73,432	72,853	—	72,853	4,999		(71,906)	(5,946)	—
Empresa Amazonense de Transmissão de Energia — EATE	672,559	—	672,559	670,304	—	670,304	50,019		(685,310)	(35,013)	—
Empresa Catarinense de Transmissão de Energia - ECTE	44,983	—	44,983	42,677	—	42,677	1,985		(41,751)	(2,910)	—
Axxiom Soluções Tecnológicas	4,253	—	4,253	4,958	—	4,958	(396)	—	—	—	4,562
Cemig Serviços	2,310	—	2,310	1,421	—	1,421	(1,094)	—	—	—	327
Parati	358,459	—	358,459	366,915	(11,027)	355,888	2,250	2	—	—	358,140
Gasmig (Investment in progress)	67,223	—	67,223	—	—	—	—	—	—	—	—
	11,994,523	(64.635)	11,929,888	12,253,148	(425,581)	11,827,567	1,254,953	4,063	(1,241,608)	(326,767)	11,518,208

b)                 This table gives the principal information on the subsidiaries and jointly-controlled subsidiaries, not adjusted for the percentage represented by the Company’s ownership interest:

		June 30, 2013			Dec. 31, 2012
Company	Number of shares	Cemig stake %	Share capital	Stockholders’ equity	Cemig stake %	Share capital	Stockholders’ equity
Cemig Geração e Transmissão	2,896,785,358	100,00	3,296,785	6,022,275	100,00	3,296,785	5,494,981
Cemig Distribuição	2,261,997,787	100,00	2,261,998	2,585,959	100,00	2,261,998	2,463,149
Light	203,934,060	26,06	2,225,822	4,172,640	26,06	2,225,822	3,264,677
Cemig Telecom	381,023,385	100,00	225,082	248,700	100,00	225,082	247,976
Rosal Energia	46,944,467	100,00	46,944	143,696	100,00	46,944	134,201
Sá Carvalho	36,833,380	100,00	36,833	113,792	100,00	36,833	123,898
Gasmig	409,255,483	59,57	643,780	919,053	59,57	643,780	808,466
Horizontes Energia	64,257,563	100,00	64,258	73,837	100,00	64,258	77,404
Usina Térmica Ipatinga	14,174,281	100,00	14,174	23,557	100,00	29,174	25,895
Cemig PCH	30,952,000	100,00	30,952	87,734	100,00	30,952	91,866
Cemig Capim Branco Energia	5,528,000	100,00	5,528	122,319	100,00	5,528	125,568
Companhia Transleste de Transmissão	49,569,000	25,00	49,569	105,897	25,00	49,569	106,065
UTE Barreiro	30,902,000	100,00	30,902	32,827	100,00	30,902	33,022
Companhia Transudeste de Transmissão	30,000,000	24,00	30,000	55,465	24,00	30,000	56,423
Empresa de Comercialização de Energia Elétrica	486,000	100,00	486	6,744	100,00	486	12,368
Companhia Transirapé de Transmissão	22,340,490	24,50	22,340	48,442	24,50	22,340	47,052
Transchile	56,407,271	49,00	134,396	103,897	49,00	123,957	97,633
Efficientia	6,051,944	100,00	6,052	8,798	100,00	6,052	10,954
Cemig Comercializadora de Energia Incentivada	5,000,000	100,00	5,001	5,832	100,00	5,001	6,006
Companhia de Transmissão Centroeste de Minas	28,000,000	51,00	28,000	38,324	51,00	28,000	41,821
Cemig Trading	160,297	100,00	160	29,920	100,00	160	21,652
Empresa Paraense de Transmissão de Energia — ETEP	—	—	—	—	49,98	89,390	177,954
Empresa Norte de Transmissão de Energia — ENTE	—	—	—	—	49,99	160,337	369,372
Empresa Regional de Transmissão de Energia — ERTE	—	—	—	—	49,99	36,941	83,926
Empresa Amazonense de Transmissão de Energia — EATE	—	—	—	—	49,98	355,697	863,941
Empresa Catarinense de Transmissão de Energia — ECTE	—	—	—	—	19,09	42,095	118,013
Axxiom Soluções Tecnológicas	9,200,000	49,00	9,200	9,310	49,00	9,200	10,118
Cemig Serviços	5,100,000	100,00	5,100	327	100,00	5,100	1,421
Parati	1,432,910,000	25,00	1,432,910	1,432,560	25,00	1,432,910	1,467,660

		1H13		1H12
Company	Number of shares	Dividends	Profit (loss)	Dividends	Profit (loss)
Cemig Geração e Transmissão	2,896,785,358	88,574	716,225	605,733	720,353
Cemig Distribuição	2,261,997,787	—	392,180	243,565	282,286
Light	203,934,060	82,345	114,071	—	138,223
Cemig Telecom	381,023,385	—	891	—	(463)
Rosal Energia	46,944,467	13,816	12,260	20,106	7,402
Sá Carvalho	36,833,380	25,136	15,030	21,386	14,931
Gasmig	409,255,483	—	66,146	54,369	43,028
Horizontes Energia	64,257,563	6,379	2,812	5,939	7,354
Usina Térmica Ipatinga	29,174,281	8,345	6,007	19,903	5,018
Cemig PCH	30,952,000	12,243	8,111	15,001	7,275
Cemig Capim Branco Energia	5,528,000	31,384	28,135	30,459	21,524
Companhia Transleste de Transmissão	49,569,000	11,868	11,700	8,268	10,388
UTE Barreiro	30,902,000	1,980	1,785	—	4,612
Companhia Transudeste de Transmissão	30,000,000	7,579	6,621	4,500	5,712
Empresa de Comercialização de Energia Elétrica	486,000	11,784	6,160	—	(110)
Companhia Transirapé de Transmissão	22,340,490	5,976	7,363	3,237	4,739
Transchile	56,407,271	—	(2,371)	—	(171)
Efficientia	6,051,994	3,691	1,535	4,229	4,039
Central Termelétrica de Cogeração	5,000,000	266	98	626	212
Companhia de Transmissão Centroeste de Minas	28,000,000	7,325	3,827	—	3,984
Cemig Trading	160,297	21,459	29,727	12,816	15,455
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	—	—	13,999	21,681
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	—	—	30,858	48,768
Empresa Regional de Transmissão de Energia — ERTE	36,940,800	—	—	15,133	9,550
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	—	—	64,104	109,282
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	—	—	13,049	15,249
Axxiom Soluções Tecnológicas	9,200,000	—	(808)	—	973
Cemig Serviços	5,100,000	—	(1,084)	—	(1,360)
Parati	1,432,910,000	—	9,008	3,428	41,368

Taesa: the Stockholding Restructuring operation

Transmission Assets Investment Contract

On May 17, 2012, a Contract for Investment in Transmission Assets was signed with the indirectly jointly-controlled subsidiary Taesa, for transfer to Taesa of the totality of the equity interests held by Cemig GT in EBTE (49%). As a result of this transfer, Taesa would become holder of 74.49% of EBTE (taking into account the 49% holding transferred by Cemig GT, and the indirect holding through EATE of 51%, since Taesa becomes owner of 49.98% of EATE after the transfer of that interest by Cemig, as described below.

In this same agreement, Cemig transferred to Taesa all of its share ownership in the transmission companies of the TBE Group: ETEP (49.98%); ENTE (49.99%); ERTE (49.99%); EATE (49.98%) and ECTE (19.09%).

Under the Transmission Assets Investment Contract Taesa may not dispose of, assign or transfer its holding in the companies of the TBE Group for 120 months from the date of the actual transfer of the said holding to the Company, unless previously authorized by Cemig.  However, during that period Taesa may dispose of, assign or transfer any stockholding in the companies of the TBE Group, in whole or in part, provided that it transfers to Cemig the positive difference obtained on the said disposal, assignment or transfer, when the value of the disposal, assignment or transfer is compared to the value of the transfer of the companies of the TBE Group to Taesa, duly updated by variation resulting from the Selic rate, published by the Brazilian Central Bank, up to the day of the disposal, assignment or transfer becoming effective.

Referring to the Material Announcement of May 17, 2012, on April 9, 2013, Aneel approved the transfers, to Taesa, of: the following interests owned by the Company and by its wholly-owned subsidiary Cemig GT:

(i)            direct stockholding control of the transmission concession holders

ECTE, ERTE, ENTE, ETEP, EATE and EBTE; and

(ii)         indirect stockholding control of the transmission concession holders

Sistema de Transmissão Catarinense S.A. — STC,

Lumitrans — Companhia Transmissora de Energia,

Empresa Santos Dumont de Energia S.A. — ESDE and

Empresa de Transmissão Serrana — ETSE.

The disposal was completed on May 31, 2013. For the transfer of the assets acquired, Taesa disbursed a total of R$ 1,691,415. This amount includes the accumulated variation represented by the CDI rate from December 31, 2011, less all dividends and Interest on Equity declared, whether paid or not.

As a result of the transaction, the Company recorded a gain in its Profit and loss account for the period, as follows:

	Consolidated	Holding company
Amount received for the assets	1,691,415	1,619,986
Book value of the assets	(1,407,117)	(1,241,608)
Subtotal	284,298	378,378
Tax effects — income tax and Social Contribution	(96,661)	(128,649)
Unrealized gain / loss on the sale	(80,684)	(80,684)
Net effect on profit for the period	106,953	169,045

The difference between the amounts for the consolidated and the holding company account is due to the effect on Cemig GT, resulting from the fact that it was the stockholder of EBTE.

Transfer of control

Aneel Authorizing Resolution 3845 of January 15, 2013, published in the federal Official Gazette (Diário Oficial da União), Issue 12, of January 17, 2013, Section 1, Page 53, consented to (a) the stockholding restructuring of Taesa (jointly-controlled subsidiary of Cemig GT), through absorption of STE and ATE into Unisa, followed immediately by absorption of NTE and Unisa by Taesa, causing transfer of the respective concessions of the absorbed companies, and (b) transfers of the control of ATE II and ATE III, formerly held by Unisa, to Taesa. The holders of the concessions have 120 (one hundred twenty) days for implementation of the transfers; 30 (thirty) days, after implementation, for presentation of documents of proof; and 60 (sixty) days to sign the Amendments to the related Concession Contracts affected by the transactions authorized.

Investment in Gasmig (Companhia de Gás de Minas Gerais)

Cemig invests in the gas industry through Companhia de Gás de Minas Gerais — Gasmig. Gasmig records its assets related to gas distribution infrastructure in accordance with the requirements of ICPC01 — Concession Contracts (Contratos de Concessão). Under that provision, the portion of the assets of the concession that will be fully amortized during the concession period is recorded as an Intangible asset and is amortized in full during the concession agreement period. The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

It is the understanding of the management of Gasmig that the financial assets of the gas concession will be indemnified by the Granting Power, that is to say: At the end of the concession the government of the State of Minas Gerais will indemnify the amount of the investments made in the last five years of the concession. For the balances of the financial assets determined by the other goods linked to the concession, the Management of Gasmig believes, and is supported in this opinion by a Legal Note issued by the office of the General Attorney of the State of Minas Gerais, that they will be subject to indemnity at the time of the termination of the concession, by one of the following routes:

(i)                    by the new concession holder, in the event of the concession not being renewed;

(ii)                 by the extension of the concession contact, for a period that is reasonable and necessary for amortization of the assets underlying financial assets, to maintain the balance of the contract;

(iii)              through a contractual amendment that changes the indemnity clause to guarantee indemnity of the goods that have not been amortized, at the end of the concession.

These options are still in the process of being decided upon between the parties.

Investment in Madeira Energia S.A. - Mesa

On June 30, 2013, the affiliated company Madeira Energia S.A. — Mesa — had excess of consolidated liabilities over consolidated current assets in the amount of R$ 175,507, arising, principally, from: the maturity on September 30, 2013 of the fifth and sixth repayments of the debentures issued by Mesa: payments to suppliers; and social-environmental provisions. To resolve this situation of negative net working capital, Mesa has the benefit of injections of funds from its stockholders, estimated at R$ 300,000 (this figure has not been reviewed by the external auditors), for the coming quarters of 2013, and positive Ebitda of R$ 123,880 (not reviewed by the external auditors).

The Santo Antônio Construction Consortium (Consórcio Construtor Santo Antônio, or CCSA), which is responsible for the construction works, supply, and assembly of the electromechanical equipment of the Santo Antônio power plant, is claiming financial compensation from Mesa for the increase in the costs of the work due to the strikes and stoppages which took place in 2009 through 2012, which increased the amounts of the benefits granted to workers, and also for the costs incurred as a consequence of the stoppages. Mesa and the Consortium are in negotiations seeking agreement on the fair amount for reimbursement, and to decide the form and period for settlement, of this claim.

Mesa has made a provision of R$ 627,692 for dealing with this request by the Consortium.

Put options

The subsidiary Cemig GT has granted to Fundo de Participações Coliseu, which is a stockholder of Taesa, an option to sell the totality of the shares which that fund holds in Taesa, exercisable on October 30, 2014. The price of the option is calculated based on the sum of the value of the injections of capital by the fund into Taesa, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Taesa. The exercise price is subject to monetary updating by the IPCA (Expanded National Consumer Price) Index (published by the IBGE) plus financial remuneration.

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity Funds own common and preferred shares in Taesa and Light, and at present exercise joint control, with the Company, over the activities of these companies.  This being so, these options have been considered to be derivative instruments which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of the said options, the Company observed the daily trading volume of the shares of Light and of Taesa, and also the fact that such options, if exercised by the Funds, will require the sale to the Company, in a single transaction, of the shares in the companies referred to in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put options, also estimated on the date of exercise, brought to present value at the date of the financial statements.

Based on the studies carried out, Cemig has not recorded obligations in its interim financial statements arising from these options, since the estimate of fair value of the options is close to zero.

Acquisition of the interest in the Capim Branco Energia Consortium

On May 28, 2013, Cemig Capim Branco Energia S.A., (“Cemig Capim Branco”), a wholly-owned subsidiary of Cemig, completed acquisition of an equity interest of 30.3030% in the special-purpose company Epícares Empreendimentos e Participações Ltda., a company of the Paineiras Group, which holds an interest of 17.89% in the Capim Branco Energia Consortium (Consórcio Capim Branco Energia - “the Consortium”). Hence, this acquisition corresponds to an additional interest of 5.42% in the Consortium.

The valuation attributed to the interest acquired is R$ 94 million.

The value of the acquisition, calculated by the discounted cash flow method, being the difference between the consideration transferred and the fair value of the assets, was allocated to the concession for the project, based on the generation of cash expected during the period of the concession. This intangible asset will be amortized by the straight-line method from June 2013 until August 2036, the date of termination of the concession.

This table demonstrates the fair value of the interest acquired in Epícares Empreendimentos e Participações Ltda., classified in the Statement of financial position as investment in affiliated companies:

Fair values of interests acquired (30.30%)
Assets
Cash and cash equivalents	200
Accounts receivable	1,756
Fixed assets	55,471
Intangible assets	56,613
Liabilities
Current and non-current liabilities	(598)
Deferred taxes	(19,258)

Total net assets	94,184
Consideration transferred	94,184

On the date of the acquisition the net book value of the interest acquired was R$ 55,453.

14.                     PROPERTY, PLANT AND EQUIPMENT

	June 30, 2013			Dec. 31, 2012 (Re-presented)			Jan. 1, 2012 Re-presented
Consolidated	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value	Net value
In service	17,509,383	(11,796,737)	5,712,646	17,523,213	(11,643,000)	5,880,213	6,206,202
Land	380,460	—	380,460	380,460	—	380,460	385,699
Reservoirs, dams and water courses	7,456,658	(4,970,949)	2,485,709	7,456,426	(4,904,235)	2,552,191	2,744,642
Buildings, works and improvements	2,281,880	(1,552,592)	729,288	2,277,653	(1,535,134)	742,519	682,954
Machinery and equipment	7,363,440	(5,252,694)	2,110,746	7,381,684	(5,183,872)	2,197,812	2,384,309
Vehicles	15,124	(9,737)	5,387	15,190	(9,081)	6,109	7,606
Furniture and utensils	11,821	(10,765)	1,056	11,800	(10,678)	1,122	992

Under construction	237,758	—	237,758	228,516	—	228,516	186,130
Assets in progress	237,758	—	237,758	228,516	—	228,516	186,130

Net PP&E — Consolidated	17,747,141	(11,796,737)	5,950,404	17,751,729	(11,643,000)	6,108,729	6,392,332

This table shows the movement in property, plant and equipment:

Consolidated	Balance on Jan. 1, 2012 Re-presented	Balance on Dec. 31, 2012 Re-presented	Additions/ Transfers	Retired	Depreciation	Balance on June 30, 2013
In service	6,206,202	5,880,213	(6,016)	(5)	(161,546)	5,712,646
Land	385,699	380,460	—	—	—	380,460
Reservoirs, dams and water courses	2,744,642	2,552,191	231	—	(66,713)	2,485,709
Buildings, works and improvements	682,954	742,519	2,708	—	(15,939)	729,288
Machinery and equipment	2,384,309	2,197,812	(8,961)	(5)	(78,100)	2,110,746
Vehicles	7,606	6,109	9	—	(731)	5,387
Furniture and utensils	992	1,122	(3)	—	(63)	1,056

Under construction	186,130	228,516	9,242	—	—	237,758

Net PP&E — Consolidated	6,392,332	6,108,729	3,226	(5)	(161,546)	5,950,404

Aneel, under the Brazilian regulatory framework, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating the indemnification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The depreciation of the items of property, plant and equipment assets is calculated on the balance of property, plant and equipment in service, by the linear method, using the rates determined by Aneel for the assets related to electricity activities, and reflects the estimated useful life of the assets. The residual value of the assets is the balance remaining of the assets at the end of the concession, thus, as established in a contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, such as thermal generation, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

In the case of the hydroelectric plants operating under the Independent Power Producer regime, the Company believes, taking into account the facts and circumstances available at the moment, that there is the right to indemnity of the residual amount of the linked and reversible assets.

15.                     INTANGIBLE ASSETS

	June 30, 2013			Dec. 31, 2012 (Re-presented)			Jan. 1, 2012 Re-presented
Holding company	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value	Net value
In service	3,797	(2,913)	884	3,803	(3,319)	484	650
Useful life defined
Software use rights	3,705	(2,827)	878	3,794	(3,316)	478	647
Brands and patents	9	(3)	6	9	(3)	6	3
Right of commercial operation of concession	83	(83)	—	—	—	—	—

Under construction	4	—	4	10,090	(9,593)	497	7
Assets in progress	4	—	4	10,090	(9,593)	497	7
Intangible, net — Holding company	3,801	(2,913)	888	13,893	(12,912)	981	657

	June 30, 2013			Dec. 31, 2012 (Re-presented)			Jan. 1, 2012 Re-presented
Consolidated	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value	Net value
In service	6,874,576	(5,756,717)	1,117,859	6,726,540	(5,556,567)	1,169,973	1,576,518
Useful life defined
Temporary easements	13,589	(1,857)	11,732	13,175	(1,766)	11,409	11,590
Paid concession contract	39,868	(10,602)	29,266	30,647	(9,653)	20,994	23,232
Right of commercial operation of concession	6,772,483	(5,710,223)	1,062,260	6,640,959	(5,508,926)	1,132,033	1,536,866
Other	48,636	(34,035)	14,601	41,759	(36,222)	5,537	4,830

Under construction	782,642	—	782,642	704,381	—	704,381	1,202,882
Assets in progress	782,642	—	782,642	704,381	—	704,381	1,202,882

Net intangible assets — Consolidated	7,657,218	(5,756,717)	1,900,501	7,430,921	(5,556,567)	1,874,354	2,779,400

The movement in consolidated intangible assets is as follows:

Consolidated	Balance on Jan. 1, 2012 Re-presented	Balance on Dec. 31, 2012 Re-presented	Addition	Retired	Amortization	Transfer	Balance on June 30, 2013
In service	1,576,518	1,169,973	18,439	(3,186)	(224,685)	157,318	1,117,859
Useful life defined
- Temporary easements	11,590	11,409	—	—	(24)	347	11,732
- Paid concession	23,232	20,994	9,221	—	(949)	—	29,266
- Assets of concession	1,536,866	1,132,033	—	(3,186)	(222,669)	156,082	1,062,260
- Other	4,830	5,537	9,218	—	(1,043)	889	14,601

Under construction	1,202,882	704,381	425,680	—	—	(347,419)	782,642
- Assets in progress	1,202,882	704,381	425,680	—	—	(347,419)	782,642

Net intangible assets — Consolidated	2,779,400	1,874,354	444,119	(3,186)	(224,685)	(190,101)	1,900,501

Assets of the concession

Pursuant to Technical Interpretation ICPC 01 — Accounting for concessions (Contabilidade de Concessões, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (“Special Obligations”), is reported in Intangible assets.

Cost of loan

The Company transferred to Intangible assets the costs of loans and financings linked to works, in the amount of R$ 22,181 on June 30, 2013 (R$ 6,777 on June 30, 2012).

The Regulatory Remuneration Base (“BRR”)

On April 5, 2013, a meeting of the Council of Aneel homologated the revised Regulatory Remuneration Base (Base Regulatória de Remuneração, or BRR) of the subsidiary Cemig D, in the amount of R$ 5,511,768.

The company awaits judgment of the two appeals made to Aneel, in which it states its disagreement as to certain criteria and values adopted by the regulator in the decision on the BRR, and maintains expectation that this will result in a higher amount that the one recently presented.

16.                     SUPPLIERS

	Consolidated
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented

Electricity on spot market — CCEE	60,051	104,691	38,323
Charges for use of grid	60,508	104,752	95,112
Electricity bought for resale	519,376	582,951	264,552
Itaipu Binacional	194,262	180,180	162,071
Materials and services	201,683	337,643	288,513
	1,035,880	1,310,217	848,571

Current	1,030,230	1,305,935	843,697
Non-current	5,650	4,282	4,874

17.                     TAXES

a)                 Taxes

The non-current obligations for the Pasep and Cofins taxes refer to (a) temporary differences and (b) the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes. The action also applies for offsetting of the amounts paid in the last 10 years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment and authorizing payment through court deposits (starting in 2008), and maintained this procedure until August 2011.poipo After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

	Consolidated			Holding company
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Current
ICMS tax	315,448	342,648	320,978	18,091	18,091	18,091
Cofins tax	48,451	103,682	73,591	—	6,927	11,636
Pasep tax	10,615	22,584	16,054	—	31,907	2,526
Social security system	20,075	21,856	23,668	1,830	1,761	2,130
Other	18,585	24,655	26,617	1,012	1,433	1,357
	413,174	515,425	460,908	20,933	60,119	35,740

Non-current
Cofins tax	126,469	563,731	635,126	—	—	—
Pasep tax	582,528	122,389	137,888	—	—	—
Other	—	52	356	—	—	—
	708,997	686,172	773,370	—	—	—
	1,122,171	1,201,597	1,234,728	20,933	60,119	35,740

b)                 Income tax and Social Contribution

	Consolidated
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re-presented
Current
Income tax	17,420	23,478	22,130
Social Contribution tax	6,238	8,468	7,460
	23,658	31,946	29,590

18.                     Loans, financings and debentures

				Consolidated
				2013			2012	2011
LENDERS	Principal maturity	Cost, % p.a.	Currency	Current	Non-current	Total	Total Re- presented	Total Re-presented
FOREIGN CURRENCY
ABN Amro Real (2)	2013	6%	US$:	—	—	—	25,603	46,989
Banco do Brasil Various bonds (1)	2024	Various	US$:	5,911	20,648	26,559	26,831	34,826
BNP Paribas	2012	5.89%	Euro	—	—	—	—	1,387
KfW	2016	4.50%	Euro	1,901	4,754	6,655	7,111	8,028
Toshiba	2013	LIBOR + 5.36	US$	7,420	—	7,420	7,420	7,420
Debt in foreign currency				15,232	25,402	40,634	66,965	98,650
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of CDI	R$	656	197.805	198.461	206,186	—
Banco do Brasil	2012	109.80% of CDI	R$	5,210	442,349	447,559	447,250	591,951
Banco do Brasil	2012	106.00% of CDI	R$	—	—	—	—	99,779
Banco do Brasil	2013	CDI + 1.70%	R$	19.416	—	19.416	28,061	56,844
Banco do Brasil	2013	107.60% of CDI	R$				132,842	136,566
Banco do Brasil	2014	104.10% of CDI	R$	714,783	400,000	1,114,783	1,113,973	1,224,881
Banco do Brasil	2013	10.83%	R$	—	—	—	793,153	706,796
Banco do Brasil	2014	98.5% of CDI	R$	366,501	—	366,501	475,890	436,637
Banco do Brasil	2013	104.08% of CDI	R$	—	—	—	664,075	—
Banco do Brasil	2013	105.00% of CDI	R$	—	—	—	1,083,159	—
Banco do Brasil	2015	99.5% of CDI	R$	-2,104	204,371	202,267	—	—
Banco do Brasil	2016	104.25% of CDI	R$	6,146	600,000	606,146	—	—
Banco Votorantim	2013	CDI + 1.70	R$	26,231	—	26,231	26,253	53,415
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	7,886	92,205	100,091	103,955	111,678
Bradesco	2013	CDI + 1.70	R$	43,976	—	43,976	97,570	198,181
Bradesco	2014	CDI + 1.70	R$	474	—	474	1,003	1,550
Bradesco	2012	106.00 of CDI	R$	—	—	—	—	990,142
Bradesco	2013	103.00 of CDI	R$	—	—	—	600,813	—
Itaú and Bradesco (3)	2015	CDI+1.70	R$	—	—	—	—	819,997
Eletrobras	2013	FINEL + 7.50–8.50	R$	6,521	—	6,521	14,529	25,603
Eletrobras	2023	UFIR. RGR + 6.00–8.00	R$	76,269	280,379	356,648	388,583	428,238
Unibanco	2013	CDI + 1.70%	R$	65,127	—	65,127	99,259	201,357
Large consumers	2018	Various	R$	4,474	1,979	6,453	6,867	6,366
Banco Itaú BBA	2014	CDI + 1.70	R$	905	—	905	1,914	2,955
Banco Itaú BBA	2013	CDI + 1.70	R$	53,152	—	53,152	78,949	158,837
Finep	2018	TJLP + 5.00 and TJLP+8	R$	4,181	11,159	15,340	18,686	19,917
Pipoca Consortium	2013	IPCA	R$	185	—	185	185	185
BNDES — Cemig Telecom (5)	2017	Various	R$	7,958	28,132	36,090	40,057	48,023
Santander do Brasil	2013	CDI + 1.70%	R$	8,020	—	8,020	20,131	40,451
Debt in Brazilian currency				1,415,967	2,258,379	3,674,346	6,443,343	6,360,349
Total of loans and financings				1,431,199	2,283,781	3,714,980	6,510,308	6,458,999
Debentures (4)	2014	IGP-M + 10.50	R$	388,462	—	388,462	401,359	372,697
Debentures (4)	2017	IPCA + 7.96	R$	22,419	547,681	570,100	530,287	502,648
Debentures (4)	2012	CDI+ 0.90	R$				—	1,754,714
Debentures (4)	2015	IPCA + 7.68	R$	491,476	474,110	965,586	1,444,590	1,367,937
Debentures (4)	2017	CDI + 0.90	R$	13,943	479,871	493,814	517,396	—
Debentures (4)	2022	IPCA + 6.20	R$	16,103	726,484	742,587	738,885	—
Debentures (4)	2019	IPCA + 6.00	R$	4,650	216,870	221,520	220,210	—
Debentures (4)	2021	IPCA + 4.7	R$	24,989	1,111,177	1,136,166	—	—
Debentures (4)	2025	IPCA+5.1	R$	16,112	662,752	678,864	—	—
Debentures (4)	2018	CDI + 0.69	R$	11,495	410,198	421,693	—	—
Debentures (4)(7)	2018	CDI + 0.80	R$	1,150	72,304	73,454	—	—
Debentures — Minas Gerais state government (4)(5)	2031	IGP-M	R$	—	55,957	55,957	52,758	46,896
Total, debentures				990,799	4,757,404	5,748,203	3,905,485	4,044,892
Overall total — Consolidated				2,421,998	7,041,185	9,463,183	10,415,793	10,503,891

(1)         Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)         Swaps for exchange of rates were contracted. The rate for the loans and financings taking the swaps into account is CDI + 1.50% p.a.

(3)         Refers to the senior units of the credit rights funds. See Explanatory Note 10 to the consolidated financial statements.

(1)         Nominal, unsecured, book-entry debentures not convertible into shares, without guarantee or preference.

(5)         Contracts adjusted to present value, as per CPC12.

(6)         Loan contracted by Cemig Telecom.

(7)         Loan contracted by Capim Branco.

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2013	2014	2015	2016	2017	2018	2019	After 2019	Total
Currency
US dollar	10,856	2,475	—	—	—	—	—	20,648	33,979
Euro	952	1,901	1,901	1,901	—	—	—	—	6,655
	11,808	4,376	1,901	1,901	—	—	—	20,648	40,634

Indexors
IPCA = Expanded Consumer Price Index	98,935	476,536	656,468	182,117	182,118	108,026	475,345	2,135,462	4,315,007
Ufir / RGR (Fiscal Reference Unit)	41,464	69,577	61,344	49,820	40,183	35,362	23,562	35,336	356,648
CDI (Interbank CD)	1,028,771	704,750	418,584	813,139	693,633	483,100	—	—	4,141,977
Eletrobras intermodal index - Finel	6,521	—	—	—	—	—	—	—	6,521
URTJ / TJLP (*)	10,219	19,612	18,125	17,828	17,829	10,041	7,632	50,236	151,522
IGP—M (General Market Price) inflation index	2,913	385,549	—	—	—	—	—	55,958	444,420
Others (IGP-DI, INPC) (**)	2,095	—	30	838	837	620	—	—	4,420
TR Reference Rate	(22)	1,644	412	—	—	—	—	—	2,034
	1,190,896	1,657,668	1,154,963	1,063,742	934,600	637,149	506,539	2,276,992	9,422,549
	1,202,704	1,662,044	1,156,864	1,065,643	934,600	637,149	506,539	2,297,640	9,463,183

(*)           URTJ = Interest rate reference unit.

(**)         IGP-DI = IGP-DI (General Price Index — Domestic Availability) inflation index. INPC — National Consumer Price Index.

The principal currencies and indexors used for monetary updating of loans and financings varied as follows:

Currency	Change in 2013 to June 30%	Change in full-year 2012, %	Indexors	Change in 2013 to June 30%	Change in full-year 2012, %
US dollar	(1.45)	8.94	IGP-M INDEX	0.84	7.82
Euro	(4.08)	10.73	CDI (Bank CD rate)	1.64	8.37
			IPCA index	1.94	5.84

The changes in loans, financings and debentures were as follows:

	Consolidated	Holding company
Balance at December 31, 2012	10,415,793	1,102,721
Loans and financings obtained	2,451,077	—
Funding cost	(8,567)	—
Financings obtained net of funding costs	2,442,510	—
Monetary and exchange rate variation	127,388	—
Financial charges provisioned	367,452	21,460
Financial charges paid	(657,880)	(17,784)
Amortization of financings	(3,232,080)	(1,106,397)
Balance at June 30, 2013	9,463,183	—

a)             Restrictive covenant clauses

Cemig and its subsidiaries have contracts for loans and financings with restrictive covenant clauses, requiring compliance at the end of each calendar half-year (June 30 and December 31), as follows:

Covenant	Index required
Debt / Ebitda	Less than or equal to 3.36
Current debt (1) / Ebitda (2)	Less than or equal to 200%
Debt / (Shareholders’ equity + Debt)	Less than or equal to 62%
Ebitda (2) / Cost of debt	2.3 or more
Capital expenditure / Ebitda (2)	Less than or equal to 96%

(1)         Current debt = Sum of short-term remunerated financial obligations (loans, financings, debentures).

(2)         Ebitda is a non-accounting measure prepared by the Company, reconciled with its interim financial statements in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit adjusted by the effects of net Financial revenue (expenses), depreciation and amortization, and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it has no standard meaning; and it may in any particular case be not comparable with measurements with similar titles supplied by other companies. Cemig publishes Ebitda because it uses it for the purposes of measuring its own performance. Ebitda should not be considered in isolation, or as being a substitute for net profit or operational profit, or as being an indicator of operational performance, or cash flow, or as cash flow, or to measure the Company’s liquidity or its capacity to pay debt. Specific criteria for calculation of Ebitda are made in some contracts, with some variations from this formula.

On June 30, 2013 only Cemig D was not in compliance with certain restrictive covenant clauses, as follows:

Covenant	Index required	Position on June 30, 2013
Debt / Ebitda	Less than or equal to 3.36	4.25
Debt / (Shareholders’ equity + Debt)	Less than or equal to 62%	66.99%

On June 28, 2013 Cemig D obtained the consent of the creditors that immediate or early payment of the amounts owed on June 30, 2013 would not be demanded. The loans, financings and debentures are classified in Current and Non-current liabilities, in accordance with the original terms of the contracts, as a result of the said consent being obtained before the end of the quarter.

The debentures issued by the Company and its jointly-controlled subsidiaries have the following characteristics on June 30, 2013:

Issuer / debenture	Type	Guarantee	Cost	COVENANTS	Maturity	2013	2012	2011
CEMIG — First issue (1)	Non-convertible	Unsecured	104.0% of CDI	None	2011	—	—	—
CEMIG — First issue	Non-convertible	Unsecured	CDI+0.90	None	2012	—	—	1,754,714
CEMIG GT (1)	Non-convertible	None	IGP–M	None	2014	55,957	52,758	46,895
CEMIG GT (1)	Non-convertible	None	IPCA+7.68	None	2015	965,586	1,444,590	1,367,937
CEMIG GT (1)	Non-convertible	Unsecured	CDI+09%	None	2017	493,814	517,396	—
CEMIG GT (1)	Non-convertible	Unsecured	IPCA+6.2%	None	2019	742,586	738,885	—
CEMIG GT (1)	Non-convertible	Unsecured	IPCA+6.0%	None	2022	221,520	220,211	—
CEMIG D (1) 1st Series	Non-convertible	Surety	CDI+0.69	None	2018	421,693	—	—
CEMIG D (1) 2nd Series	Non-convertible	Surety	IPCA+4.7	None	2021	1,136,166	—	—
CEMIG D (1) 3rd Series	Non-convertible	Surety	IPCA+5.1	None	2025	678,864	—	—
CAPIM BRANCO	Non-convertible	Surety	CDI + 0.80	None	2018	73,454	—	—
CEMIG D (1)	Non-convertible	None	IPCA+7.96	None	2017	570,100	530,287	502,648
CEMIG D (1)	Non-convertible	Unsecured	IGP-M+10.50	None	2014	388,462	401,360	372,697
TOTAL						5,748,203	3,905,485	4,044,891

(1)         Without renegotiation clause; no debentures are held in Treasury.

(2)         Early redemption of any pecuniary obligation, arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50 million (cross-default).

GUARANTEES

The guarantees of the debtor balance on loans and financings, on June 30, 2013, were as follows:

Amounts in R$
Promissory Notes and Sureties	6,601,939
Receivables	1,263,147
Unsecured	1,598,097
TOTAL	9,463,183

19.                     REGULATORY CHARGES

	Consolidated
	June 30, 2013	Dec. 31, 2012 Re-presented	Jan. 1, 2012 Re- presented

Global Reversion Reserve (RGR)	114,636	61,706	51,901
Fuel Consumption Account — CCC	—	30,674	60,220
CDE — Energy Development Account	13,061	44,906	39,180
Eletrobrás — Compulsory loan	1,525	1,207	1,207
Aneel inspection charge	3,263	3,509	3,451
Energy Efficiency	122,902	134,497	131,015
Research and Development	116,146	137,003	179,337
Energy System Expansion Research	1,879	3,837	3,330
National Scientific and Technological Development Fund	3,578	7,494	6,480
Proinfa Alternative Energy Program	4,517	25,703	22,628
Emergency capacity charge	30,983	31,035	31,092
0.30% additional payment — Law 12111/09	—	4,678	3,498
	412,490	486,249	533,339

Current liabilities	214,337	317,048	271,409
Noncurrent liabilities	198,153	169,201	261,930

20.                     POST-RETIREMENT OBLIGATIONS

Pension Fund

The movement in net liabilities has been as follows:

Holding company	Pension plans and retirement supplement plans — Forluz	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2011 (Re-presented)	41,697	29,710	1,625	26,919	99,951
Expense recognized in the Profit and loss account	2,339	2,410	59	2,586	7,394
Contributions paid	(3,219)	(1,340)	(21)	(359)	(4,939)
Net liabilities on June 30, 2012 (Re-presented)	40,817	30,780	1,663	29,146	102,406

Net liabilities on December 31, 2012	104,246	50,563	1,486	51,958	208,253
Expense recognized in the Profit and loss account	2,649	2,539	77	2,909	8,174
Contributions paid	(2,455)	(1,769)	(56)	(423)	(4,703)
Net liabilities on June 30, 2013	104,440	51,332	1,507	54,443	211,722

Current liabilities on June 30, 2013					2,691
Non-current liabilities on June 30, 2013					209,031

Consolidated	Pension plans and retirement supplement plans — Forluz	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2011 (Re-presented)	846,581	567,394	30,718	486,505	1,931,198
Expense recognized in the Profit and loss account	47,500	36,246	720	30,028	114,494
Contributions paid	(64,886)	(27,132)	(425)	(6,397)	(98,840)
Net liabilities on June 30, 2012 (Re-presented)	829,195	576,508	31,013	510,136	1,946,852

Net liabilities on December 31, 2012 (Re-presented)	1,048,204	819,780	22,343	735,848	2,626,175
Expense recognized in the Profit and loss account	53,843	44,520	1,214	38,180	137,757
Contributions paid	(49,912)	(29,512)	(951)	(6,332)	(86,707)
Net liabilities on June 30, 2013	1,052,135	834,788	22,606	767,696	2,677,225

Net liabilities on June 30, 2013					54,690
Non-current liabilities on June 30, 2013					2,622,535

The amounts recorded as Current refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months for amortization of the actuarial liabilities.

The amounts recorded in the expense posted in the Profit and loss account refer to the portions of the costs of post-retirement obligations, plus the financial charges and monetary updating arising on the plan.

In first half 2013, as described in more detail in Explanatory Note 2.3, the Company recognized in Comprehensive income the actuarial gains and losses which up to December 31, 2012 were disclosed only in the financial statements.

21.                     PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the company would be debtor

The Company and its subsidiaries have made provisions for the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as “probable” (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Jan. 1, 2012 (Re-presented)	Dec. 31, 2012 (Re-presented)	Additions	Reversals	Settlements	June 30, 2013
Employment-law cases	85,656	78,151	74,389	(35)	(19,474)	133,031
Civil cases
Consumer relations	77,958	59,912	4,988	(25,607)	(3,783)	35,510
Other civil cases	31,616	39,114	16,757	(5,268)	(14,113)	36,490
	109,574	99,026	21,745	(30,875)	(17,896)	72,000
Tax	40,478	34,865	4,002	(2,986)	(2,982)	32,899
Environmental	4,373	5,442	462	(473)	(66)	5,365
Regulatory	62,617	37,577	20,029	(7,632)	(1,250)	48,724
OTHERS	8,371	10,415	1,726	(1,555)	(983)	9,603
Total	311,069	265,476	122,353	(43,556)	(42,651)	301,622

	Holding company
	Jan. 1, 2012 (Re-presented)	Dec. 31, 2012 (Re-presented)	Additions	Reversals	Settlements	June 30, 2013
Employment-law cases	58,902	50,004	33,317	—	(8,826)	74,495
Civil cases
Consumer relations	31,035	17,649	1,404	(9,899)	(201)	8,953
Other civil cases	20,556	19,268	13,272	—	(10,979)	21,561
	51,591	36,917	14,676	(9,899)	(11,180)	30,514
Tax	33,342	30,555	1,724	(2,385)	(1,622)	28,272
Environmental	207	984	—	(473)	—	511
Regulatory	38,210	25,073	899	(5,533)	(899)	19,540
Others	3,700	2,556	170	(1,539)	(137)	1,050
Total	185,952	146,089	50,786	(19,829)	(22,664)	154,382

The Company’s management, in view of the long periods and manner of working of the judiciary, tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these interim financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. Also, the Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the principal provisions and contingent liabilities are given below, this being the best expectation of future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as “probable”; and Contingent liabilities, for actions in which the chances of loss are assessed as “possible”

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by our employees and by outsourced professionals. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. The amount of the contingency is approximately R$ 445,477, of which R$ 133,031 has been provisioned — the amount estimated as probably necessary for settlement of these disputes.

Consumer relations

Cemig and its subsidiaries are parties in numerous civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from accidents involving the electricity distribution network, allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 72,854, of which R$ 35,510 — the amount estimated as probably necessary for settlement of these disputes — has been provisioned.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnities for pain and suffering and for property damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 129,800, of which R$ 36,490 — the amount estimated as probably necessary for settlement of these disputes — has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution. The amount of the contingency is approximately R$ 101,862, of which R$ 32,899 has been provisioned — the amount estimated as probably necessary for settlement of these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 17,334, of which R$ 5,365 — the amount estimated as probably necessary for settlement of these disputes — has been provisioned.

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are:

(i)	tariff charges in invoices for use of the distribution system by a self-producer;
(ii)	alleged violation of targets for indicators of continuity in retail supply of electricity;
(iii)	the tariff increase made during the federal government’s economic stabilization plan referred to as the “Cruzado Plan”, in 1986.

The amount of the contingency is approximately R$ 129,269, of which R$ 48,724 has been provisioned — the amount estimated as probably necessary for settlement of these disputes.

Other claims in the ordinary course of business

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 59,259, of which R$ 9,603— the amount estimated as probably necessary for settlement of these disputes — has been provisioned.  Management believes that it has appropriate defense for these actions, and does not expect significant losses relating to these issues such as might have an adverse effect on the Company’s financial position or the result of its operations.

2.                    Contingent liabilities — for cases in which the chances of loss are assessed as “possible”, and the company believes it has arguments of merit for legal defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity for employees’ future benefit — the “Anuênio”

In 2006 the Company paid an indemnity to its employees, totaling R$ 177,686, in exchange for the rights to future payments for time of service which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that these obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (INSS), the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 121,834. This has been posted in Escrow deposits in legal actions. The amount of the contingency, updated, is R$ 209,625.

Social Security contributions

The Brazilian Federal Revenue Department (Secretaria da Receita Federal) brought administrative proceedings against the Company, in relation to social security contributions allegedly owed under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), the auxiliary education contribution (auxílio-educação), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 958,846. The chances of loss have been assessed as “possible” — reflecting the belief that the requirements of Law 10101/2000 have been complied with, and also that there is no legal obligation to sign an agreement prior to the business year in question.

Non-homologation of offsetting of tax credit

The Federal Revenue Department (Secretaria da Receita Federal) did not homologate the declaration of offsetting of credits arising from undue or excess payment by the Company in relation to various administrative tax proceedings dealing with offsetting of federal taxes. The value of the contingency is R$ 228,252. The chances of loss have been classified as “possible”, since the Company believes that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN) — and is awaiting a statement of position by the Tax Administration on the data presented.

Corporate tax return — restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax loss carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1977 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, in the approximate total amount of R$ 348,683. The chances of loss in this action are assessed as “possible”, due to nullities in the conduct of the administrative proceedings and inaccurate assumptions used by the inspectors in the administrative judgment.

ICMS (local state value added tax)

The Company is a party in various actions relating to ICMS tax and, if it eventually has to pay the tax applicable to these transactions, it will be able to require reimbursement from consumers to recover the amount of the tax plus any penalty payment. The principal cases are the following:

(i)                         A case relating to non-payment of ICMS tax on the installments that comprise the TUSD and demand contracted and not used, which were billed over the period from January 2005 through December 2010, since the amount of the tax applicable was excluded from electricity bills, in compliance with an interim injunction granted;

(ii)                      Various administrative and court proceedings brought by the Minas Gerais State Tax Authority charging ICMS on the transfer of excess of electricity during the period of electricity rationing.

No provision was constituted, and the estimated amount of the contingency is R$ 76,235. Due to an agreement with the Minas Gerais State government, involving court actions on ICMS tax, the actions in which the company is being claimed against, or claiming payment, are in the process of being extinguished.

Regulatory matters

Contribution for Public Illumination (CIP)

Cemig is a party in several public civil actions, claiming nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time that was used for calculation of the consumption of electricity for public illumination, funded by the Public Illumination Contribution (Contribuição para Illuminação Pública, or CIP).

The Company has not constituted a provision for this contingency, the amount of which is estimated at R$ 1,235,467. The chances of loss in this action have been assessed as “possible”, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel and the CCEE to comply with AES’s claim, and recalculate the settlement of the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE starting in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, the value of which would be approximately R$ 140,482. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

The Company has classified the chances of loss as “possible”, since this is a unique action — there has been no previous judgment on any similar action — and because it deals with the General Agreement for the Electricity Sector, in which the Company has full documentation to support its allegations.

“System Service Charges”- Resolution of the National Energy Policy Council

Resolution No. 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) nº 3, of March 6, 2013 established new criteria for pro-rating of the cost of additional dispatching of the Brazil’s thermoelectric generating plants. Under the new criteria, the cost of the System Service Charges (Encargos do Serviço do Sistema, or ESS), established for the purpose of security of electricity supply, which was previously shared between Free Consumers and Distributors, will now be pro-rated among all the agents of the National Grid, including Generators and Traders.

In May 2013, the Brazilian Independent Power Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or APINE), of which the Company is a member, obtained a court injunction canceling the effects of Article 2 and 3 of CNPE Resolution 3, thus exempting Generation companies from the payment of the ESS that had been ordered by the Resolution.

In July 2013, the Chair of the Federal Supreme Court, Justice Joaquim Barbosa, refused the federal government’s motion applying for lifting of the injunction.

The federal government then filed an Interlocutory Appeal against the interim decision given by the court of first instance. Ruling on the applications for interim relief made in this Interlocutory Appeal, the Reporting Appeal Court Judge of the 6th Panel of the First Regional Federal Court granted the application for suspension of the effect of the interim decision given at the first instance, thus re-establishing the effects of Articles 2 and 3 of CNPE Resolution 03/2013.

APINE filed a request for reconsideration to the Reporting Appeal Court Judge of the 6th Panel of the 1st Regional Federal Court, alleging, in summary, that the federal government’ appeal had been lodged out of time; that there had been no agreement between the courts on conflict of competency; and finally reiterated the reasons on the merits that led to the injunction being granted.

Publication of the decision of this request for reconsideration is awaited, expected for August 2013.

As a result of the injunction, the CCEE (Electricity Trading Chamber) carried out settlement for the second quarter of 2013, obeying the criteria in effect prior to Resolution 3. Hence the Company has recorded the ESS costs in accordance with the financial settlement criteria stated by the CEEE, without the effects of CNPE Resolution3.

The amount of this contingency up to the month of June 2013 is approximately R$ 36,970. Based on the arguments and facts presented above, the Company’s legal advisers have assessed the chances of loss in this contingency as “possible”.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office (Ministério Público Federal) filed a Class Action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 137,471. The Company has classified the chances of loss as “possible” due to other favorable judgments on this subject.

Period Tariff Adjustment — Neutrality of “Portion A”

The Municipal Association for Protection of the Consumer and the Environment (Amprocom) and the Brazilian Consumers’ Association (ABC) filed a public civil action against the Company and against Aneel, for identification of all the consumers that were allegedly injured in the processes of periodic review and annual adjustment of electricity rates, in the period 2002 to 2009, and restitution, through credit on electricity bills, of the amounts that were unduly charged, due to the impact of future variations of consumer electricity demand on non-manageable (“Portion A”) components of costs not being left out of account, and these gains being unduly included in the manageable costs of the distributor (“Portion B”), resulting in economic/financial imbalance of the contract. The estimated value of this contingency is R$ 171,524.

Environmental

An environmental association, in a civil public action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant. The amount involved in the action is R$ 1,710,331. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions. The chances of loss in this action have been assessed as “possible”, since although there has not been full proof of the arguments put forward by the opposing litigant, demonstration of the arguments put forward will depend on proof by expert witness.

The Public Attorneys’ Office of the State of Minas Gerais (Ministério Público do Estado de Minas Gerais) has brought public civil actions requiring the Company to invest at least 0.5% of its annual gross operational revenue, since 1997, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for allegedly irreparable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12503/97. The Company has filed appeals to the Higher Appeal Court (Superior Tribunal de Justiça, or STJ), and the Federal Supreme Court (Supremo Tribunal Federal, or STF). No provision has been constituted. The estimated amount of the contingency is R$ 102,478.

Action in which the Company is creditor and in which economic benefits are probable

Pasep and Cofins — widening of the calculation base

The holding company has legal proceedings challenging the enlargement of the taxable basis for calculation of the Pasep and Cofins taxes, on financial revenue and on other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998. In the event that this action is won in the final instance (i.e. when subject to no further appeal) — and we note that the Federal Supreme Court has ruled on similar proceedings in favor of the taxpayer — the gain to be registered in the Income statement will be R$ 205,355, net of income tax and Social Contribution Tax.

22.                     STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

The Company’s registered share capital on June 30, 2013 is R$ 4,813,362, in 482,491,242 common shares and 480,181,143 preferred shares, all with nominal value of R$ 5.00.

Increase in registered capital

The General Meeting of Stockholders held on April 30, 2013 approved an increase in the registered capital of Cemig from R$ 4,265,091 to R$ 4,813,362 with issue of 109,654,157 new shares, through capitalization of R$ 548,271 of the Capital Reserve, with consequent distribution of a stock dividend of 12.854843355% in new shares to stockholders, of the same type as those held, with nominal value of R$ 5.00.

Profit per share

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the issuance of new shares, is as follows:

Number of shares	June 30, 2013	June 30, 2012

Common shares	482,491,242	482,491,242
Preferred shares	480,181,143	480,181,143
	962,672,385	962,672,385

Held in Treasury	(410,397)	(410,397)

Total	962,261,988	962,261,988

Considering that each class of share participates equally in the profit reported, the profit per share on June 30, 2013 and 2012 was, respectively, R$ 1.54 and R$ 1.28. These figures are calculated based on the Company’s number of shares in the respective periods.

Cemig does not have any dilutive instruments. For this reason its Diluted profit is the same as its Basic profit.

Adjustments to Stockholders’ equity

	Consolidated
Valuation adjustments to Stockholders’ equity	1H13	1H12 Re-presented
Adjustments to actuarial liabilities — Employee benefits — Holding company	(103,767)	(103,767)
Other comprehensive income in subsidiary and jointly-controlled subsidiary
Attributed cost of PP&E	898,171	959,303
Adjustments on conversion of the financial statements	14,257	10,025
Adjustments to actuarial liabilities — Employee benefits	(390,298)	(390,298)
Cash flow hedge instruments	(549)	(384)
	521,581	578,646
Adjustments to Stockholders’ equity	417,814	474,879

23.                     REVENUE

	Consolidated
	1H13	1H12 Re-presented
Revenue from supply of electricity (a)	7,000,636	7,419,209
Revenue from use of the electricity distribution systems (TUSD) (b)	571,724	904,289
Transmission revenue
Transmission concession revenue	205,327	330,042
Generation construction revenue (c)	43,579	42,528
Distribution construction revenue (c)	421,826	542,426
Transactions in electricity on the CCEE	840,388	224,551
Other operational revenues (d)	446,405	260,801
Sector / regulatory charges — deductions from revenue (e)	(2,413,301)	(3,068,803)
Net operational revenue	7,116,584	6,655,043

	Consolidated
	2Q13	2Q12 (Re-presented)
Revenue from supply of electricity (a)	3,533,238	3,794,898
Revenue from use of the electricity distribution systems (TUSD) (b)	220,163	457,839
Transmission revenue
Transmission concession revenue	115,629	160,483
Generation construction revenue (c)	25,940	18,990
Distribution construction revenue (c)	235,118	341,471
Transactions in electricity on the CCEE	261,641	106,074
Other operational revenues (d)	246,979	117,298
Sector / regulatory charges — deductions from revenue (e)	(1,199,718)	(1,533,939)
Net operational revenue	3,438,990	3,463,114

a)                 Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	MWh		R$
	1H13	1H12 Re-presented	1H13	1H12 Re-presented
Residential	4,695,961	4,383,682	2,280,679	2,398,313
Industrial	11,183,632	12,359,505	1,913,476	2,124,329
Commercial, Services and Others	3,031,893	2,850,431	1,180,554	1,248,737
Rural	1,335,075	1,264,667	344,269	354,065
Public authorities	426,126	409,577	163,459	176,657
Public illumination	629,969	615,371	155,078	167,862
Public service	609,795	578,059	159,140	169,976
Subtotal	21,912,451	22,461,292	6,196,655	6,639,939
Own consumption	17,386	17,197	—	—
Supply not yet invoiced, net	—	—	(115,531)	(442)
	21,929,837	22,478,489	6,081,124	6,639,497
Wholesale supply to other concession holders (*)	7,659,519	6,399,374	919,512	779,712
Total	29,589,356	28,877,863	7,000,636	7,419,209

	MWh		R$
	2Q13	2Q12 (Re-presented)	2Q13	2Q12 (Re-presented)
Residential	2,383,392	2,197,817	1,131,871	1,216,212
Industrial	5,683,850	6,343,741	979,298	1,093,493
Commercial, Services and Others	1,503,197	1,415,086	584,369	629,149
Rural	702,258	701,811	170,554	191,897
Public authorities	217,861	214,249	82,500	93,796
Public illumination	320,156	306,101	77,525	84,418
Public service	305,469	288,652	79,436	86,440
Subtotal	11,116,183	11,467,457	3,105,553	3,395,405
Own consumption	8,750	8,387	—	—
Supply not yet invoiced, net	—	—	(24,106)	6,183
	11,124,933	11,475,844	3,081,447	3,401,588
Wholesale supply to other concession holders (*)	3,775,989	3,093,110	451,791	393,310
Total	14,900,922	14,568,954	3,533,238	3,794,898

( * ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

Tariff Review — Cemig D

On April 8, 2013 Aneel published the results of the Third Tariff Review of Cemig D, repositioning Cemig D’s tariffs with effect from that date, with average effect for consumers of an increase of 2.99%.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base (was R$ 5,511,768, and the Gross Regulatory Remuneration Base was R$ 15,355,843.

b)                 Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession areas of Cemig D and Light are “free” consumers, with energy being sold to these consumers by the Cemig group’s generation and transmission company, Cemig GT, and by other generators.  They pay the charges for use of the distribution network (the TUSD) separately, which are recorded in this line.

As a result of the 3rd Tariff Review of the distribution subsidiary Cemig D (Cemig Distribuição), there was an average reduction in the TUSD of 33.22%.

c)                  Construction revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the Company’s investments in assets of the concession in the period. In certain projects, it also includes the profit margin involved in the operation.

d)                 Other operational revenues

	Consolidated
	1H13	1H12 Re-presented
Charged service	5,949	7,718
Telecoms services	71,383	74,764
Services rendered	55,690	39,251
Rental and leasing	792	41,383
Subsidies (*)	307,129	97,025
Others	4,562	660
	446,405	260,801

	Consolidated
	2Q13	2Q12
Charged service	2,235	3,947
Telecoms services	36,015	36,677
Services rendered	29,106	12,898
Rental and leasing	—	15,382
Subsidies (*)	180,567	47,949
Others	(944)	445
	246,979	117,298

(*) Revenue recognized for the subsidy received from Eletrobrás, relating to the discount given on tariffs charged to low-income consumers and subsidies on the Tariffs for Use of the Distribution System (TUSD). The amounts have been homologated by Aneel. They are reimbursed by Eletrobras.

e)              Sector / regulatory charges — deductions from revenue

	Consolidated
	1H13	1H12 Re-presented
Taxes on revenue
ICMS tax	1,397,960	1,506,548
Cofins tax	637,958	689,974
PIS and Pasep taxes	138,493	149,874
Other	2,180	2,149
	2,176,591	2,348,545
Charges to the consumer
Global Reversion Reserve (RGR)	60,173	109,554
Energy Efficiency Program — P.E.E.	20,207	6,731
CDE — Energy Development Account	65,743	248,967
Fuel Consumption Account — CCC	25,487	288,086
Research and Development — R&D	21,624	16,883
National Scientific and Technological Development Fund — FNDCT	13,971	16,883
Energy system expansion research — EPE (Mining and Energy Ministry)	8,781	8,442
Consumer charges — Proinfa alternative sources program	12,495	12,690
0.30% additional payment (Law 12111/09)	8,229	12,022
	236,710	720,258
	2,413,301	3,068,803

	Consolidated
	2Q13	2Q12 (Re-presented)
Taxes on revenue
ICMS tax	693,402	769,363
Cofins tax	310,287	347,541
PIS and Pasep taxes	67,361	75,451
Other	1,136	962
	1,072,186	1,193,317
Charges to the consumer
Global Reversion Reserve (RGR)	60,173	53,729
Energy Efficiency Program — P.E.E.	8,375	10,177
CDE — Energy Development Account	32,307	124,249
Fuel Consumption Account — CCC	—	118,602
Research and Development — R&D	8,100	8,588
National Scientific and Technological Development Fund — FNDCT	8,101	8,588
Energy system expansion research — EPE (Mining and Energy Ministry)	4,050	4,294
Consumer charges — Proinfa alternative sources program	6,426	6,289
0.30% additional payment (Law 12111/09)	—	6,106
	127,532	340,622
	1,199,718	1,533,939

24.                     OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	1H13	1H12 Re-presented	1H13	1H12 Re-presented
Personnel (a)	705,732	563,393	26,563	22,011
Employees’ and managers’ profit shares	71,583	115,845	5,495	8,924
Employee post-retirement liabilities	83,914	66,995	5,523	5,055
Materials	79,682	29,378	67	54
Outsourced services (b)	439,003	401,975	4,281	5,700
Electricity bought for resale (c)	2,274,710	1,936,818	—	—
Depreciation and amortization	387,125	371,315	201	185
Royalties for use of water resources	62,853	94,848	—	—
Provisions (reversals) for operational losses (d)	113,298	45,706	30,957	(16,689)
Charges for the use of the national grid	254,092	435,389	—	—
Infrastructure construction costs (e)	465,405	584,954	—	—
Other operational expenses, net (f)	177,098	162,941	17,517	16,784
	5,114,495	4,809,557	90,604	42,024

	Consolidated		Holding company
	2Q13	2Q12 (Re-presented)	2Q13	2Q12 (Re-presented)
Personnel (a)	262,802	266,455	8,931	10,501
Employees’ and managers’ profit shares	15,582	61,490	923	4,725
Employee post-retirement liabilities	41,957	33,497	2,761	2,527
Materials	23,740	16,396	37	33
Outsourced services (b)	249,302	198,869	3,097	2,616
Electricity bought for resale (c)	1,301,923	1,078,456	—	—
Depreciation and amortization	184,140	173,935	107	98
Royalties for use of water resources	28,812	45,875	—	—
Provisions (reversals) for operational losses (d)	71,060	(23,738)	15,828	(23,692)
Charges for the use of the national grid	127,867	217,739	—	—
Infrastructure construction costs (e)	261,057	360,461	—	—
Other operational expenses, net (f)	90,245	81,784	9,142	11,428
	2,658,487	2,511,219	40,826	8,236

a)             Personnel expenses

	Consolidated		Holding company
	1H13	1H12 Re-presented	1H13	1H12 Re-presented
Remuneration and salary-related charges and expenses	518,208	499,292	22,881	22,774
Supplementary pension contributions — Defined-contribution plan	35,613	33,242	2,329	2,106
Assistance benefits	64,609	64,897	2,178	1,982
	618,430	597,431	27,388	26,862

PDV and PID Voluntary Retirement Programs	108,641	13,198	3,313	288
(-) Personnel costs transferred to construction in progress	(21,339)	(47,236)	(4,138)	(5,139)
	87,302	(34,038)	(825)	(4,851)
	705,732	563,393	26,563	22,011

	Consolidated		Holding company
	2Q13	2Q12 (Re-presented)	2Q13	2Q12 (Re-presented)
Remuneration and salary-related charges and expenses	265,375	249,410	11,307	11,443
Supplementary pension contributions — Defined-contribution plan	19,097	17,202	1,443	1,058
Assistance benefits	30,755	31,999	842	896
	315,227	298,611	13,592	13,397

PDV and PID Voluntary Retirement Programs	(45,486)	(6,304)	(2,794)	18
(-) Personnel costs transferred to construction in progress	(6,939)	(25,852)	(1,867)	(2,914)
	(52,425)	(32,156)	(4,661)	(2,896)
	262,802	266,455	8,931	10,501

Employee retirement program

The PID Incentive Retirement Program

For the period January 17—March 27, 2013, the Company created the PID, available to employees already meeting the conditions for retirement under the National Social Security System, were also qualified for retirement through Forluz, and had been with Cemig at least 20 years. It offered indemnity of 4 times gross monthly remuneration, and 6 months’ contribution to the health plan, as well as the indemnity payments specified by Law. It required retirement during the second quarter of 2013. 1,069 employees accepted. The result was recognized in a provision of R$ 112 million, made in the first half of 2013.

b)             Outsourced services

	Consolidated		Holding company
	1H13	1H12 Re-presented	1H13	1H12 Re-presented

Collection / Meter reading / Bill delivery Agents	89,149	79,571	—	—
Communication	37,041	46,517	306	503
Maintenance and conservation of electrical facilities and equipment	104,951	94,759	104	41
Building conservation and cleaning	39,170	32,281	38	49
Expenses on implementation of the Property Control Manual(MCPSE)	24,896	—	—	—
Contracted labor	10,086	14,996	—	315
Freight and airfares	2,887	3,880	663	808
Accommodation and meals	5,824	7,730	195	163
Security services	8,878	9,970	—	—
Consultancy	4,991	4,417	1,071	2,200
Maintenance and conservation of furniture and utensils	7,468	16,405	6	18
Maintenance and conservation of vehicles	4,627	5,040	13	19
Disconnection and reconnection	10,825	14,503	—	—
Environment	12,033	11,580	—	21
Tree pruning	10,776	11,732	—	—
Cleaning of power line pathways	15,363	16,301	—	—
Legal services	12,702	5,543	825	1,132
Other	37,336	26,750	1,060	431
	439,003	401,975	4,281	5,700

	Consolidated		Holding company
	2Q13	2Q12 (Re- presented)	2Q13	2Q12 (Re- presented)

Collection / Meter reading / Bill delivery Agents	46,442	40,439	—	—
Communication	19,891	21,304	188	203
Maintenance and conservation of electrical facilities and equipment	54,100	44,420	26	41
Building conservation and cleaning	19,791	18,831	19	19
Expenses on implementation of the Property Control Manual (MCPSE)	24,896	—	—	—
Contracted labor	5,745	6,993	—	173
Freight and airfares	2,115	2,395	487	604
Accommodation and meals	4,347	4,369	148	106
Security services	5,231	4,729	—	—
Consultancy	3,418	1,807	794	322
Maintenance and conservation of furniture and utensils	4,106	9,119	—	15
Maintenance and conservation of vehicles	2,390	—	4	15
Disconnection and reconnection	3,787	7,755	—	—
Environment	6,887	7,260	—	—
Tree pruning	6,431	7,064	—	—
Cleaning of power line pathways	8,749	8,925	—	—
Legal services	8,083	3,559	590	998
Other	22,893	9,900	841	120
	249,302	198,869	3,097	2,616

c)                  Electricity bought for resale

	Consolidated
	1H13	1H12 Re-presented

From Itaipu Binacional	477,732	417,243
Power quota contracts	110,444	—
Angra I and II nuclear power quotas	75,039	—
Spot purchases (recovery of expenses)	54,650	325,165
Proinfa Program	127,418	112,740
Bilateral contracts’	153,435	134,718
Electricity acquired in Regulated Market auctions	962,842	884,574
Electricity acquired in the Free Market	517,190	259,275
Credits of Pasep and Cofins taxes	(204,040)	(196,897)
	2,274,710	1,936,818

	Consolidated
	2Q13	2Q12

From Itaipu Binacional	246,738	226,332
Power quota contracts	110,444	—
Angra I and II nuclear power quotas	75,039	—
Spot purchases (/ recovery of expenses)	36,675	216,123
Proinfa Program	63,709	56,370
Bilateral contracts’	87,315	71,711
Electricity acquired in Regulated Market auctions	537,127	489,206
Electricity acquired in the Free Market	279,167	138,336
Credits of Pasep and Cofins taxes	(134,291)	(119,622)
	1,301,923	1,078,456

d)                 Operational provisions (reversals)

	Consolidated		Holding company
	1H13	1H12 Re-presented	1H13	1H12 Re-presented
Pension plan premiums
Allowance for doubtful accounts receivable	34,501	33,801	—
Contingency provision
Employment-law cases	74,354	(5,841)	33,317	(9,350)
Civil cases	9,007	27,179	13,272	12,028
Tax	1,017	(4,417)	(661)	(4,713)
Environmental	(11)	601	(473)	513
Regulatory	12,397	(9,350)	(4,634)	(6,174)
Other	(17,967)	3,733	(9,864)	(8,993)
	78,797	11,905	30,957	(16,689)
	113,298	45,706	30,957	(16,689)

	Consolidated		Holding company
	2Q13	2Q12	2Q13	2Q12 (Re- presented)
Pension plan premiums
Allowance for doubtful accounts receivable	13,879	13,599	—	—
Contingency provision	—
Employment-law cases	34,382	(7,463)	15,056	(5,949)
Civil cases	14,263	3,144	12,846	(1,581)
Tax	1,606	(81)	143	(150)
Environmental	371	517	257	509
Regulatory	15,312	(6,660)	(2,995)	(7,459)
Other	(8,753)	(26,794)	(9,479)	(9,062)
	57,181	(37,337)	15,828	(23,692)
	71,060	(23,738)	15,828	(23,692)

e)                  Construction costs

	Consolidated
	1H13	1H12 Re-presented

Personnel and managers	17,103	38,857
Materials	194,086	302,531
Outsourced services	221,584	226,693
Other	32,632	16,873
	465,405	584,954

	Consolidated
	2Q13	2Q12 (Re-presented)

Personnel and managers	3,698	26,718
Materials	104,436	167,810
Outsourced services	129,092	147,455
Other	23,831	18,478
	261,057	360,461

f)                   Other operational expenses, net

	Consolidated		Holding company
	1H13	1H12 Re-presented	1H13	1H12 Re-presented

Leasings and rentals	49,995	49,314	466	389
Advertising	1,929	3,810	15	135
Own consumption of electricity	6,980	7,280	—	—
Subsidies and donations	9,426	10,575	20	632
Aneel inspection charge	20,469	20,776	—	—
Paid concession	11,476	11,980	—	—
Taxes and charges (IPTU, IPVA and others)	35,136	20,155	164	224
Insurance	4,126	3,902	1,350	812
CCEE annual charge	4,094	2,739	1	1
Net loss on deactivation and disposal of assets	5,524	6,943	—	43
Forluz — Current Administration expense	11,165	11,296	548	555
Other expenses	16,778	14,171	14,953	13,993
	177,098	162,941	17,517	16,784

	Consolidated		Holding company
	2Q13	2Q12	2Q13	2Q12 (Re-presented)

Leasings and rentals	25,321	24,748	299	201
Advertising	1,479	1,949	—	135
Own consumption of electricity	3,081	3,379	—	—
Subsidies and donations	7,382	7,868	12	623
Aneel inspection charge	9,985	10,391	—	—
Paid concession	6,578	7,794	—	—
Taxes and charges (IPTU, IPVA and others)	18,434	7,721	88	109
Insurance	2,261	2,435	686	626
CCEE annual charge	2,048	1,359	—	—
Net loss on deactivation and disposal of assets	4,168	4,127	—	43
Forluz — Current Administration expense	5,569	5,648	273	277
Other expenses	3,939	4,365	7,784	9,414
	90,245	81,784	9,142	11,428

Operational Leasing

The Company has Operational Leasing contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

25.                     FINANCIAL REVENUES AND EXPENSES

	Consolidated		Holding company
	1H13	1H12 Re-presented	1H13	1H12 Re-presented
FINANCIAL REVENUES
Interest income from cash investments	105,326	98,764	28,487	18,316
Late charges on overdue electricity bills	87,602	70,671	—	—
Foreign exchange variations	8,168	8,479	—	—
Gains on financial instruments	1,005	19,195	—	—
FIDC revenues	—	—	—	36,285
Pasep and Cofins taxes on financial revenue	(3,348)	(1,096)	—	(1,096)
Adjustment to present value	983	3,086	—	—
Monetary updating on Accounts Receivable from the Minas Gerais state government (Note 11)	43,547	78,291	43,547	—
Monetary updating on Court escrow deposits (Note 10)	6,681	18,877	530	15,273
Other	32,875	259	3,881	4,067
	282,839	296,526	76,445	72,845
FINANCIAL EXPENSES
Costs of loans and financings	(335,289)	(415,128)	(21,460)	(56,053)
Foreign exchange variations	(10,824)	(25,972)	(4)	(5)
Monetary updating — loans and financings	(123,801)	(75,112)	—	—
Monetary updating - paid concessions	(7,848)	(12,305)	—	—
Charges and monetary updating on Post-retirement liabilities	(53,843)	(47,499)	(2,649)	(2,339)
Other	(66,356)	(61,379)	(301)	(570)
	(597,961)	(637,395)	(24,414)	(58,967)
NET FINANCIAL REVENUE (EXPENSES)	(315,122)	(340,869)	52,031	13,878

	Consolidated		Holding company
	2Q13	2Q12 (Re-presented)	2Q13	2Q12 (Re-presented)
FINANCIAL REVENUES
Interest income from cash investments	70,739	52,326	21,032	8,626
Late charges on overdue electricity bills	49,505	38,195	—	—
Foreign exchange variations	(1,844)	(4,329)	—	—
Gains on financial instruments	1,115	13,115	—	—
FIDC revenues	—	—	—	15,958
Monetary variations	—	—	(113)	(953)
Pasep and Cofins taxes on financial revenue	(3,348)	(1,096)	—	(1,096)
Adjustment to present value	2,413	3,023	—	—
Monetary updating on Court escrow deposits (Note 10)	3,842	7,206	248	5,711
Monetary updating on Accounts Receivable from the Minas Gerais state government (Note 11)	—	34,732	—	—
Other	22,028	—	2,140	1,878
	144,450	143,172	23,307	30,124
FINANCIAL EXPENSES
Costs of loans and financings	(159,024)	(198,456)	(109)	(26,097)
Foreign exchange variations	(9,728)	(19,841)	—	(4)
Monetary updating — loans and financings	(58,487)	(44,374)	—	—
Monetary updating - paid concessions	(4,074)	(11,007)	—	—
Charges and monetary updating on Post-retirement liabilities	(23,435)	(22,355)	(1,153)	(1,101)
Other	(41,288)	(28,820)	(10)	(494)
	(296,036)	(324,853)	(1,272)	(27,696)
NET FINANCIAL REVENUE (EXPENSES)	(151,586)	(181,681)	(22,035)	(2,428)

26.                     TRANSACTIONS WITH RELATED PARTIES

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	ASSETS		LIABILITIES		REVENUE		EXPENSES
Company	June 30, 2013	Dec, 31, 2012 Re-presented	June 30, 2013	Dec, 31, 2012 Re-presented	June 30, 2013	June 30, 2012 Re-presented	June 30, 2013	June 30, 2012 Re-presented

Light
Transactions in electricity (1)	—	—	153	809	11	—	(11)	(3,680)
Wholesale supply to other concession holders (2)		—	130	130
Charges for use of Grid (Retail supply)	30	127	2	1	2,620	2,475	(2.620)	(7)

Companhia de Gás de Minas Gerais
Current
Interest on Equity, and dividends	20,664	20,664

Taesa (Transmissora Aliança de Energia Elétrica)
Current
Transactions in electricity (1)	—	—	1,540	2,577	—	—	—	—
Interest on Equity, and dividends	30,762	37,716		—	—	—	—	—
Charges for use of Grid (Retail supply)	—	—	1,456	1,068	—	—	—	(6,337)

EATE (Empresa Amazonense de Transmissão)
Transactions in electricity (1)	—	—	1,300	1,167	—	—	—	—

ETEP (Empresa Paraense de Transmissão)
Transactions in electricity (1)	—	—	264	224	—	—	—	—

Sá Carvalho
Current
Interest on Equity, and dividends	31.748	—	—	—	—	—	—	—

Rosal
Current
Interest on Equity, and dividends	17.619	—	—	—	—	—	—	—

UTE Ipatinga
Current
Interest on Equity, and dividends	11.086	—	—	—	—	—	—	—

PCH
Current
Interest on Equity, and dividends	15.869	—	—	—	—	—	—	—

ESCEE
Current
Interest on Equity, and dividends	13.461	—	—	—	—	—	—	—

Cemig Trading
Current
Interest on Equity, and dividends	21.459	—	—	—	—	—	—	—

Capim Branco
Curretn
Interest on Equity, and dividends	40.562	—	—	—	—	—	—	—

Minas Gerais state government
Current
Consumers and Traders (3)	7,822	8,197	—	—	43,331	46,593	—	—
Debentures (5)		—	66,291	52,758			(3,200)	(2,845)
Accounts receivable from Minas Gerais state government — CRC Account (4)	—	2,422,099	—	—	—	—	—	—
Financings — Minas Gerais Development Bank	—	—	8,500	9,213	—	—	—	—

FORLUZ
Current
Post-retirement benefits (6)	—	—	54,690	51,227	—	—	(53,843)	(25,144)
Personnel expenses (7)				—			(18,661)	(16,040)
Administrative running costs (8)	—	—	—	—	—	—	(11,164)	(5,648)
Non-current
Post-retirement benefits (6)	—	—	997,447	763,643	—	—	—	—

CEMIG SAÚDE
Current
Health Plan and Dental Plan (9)
Non-current
Health Plan and Dental Plan (9)	—	—	857,391	611,956	—	—	(45,735)	(18,484)

Main material comments on the above transactions:

(1)   The Company has contracts for purchase of electricity from Cemig GT, Light S.A., Baguari Energia, Santo Antônio Energia e Cemig Capim Branco S.A., arising from the public electricity auction of 2005, with period of 8 years from the start of supply, and annual adjustment by the IGP-M inflation index. These transactions were carried out on terms equivalent to those that prevail in transactions with independent parties, in view of the fact that the purchase of energy was made through an auction organized by the federal government, which decided subsequently what contracts should be signed between distributors and generators. For Cemig Telecomunicações, Transmissora Aliança de Energia Elétrica, Empresa Amazonense de Transmissão de Energia, and Empresa Paraense de Transmissão de Energia, the transactions refer to Charges for Use of the Network.

(2)          The Company has contracts for sale of electricity with Cemig Distribuição (“Cemig D”) and Light Energia, arising from the 2005 public auction of current existing generation capacity, for 8 years’ supply, with annual price adjustment by the IGP-M inflation index.

(3)          This refers to renegotiation of a debit originating from sale of energy to Copasa, for payment up to March 2014, and updating by the IGP-M inflation index + 0.5% per month.

(4)          Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. See Explanatory Note 11 to the Interim Consolidated Financial Statements.

(5)          Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. The amount at December 31, 2009 was adjusted to present value.

(6)          The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) (See Explanatory Note 20 to the Interim financial statements) and will be amortized up to the business year of 2024.

(7)          Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 20), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(8)          Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

(9)          Contribution by the sponsor to the health plan and dental plan of the employees.

Remuneration of key management personnel

The total remuneration to members of the Board of Directors and Chief Officers in the periods ending June 30, 2013 and 2012 was as follows:

	1H13	1H12
Remuneration	4,194	4,724
Profit shares	1,911	721
Post-retirement benefits	432	383
Assistance benefits	56	77
Total	6,593	5,905

For more information on the main transactions, please see Explanatory Notes 11, 18, 20 and 24.

27.                     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to: Cash and cash equivalents; Securities; Consumers and traders; Financial Assets of the Concession; Linked funds; Loans and financings; Obligations under debentures and currency and interest rate swaps; and Post-employment obligations. Gains and losses on the transactions are recorded in full in the Profit and loss account or the Statement of financial position, by the Accrual Method.

The Company’s financial instruments and those of its subsidiaries are initially recorded at fair value and measured in accordance with the following classifications:

•                      Loans and receivables: In this Category are Cash equivalents, Credits from consumers, traders and electricity transport concession holders, Linked funds, Escrow deposits in legal actions, and Financial assets of the concession not covered by Law 12783/2013 (enactment of Provisional Measure 579). They are recognized at nominal realization value, which is similar to fair value.

•                       Financial instruments measured at fair value through profit or loss: In this category are: Securities; and Derivative investments (mentioned in item “b”).  They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

•                      Financial instruments held to maturity: Securities are in this category. There is a positive intention to hold them until maturity. They are measured at amortized cost, using the effective interest method.

•                      Financial instruments available for sale: As from December 31, 2012, Financial assets of the concession covered by Provisional Measure 579 (Law 12783/13) are in this category. They are measured at the New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these Interim accounting statements.

•                      Non-derivative financial liabilities: In this category are: Loans and financings; Obligations under debentures; Post-retirement obligations; and Suppliers. These are measured at amortized cost using the effective interest rates method.  The Company has calculated the fair value of its loans, financings and debentures using the CDI rate + 0.9%, based on its most recent funding. For those loans, financings and debentures with rates in the following ranges: IPCA + 4.70% to IPCA + 5.10%; CDI + 0.65% to CDI + 0.73%; IGPM + 4.70% to IGPM + 5.10%; or fixed-rate at 8.5% to 10.07%, the Company considered their fair value to be equal to book value. For the financings from BNDES and Eletrobras the fair value is identical to the book value, since there are no similar instruments with comparable maturity dates and interest rates.

•                      Derivative financial instruments: These are measured at fair value and the effects recognized directly in the Profit and loss account.

	June 30, 2013		(Re-presented)
Financial instrument categories	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash equivalents — Short-term investments	1,554,019	1,554,019	1,845,773	1,845,773
Receivable from consumers and traders	1,996,756	1,996,641	2,079,279	2,079,279
Concession holders — Transport of electricity	250,870	250,870	357,811	357,811
Credits from the Minas Gerais State Government	—	—	2,422,099	2,422,099
Financial assets of the concession	219,807	219,807	177,901	177,901
Escrow deposits in litigation	1,189,903	1,189,903	1,300,507	1,300,507
Linked funds	101,933	101,933	132,493	132,493
	5,313,288	4,552,908	8,315,863	8,315,863

Available for sale
Financial assets of the concession	5,481,522	5,481,522	5,585,254	5,585,254

Held to maturity
Securities	1,845,737	1,844,970	582,249	583,976

Measured at fair value through profit or loss:
Held for trading
Securities	984,253	984,253	174,009	174,009

Derivative instruments — Swap contract	—	—	20,445	20,445

Financial liabilities:
Valued at amortized cost
Suppliers	1,035,880	1,035,880	1,310,217	1,310,217
Post-retirement liabilities — Debt agreed with pension fund (Forluz)	818,805	818,805	814,870	814,870
Concessions payable	202,118	437,433	187,718	367,614
Loans, financings and debentures	9,463,183	9,859,198	10,415,793	10,964,252
	11,519,986	12,151,316	12,728,598	13,456,953

a) Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies, which are put into effect and are in line with the Company’s strategy, to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risk.

A key aim of the Financial Risks Management Committee is to give predictability to the Company’s cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow. In order to reduce its exposure to adverse changes in foreign currency rates, the Company held certain hedge contracts as of June 30, 2013 and December 31, 2012, which are described in more detail in item “b” below.

The tables below provide summary information on our exposure to exchange rate risk:

	June 30, 2013		(Re-presented)
Exposure to exchange rates	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 18)	15,336	33,979	29,301	59,860
Suppliers (Itaipu Binacional)	87,679	194,262	87,137	180,180
(–) Contracted hedges / swaps	—	—	(8,168)	(23,823)
	103,015	228,241	108,270	216,217
Euro
Loans and financings — Euro (Note 18)	2,309	6,655	2,639	7,111
Net liabilities exposed	105,324	234,896	110,908	223,328

Exchange rate risk — sensitivity analysis

Based on information received from its external financial consultants, the Company estimates in a probable scenario that the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2013 will an depreciation of the dollar by 3.56% to R$ 2.137, and a depreciation of the Euro by 5.55% to R$$ 2.723.

The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and 50%, in relation to the probable scenario — naming these scenarios as “Possible” and “Remote”, respectively.

			“Possible” scenario:	“Remote” scenario:
	Base scenario	“Probable”	FX depreciation	FX depreciation
Risk: foreign exchange rate exposure	June 30, 2013	scenario	25%	50%
US dollar
Loans and financings (Note 18)	33,979	32,768	40,960	49,152
Suppliers (Itaipu Binacional)	194,262	187,337	234,171	281,006
	228,241	220,105	275,131	330,158
Euro
Loans and financings (Note 18)	6,655	6,286	7,857	9,428
Net liabilities exposed	234,896	226,391	282,988	339,586
Net effect of exchange rate variation		(8,505)	48,092	104,690

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 48,180 (R$ 45,026 on December 31, 2012).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

	Consolidated
		Dec. 31, 2012
Exposure to domestic interest rate changes	June 30, 2013	Re-presented
Assets
Cash equivalents — Short-term investments (Note 4)	1,554,019	1,845,773
Securities (Note 5)	2,829,989	756,258
Linked funds	101,933	132,493
	4,485,941	2,734,524
Liabilities
Loans, financings and debentures — CDI rate (Note 18)	(4,141,977)	(5,594,724)
Loans, financings and debentures — TJLP rate (Note 18)	(151,522)	(162,698)
Contracted interest rate hedges and swaps	—	(600,000)
	(4,293,499)	(6,357,422)
Net liabilities exposed	192,442	(3,622,898)

Interest rate risk — sensitivity analysis

In relation to the most significant interest rate risk, the Company estimates that, in a probable scenario, on June 30, 2014 the Selic rate will be 9.50% and the TJLP will be 5%. The Company has made a sensitivity analysis of the effects on its profit arising from increases of 25% and 50% in the Selic rate, in relation to the scenario that it considers as “Probable” — designating these alternative scenarios as “Possible” and “Remote”, respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of the interest rate considers the Company’s scenario projections — base, optimistic and pessimistic — based on the Company’s financial consultants, as described in the Hedging Policy.

	June 30, 2013	June 30, 2014
		‘Probable’	‘Possible’	‘Remote’
		scenario:	scenario:	scenario:
		Selic 9.50%	Selic 11.88%	Selic 14.25%
Risk: Increase in Brazilian interest rates	Book value	TJLP 5.00%	TJLP 6.25%	TJLP 7.50%
Assets
Cash equivalents (Note 4)	1,554,019	1,701,651	1,738,636	1,775,467
Securities (Note 5)	2,829,989	3,098,838	3,166,192	3,233,262
Linked funds	101,933	111,617	114,043	116,458
	4,485,941	4,912,106	5,018,871	5,125,187
Liabilities
Loans and financings — CDI (Note 18)	(4,141,977)	(4,535,465)	(4,634,044)	(4,732,209)
Loans and financings — TJLP (Note 18)	(151,522)	(159,098)	(160,992)	(162,886)
	(4,293,499)	(4,694,563)	(4,795,036)	(4,895,095)
Net assets exposed	192,442	217,544	223,836	230,093
Net effect of variation in interest rates		25,101	31,393	37,650

Risk of increase in inflation

The Company is exposed to the risk of increase in inflation, on June 30, 2013:

This exposure occurs as a result of net liabilities indexed to variation in the IPCA or IGP—M inflation indices, as follows:

		Dec. 31, 2012
Exposure to increase in inflation	June 30, 2013	Re-presented
Assets
Financial assets of the concession — IGP-M index (Note 12)	5,481,522	5,585,254

Liabilities
Loans, financings and debentures — IPCA index (Note 18)	(4,315,007)	(2,934,157)
Loans, financings and debentures — IGP-M index (Note 18)	(444,420)	(454,117)
	(4,759,427)	(3,388,274)

Net assets (liabilities) exposed	722,095	2,196,980

Inflation rates — Sensitivity analysis

In relation to the most significant inflation risk, the Company estimates that, in a probable scenario, on June 30, 2014 the IPCA and the IGP—M inflation indices will be 5.58% and 5.27%, respectively.  The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in relation to the scenario that it considers as “Probable” — naming these alternative scenarios “Possible” and “Remote”, respectively.

	June 30, 2013	June 30, 2014
		‘Probable’	‘Possible’	‘Remote’
		scenario:	scenario:	scenario:
	Amount	IPCA 5.58%	IPCA 6.98%	IPCA 8.37%
Risk: increase in inflation	Book value	IGP-M 5.27%	IGP-M 6.59%	IGP-M 7.91%
Assets
Financial assets of the concession — IGP-M index (Note 12)	5,481,522	5,770,398	5,842,754	5,915,110

Liabilities
Loans, financings and debentures — IPCA index (Note 18)	(4,315,007)	(4,555,784)	(4,616,194)	(4,676,173)
Loans, financings and debentures — IGP—M index (Note 18)	(444,420)	(467,841)	(473,707)	(479,574)
	(4,759,427)	(5,023,625)	(5,089,901)	(5,155,747)

Net assets exposed	722,095	746,773	752,853	759,363
Net effect of variation in IPCA index		24,678	30,758	37,268

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operational activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy. These include holding up to 20% of the funds in exclusive private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through performing a rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments that take into account the ratings, risk exposures and equity position of the financial institutions. It also seeks greater returns by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

This table gives the flow of payments of the Company’s obligations under floating-rate and fixed-rate loans, financings and debentures, and the contractual interest rates:

	Up to 1	1 to 3	3 Months	1 to 5	More than
Consolidated	month	months	to 1 year	Years	5 Years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	53,947	949,333	1,866,321	5,968,384	5,434,513	14,272,498
Concessions payable	1,849	5,681	14,540	68,933	159,755	250,758
Debt agreed with pension fund (Forluz)	8,029	25,343	69,540	472,053	905,348	1,480,313
	63,825	980,357	1,950,401	6,509,370	6,499,616	16,003,569
- Fixed rate
Suppliers	1,030,230	—	—	5,650	—	1,035,880
	1,094,055	980,357	1,950,401	6,515,020	6,499,616	17,039,449

	Up to 1	1 to 3	3 Months	1 to 5	More than
Holding company	month	months	to 1 year	Years	5 Years	Total
Financial instruments at (interest rates):
- Floating rates
Debt agreed with pension fund (Forluz)	—	1,247	3,421	23,225	44,543	72,436

- Fixed rate
Suppliers	14,573	—	—	—	—	14,573
	14,573	1,247	3,421	23,225	44,543	87,009

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also entered into for receipt of any receivables in arrears.

The allowance for doubtful debtors constituted in June 2013, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled subsidiaries, was R$ 503,461.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, in which each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies.  The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and two investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.              Rating by two risk rating agencies.

2.              Stockholders’ equity greater than R$ 400 million.

3.              Basle ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their stockholders’ equity. Limits of concentration by group and by institution are established, based on the following:

Limit per bank
(% of Stockholders’
Group	Stockholders’ equity	Concentration	equity)**
A1	Over R$3.5 billion	Minimum 80%	7.0%
A2	R$1.0bn to R$3.5bn	Maximum 20%	2.8% to 7.0%
B	R$400mn to R$1.0 bn	Maximum 20%	1.6% to 4.2%

** The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

As well as these points, Cemig also establishes the following concentration limits:

1.              No bank may have more than 30% of the Group’s portfolio.

2.              No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The Company has contracts for loans and financings with restrictive covenant clauses normally applicable to these types of transaction, related to complying with economic and/or financial indices, cash flow and other indicators. Non-compliance with these covenants could result in early maturity of debts.

On December 31, 2012 the company was non-compliant with certain of these restrictive covenants; and on April 29, 2013 obtained consent from its creditors that immediate or early payment of the amounts owed would not be demanded.

The Company has not suffered any significant negative impact as a result of events related to the risks described above.

On June 30, 2013 the wholly-owned subsidiary Cemig D was not compliant with the following restrictive covenants:

Covenant	Index required	Position on June 30, 2013
Debt / Ebitda	Less than or equal to 3.36	4.25
Debt / (Shareholders’ equity + Debt)	Less than or equal to 62%	66.99%

On June 28, 2013, the subsidiary Cemig D obtained consent (waiver) from its creditors that no demand would be made for immediate or early payment of the amounts payable on June 30, 2013, until June 30, 2014.

The loans, financings and debentures are classified in Current and Non-current liabilities, in accordance with the original terms of the contracts, due to the waiver having been obtained in advance of June 30, 2013.

b) Financial instruments — Derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of derivative instruments are not presented in the Statement of financial position, since they do not represent a requirement for any cash payment: only the gains or losses that actually occur are recorded. On June 30, 2013 the net result of the gains and losses on derivative instruments was a gain of R$ 1,005 (vs. gain of R$ 19,195 on June 30, 2012). This gain was recorded in Financial revenue (expenses). The counterparty of the derivatives transactions — which comprise foreign exchange and interest rate swaps — was Banco Santander—ABN. These contracts were settled in the second quarter of 2013.

The Company has a Financial Risks Management Committee, which was created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect the Company’s liquidity and profitability. The committee implements action plans and sets guidelines for proactive control of the financial risks environment.

Fair Value Calculation of financial positions

The fair value of cash investments has been calculated taking into consideration the market values of each security, or market information available to perform such a calculation, and the future interest rates and foreign exchange rates applying to similar securities. The market value of the security represents its value at maturity, discounted to present value using the discount factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by the subsidiary Cemig Distribuição as of June 30, 2013 and December 31, 2012.

							Amount	Amount
				Value of	Non-realized gain (loss)		received	paid
		Maturity	Trading	principal		Dec. 31, 2012
Cemig’s right	Cemig’s obligation	period	market	contracted	June 30, 2013	Re-presented	June 30, 2013	June 30, 2013

US$: FX variation + rate (5.58% p.a. to 7.14% p.a.)	R$100% of the CDI + rate (1.5% p.a. to 3.01% p.a.)	From April 2009 to June, 2013	Over-the-counter	US$8,168	(228)	(23,823)	—	(24,051)

Rate of 11.47% p.a.	Rate of 96% of CDI	Maturity on May 5, 2013	Over-the-counter	R$600,000	1,233	44,268	45,501	—
					1,005	20,445

The counterparty of the derivatives transactions — which comprise foreign exchange and interest rate swaps — was Banco Santander—ABN. These contracts were settled in the second quarter of 2013.

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

a)             Capital management

This table compares the Company’s net liabilities and its Stockholders’ equity at June 30, 2013:

		Dec. 31, 2012
	June 30, 2013	Re-presented
Total liabilities	17,669,426	21,019,885
(–) Cash and cash equivalents	(1,630,058)	(1,919,125)
(–) Linked funds	(101,933)	(132,493)
Net liabilities	15,937,435	18,968,267

Total of stockholders’ equity	12,408,516	11,549,996
Net debt / Adjusted capital	1.28	1.64

28.                     FAIR VALUE MEASUREMENT

The Company measures its financial assets and liabilities at fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. It is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it prioritizes the inputs used in measuring into three broad levels, as follows:

•                  Level 1 – Quoted prices in active market: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2 – No active market / use of valuation technique: Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Criteria that can be used include the current fair value of a substantially similar instrument, discounted cash flow, and option pricing models. The objective of the valuation technique is to establish what would be the price of the transaction on the measurement date in a disinterested exchange motivate only by business reasons.

•                  Level 3 –  No active market / little or no market data – requiring the reporting entity to develop its own assumptions. Fair value is determined in accordance with generally accepted pricing models, based on discounted cash flow analyses.

This is a summary of the instruments that are measured at fair value.

		Fair value at June 30, 2013
R$ ’000	Balance at June 30, 2013	Level 1: Active market – quoted price	Level 2: No active market – Valuation technique	Level 3: No active market
Assets
Securities
Bank certificates of deposit	60,726	—	60,726	—
Financial Notes – Banks	857,896	—	857,896	—
Debentures	53,867	—	53,867	—
Other	11,764	—	11,764	—
	984,253	—	984,253	—
Linked funds	101,933	—	101,933	—
Financial assets of the concession	5,481,522	—	—	5,481,522
	6,567,708	—	1,086,186	5,481,522

Methodology of calculation of fair value of positions

Financial assets of the concession: Measured at New Replacement Value (VNR), equivalent to fair value, according to criteria established in regulations by the Concession-granting power, based on the value of the assets in service belonging to the concession and which will be reversible at the end of the concession.

The Company recorded the financial assets of the concession at fair value at December 31, 2012. The movement in financial assets of the concession is stated in Explanatory Note 12.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed-income and FX markets applicable to similar securities.  The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

29.                     EFFECTS OF PROVISIONAL MEASURE 579 OF SEPTEMBER 11, 2012 (CONVERTED INTO LAW 12783 OF JANUARY 11, 2013)

The main effects of Law 12783 on the Company’s operations are shown in Explanatory Note 4 to the financial statements at December 31, 2012.

As specified in the concession contract for the Jaguara Plant, the Company applied for renewal of the concession. The Mining and Energy Ministry, by Dispatch 03 of May 2013, refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12783/13.

On June 20, 2013, Cemig GT (Cemig Geração e Transmissão) obtained an interim injunction in its application for an order of mandamus before the Higher Appeal Court (Superior Tribunal de Justiça, or STJ), against the decision of the Mining and Energy Ministry not to entertain the application for extension of the period of concession of the Jaguara hydroelectric plant. The interim remedy given by Reporting Justice Sérgio Kukina ensures that the Company will continue to operate Jaguara until final judgment in the action.

This decision is preliminary in nature — it does not represent a decision on the merits, which are yet to be argued, and will be subject of judgment by the STJ at a later date.

30.                     ANNUAL TARIFF ADJUSTMENT, AND TARIFF REVIEW

Result of the 3rd Tariff Review of Cemig D

On April 8, 2013 Aneel published the result of the Third Tariff Review of Cemig D.  The result homologated by Aneel was a tariff increase of 3.06%, comprising two components: (i) Economic Tariff Repositioning of 0.47%, arising from the 22.3% increase in non-manageable (‘Portion A’) costs; and reduction of 26.5% in manageable (‘Portion B’) costs; and (ii) the Financial Component, of 2.59%. This adjustment is in effect until April 2014.

With the withdrawal of the financial components considered in the 2012 tariff process, of 2.34%, the average effect on the Company’s captive consumers was 2.99%. This adjustment took effect on the tariffs that had previously been reduced by 18.14% under the Extraordinary Tariff Review (Revisão Tarifária Extraordinária, or RTE) that was announced on January 24, 2013.

According to the statement of calculation received by Cemig after the homologation of the result of the Tariff Review at the meeting of the Council of Aneel, the Net Regulatory Remuneration Base (Base Regulatória de Remuneração, or BRR) was R$ 5,511,768, and the Gross Regulatory Remuneration Base was R$ 15,355,843. The company is now awaiting the judgment on the appeals submitted to Aneel, in which it states its disagreement as to certain criteria and values adopted by Aneel in the decision on the preliminary BRR that was published. Aneel has not yet considered this appeal. Management continues to expect that, when Aneel has considered these appeals, criteria and values defined by Aneel for the BRR will be revised, and that this will result in a higher amount than the one recently presented.

31.                     SUBSEQUENT EVENTS

Investment Agreement

On August 8, 2013 Cemig GT approved signature of an Investment Agreement with Renova Energia S.A. (“Renova”), RR Participações S.A. (“RR”), Light Energia S.A. (“Light Energia”) and Chipley SP Participações S.A. (“Chipley”).

The agreement governs the entry of Cemig GT into the controlling stockholding block of Renova, through subscription by Cemig GT of new shares to be issued by Renova, and the structuring of Chipley as a vehicle for growth, in which equity interests would be owned by Cemig GT and Renova, with assignment to the latter of the Agreement for Purchase of Shares in Brasil PCH S.A. (the Brasil PCH share purchase agreement), signed between Cemig GT and Petróleo Brasileiro S.A. (Petrobras), On June 14, 2013.

The issue price for the shares in Renova has been set at R$ 16.2266 per common share, in accordance with Article 170, §1, I of the Brazilian Corporate Law, resulting in a value of R$ 1,414,733 — to be updated by the CDI Rate from December 31, 2012 — for the portion of the increase in the share capital of Renova to be subscribed by Cemig GT.

The transaction is subject to conditions precedent and commercial conditions. When and if these conditions are fulfilled, the precise amount of the increase in the capital of Renova will decided, and a new stockholders’ agreement will be signed to include Cemig GT, RR and Light Energia in the controlling stockholding block of Renova, under which the total number of shares bound by that stockholders’ agreement will be at least 51% of the common shares of Renova.

Rescission of the concession contract for the Itaocara Hydroelectric Plant

On June 8, 2013 the Board of Directors of Cemig decided to apply to Aneel, for rescission of Concession Contract 12/2001 (“the Itaocara Concession contract”) under Clause 4 of Law 9074/2005, introduced by Law 12839/2013.

The initial plan and project for the Itaocara Plant (“the Project”) faced environmental obstacles, and the license application for it was set aside, because the Brazilian environment authority, Ibama, decided it was not feasible. However, over recent years, the Consortium sought alternatives that would make the Project environmentally feasible and enable the impediments to be overcome. This resulted in the Project being altered, as per Aneel Dispatch 3634 of September 6, 2011, which specified installed capacity of 145 MW. As a result, it was only in December 2011 that Prior Environmental License 428/2011 was obtained, enabling the next stage — application for the Environmental Construction License — to take place. This License was finally issued on July 29, 2013.

The decision to apply for rescission of the Concession Contract is based on the impossibility, in view of the above factors, of sustaining economic and financial equilibrium for the Concession Contract following the decision by the Mining and Energy Ministry to refuse an application to alter the period of the Concession — to a period of 35 years from the grant of the Prior License — since without this change 12 years have been lost from the period of the concession, reducing the time of revenue to less than the period necessary for the return on the investment.

Cemig has the intention of continuing to hold the Concession Contract in the event that any supervening decision by the concession-granting power, or any legislative decision, should make commercial operation of the Project financially viable. On the other hand, Cemig GT may also, if its sees fit, take part in any future auction for the concession of the Project.

The rescission of the Concession Contract referred to above will not result in any financial charge or burden for Cemig GT, since it has the rights guaranteed by Article 4—A of Law 9074 of 2005, introduced by Law 12839/2013, in regard to:

(i)                   release from guarantees of compliance with the obligations under the Concession Contract;

(ii)                non-payment for Use of a Public Asset; and

(iii)             reimbursement of the costs incurred in preparation of studies or projects.

Confirmation of the compensatory payment from CDE funds

Aneel Dispatch 2701, of July 29, 2013, set the amounts of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) to be paid to electricity distribution concession holders, by Eletrobras, by August 2, 2013, for the months of May and June 2013 in compensation of Hydrological Risk, Involuntary Exposure and System Service Charges related to Electricity Supply Security. For the subsidiary Cemig D the amount set was R$ 124,725. This was received in full in the third quarter of 2013.

32.          OPERATIONAL SEGMENTS

The operational segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity.

The Company also operates in the markets of gas, telecommunications and other businesses, which have a smaller impact on the results of its operations.

The segments mentioned above are reflected in the Company’s management and organizational structure, and its structure for monitoring results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

The operational costs and expenses for the first half of 2013 and 2012 are shown in consolidated form in these tables:

PROFIT AND LOSS ACCOUNTS SEPARATED BY ACTIVITY – AT JUNE 30, 2013

	ELECTRICITY
Description	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	Gás	OTHERS	Eliminations	TOTAL
ASSETS	9,414,330	3,555,932	12,411,430	330,427	—	14,427,100	(10,061,277)	30,077,942
INVESTMENTS	1,963,861	2,202,419	—	4,397	547,480	10,467,150	(9,479,485)	5,705,822

REVENUE	2,516,681	106,987	4,544,307	55,775		47,165	(154,331)	7,116,584

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(543,527)	—	(1,821,928)	—		(10)	90,755	(2,274,710)
Charges for the use of the national grid	(128,338)	(141)	(171,988)	—		—	46,375	(254,092)
Total operational costs, Electricity and Gas	(671,865)	(141)	(1,993,916)	—		(10)	137,130	(2,528,802)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(118,307)	(58,005)	(493,153)	(5,997)		(30,270)	—	(705,732)
Employees’ and managers’ profit shares	(18,641)	(9,014)	(37,333)	(676)		(5,919)	—	(71,583)
Post-retirement obligations	(12,749)	(6,222)	(59,420)	—		(5,523)	—	(83,914)
Materials	(2,782)	(1,918)	(23,024)	(78)		(163)	—	(27,965)
Raw Material	(51,717)	—						(51,717)
Outsourced services	(63,370)	(13,935)	(361,112)	(9,829)		(6,208)	15,451	(439,003)
Depreciation and amortization	(155,727)	—	(213,116)	(15,304)		(215)	(2,763)	(387,125)
Operational provisions	(5,972)	(2,929)	(73,423)	(17)		(30,957)	—	(113,298)
Royalties for use of water resources	(62,853)	—	—	—		—	—	(62,853)
Construction costs	—	(43,579)	(421,826)	—		—	—	(465,405)
Other	(29,521)	(9,149)	(108,905)	(8,950)		(18,496)	(2,077)	(177,098)
Total cost of operation	(521.639)	(144,751)	(1,791,312)	(40,851)		(97,751)	10,611	(2,585,693)

TOTAL COST	(1.193.504)	(144.892)	(3.785.228)	(40.851)		(97.761)	147.741	(5.114.495)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1.323.177	(37.905)	759.079	14.924		(50.596)	(6.590)	2.002.089
Equity gain (loss) in subsidiaries	(1.024)	117.474	—	(8.753)	39.403	1.296.509	(1.193.027)	250.582
Gain on disposal of investments in TBE		284.298						284.298
Unrealized profit	—	—	—	—		(80.959)	—	(80.959)
Financial revenue	43,815	12,113	145,764	2,156		78,991	—	282,839
Financial expenses	(142,557)	(118,158)	(310,566)	(2,119)		(24,561)	—	(597,961)
PRETAX PROFIT	1.223.411	257.822	594.277	6.208	39.403	1.219.384	(1.199.617)	2.140.888
Income tax and Social Contribution tax	(456.139)	91.426	(124.683)	(3.732)		(91.852)	—	(584.980)
Deferred income tax and Social Contribution tax	39.602	(8.315)	(77.414)	(1.257)		(25.939)	—	(73.323)
	806.874	340.933	392.180	1.219	39.403	1.101.593	(1.199.617)	1.482.585

PROFIT AND LOSS ACCOUNTS SEPARATED BY ACTIVITY – AT JUNE 30, 2012

	ELECTRICITY
Description	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	Gás	OTHERS	Eliminations	TOTAL
ASSETS	8.973.003	3.459.484	11.157.104	369.521		15.084.187	(9.329.873)	29.713.426
INVESTMENTS	849.742	2.048.380	—	4.397	508.077	11.611.041	(8.675.583)	6.346.054

NET OPERATIONAL REVENUE	2.064.101	224.636	4.471.887	58.810	—	30.258	(194.649)	6.655.043

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(243,024)	—	(1,780,889)	—		(17)	87,112	(1,936,818)
Charges for the use of the national grid	(135,798)	(105)	(391,911)	—		—	92,425	(435,389)
Total operational costs, Electricity and Gas	(378,822)	(105)	(2,172,800)	—		(17)	179,537	(2,372,207)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(91,845)	(52,759)	(385,024)	(7,474)		(26,291)	—	(563,393)
Employees’ and managers’ profit shares	(18,782)	(9,047)	(78,828)	35		(9,223)	—	(115,845)
Post-retirement obligations	(10,077)	(4,919)	(46,944)	—		(5,055)	—	(66,995)
Materials	(4,354)	(2,500)	(21,895)	(75)		(391)	—	(29,215)
Raw Material	(163)	—	—	—	—	—	—	(163)
Outsourced services	(55,589)	(16,454)	(325,044)	(8,989)		(9,544)	13,645	(401,975)
Depreciation and amortization	(178,602)	—	(176,471)	(16,042)		(200)	—	(371,315)
Operational provisions	(5,326)	(2,652)	(54,408)	(10)		16,690	—	(45,706)
Royalties for use of water resources	(94,848)	—	—	—		—	—	(94,848)
Construction costs	—	(42,528)	(542,426)	—		—	—	(584,954)
Other	(27,885)	(11,371)	(94,260)	(8,341)		(17,741)	(3,343)	(162,941)
Total cost of operation	(487,471)	(142,230)	(1,725,300)	(40,896)		(51,755)	10,302	(2,437,350)

TOTAL COST	(866,293)	(142,335)	(3,898,100)	(40,896)		(51,772)	189,839	(4,809,557)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,197,808	82,301	573,787	17,914		(21,514)	(4,810)	1,845,486
Equity gain (loss) in subsidiaries	(12.323)	87.184	—	(9.414)	23.747	1.239.784	(1.091.292)	237.686
Financial revenue	48.088	18.582	149.113	5.224	—	75.519	—	296.526
Financial expenses	(161.382)	(119.832)	(293.220)	(2.466)	—	(60.495)	—	(637.395)
PRETAX PROFIT	1.072.191	68.235	429.680	11.258	23.747	1.233.294	(1.096.102)	1.742.303
Income tax and Social Contribution tax	(397.512)	7.173	(265.658)	(5.009)	—	(4.361)	—	(665.367)
Deferred income tax and Social Contribution tax	43.586	(831)	118.264	(1.901)	—	(434)	—	158.684
NET PROFIT FOR THE PERIOD	718.265	74.577	282.286	4.348	23.747	1.228.499	(1.096.102)	1.235.620

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

(Figures are in R$ ’000 unless otherwise indicated.)

Profit for the period

For the first half of 2013 (1H13) Cemig reports profit of R$ 1,482,585, which is 19.99% higher than its profit of R$ 1,235,620 in first half 2012 (1H12). This result is mainly due to operational revenue 6.94% higher, and a net gain on the sale of the interest in TBE — these factors being partially offset by higher costs of purchase of electricity, and higher personnel expenses, due to the amounts provisioned in 2013 for the PID Incentive Retirement Program.  Below are comments on the principal changes between the two years in revenues, costs and expenses, and financial revenues/expenses.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s Ebitda in the first half of 2013 was 15.83% higher than in the first half of 2012.

EBITDA - R$ ’000	1H13	1H12	Δ, %
Profit for the period	1,482,585	1,235,620	19.99
+ Expense on income tax and Social Contribution tax	658,303	506,683	29.92
+ Net financial revenue (expenses)	315,122	340,869	(7.55)
+ Amortization	387,125	371,315	4.26
= EBITDA	2,843,135	2,454,487	15.83

Ebitda, 1H12 and 1H13

Ebitda is a non-accounting measure prepared by the Company, reconciled with the interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit adjusted by the effects of net Financial revenue (expenses), depreciation and amortization, and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it has no standard meaning; and it may in any particular case be not comparable with measurements with similar titles supplied by other companies. Cemig publishes Ebitda because it uses it for the purposes of measuring its own performance. Ebitda should not be considered in isolation, or as being a substitute for net profit or operational profit, or as being an indicator of operational performance, or cash flow, or as cash flow, or to measure the Company’s liquidity or its capacity to pay debt.

The higher Ebitda in 1H13 than in 1H12 mainly reflects net revenue 12.70% higher, partially offset by operational costs and expenses (excluding the effects of depreciation and amortization) 8.76% higher. In line with the higher Ebitda, Ebitda Margin was higher, at 39.95%, in 1H13 than in 1H12 (36.88%).

Revenue from supply of electricity (including Revenue for use of the network – captive consumers)

Gross revenue from retail electricity sales in the first half of 2013 was R$ 7,000,636, compared to R$ 7,419,209, in the first half of 2012– a reduction of 5.64%.

Sales to final consumers in 1H13 were R$ 6,081,124 – 8.41% lower than in 1H12 (R$ 6,639,497). The main factors affecting revenue in 1H13 were:

•                  For captive consumers, an average reduction in tariffs of 18.14%, as a result of the Extraordinary Tariff Review created by Provisional Measure 579 of September 11, 2012 (converted into Law 12,783 of January 11, 2013). The tariffs were applied from January 24, 2013 to April 7, 2013, when the completion of the Ordinary Tariff Review – which happens every 5 years under the concession contract – took place.

•                  The quantity of electricity supplied to final consumers was 2.44% lower year-on-year.

•                  Tariff adjustment in Cemig D (Distribution), with average impact on consumer tariffs of 3.85%, from April 8, 2012 (full effect in 2013);

•                  Tariff adjustment in Cemig D, with average impact of 2.99% on consumer tariffs, starting from April 8, 2013.

•                  Adjustment in contracts for sale of electricity to final consumers – most of which are indexed to the IGP–M inflation index.

Electricity sold to final consumers (MWh)

(Data not reviewed by external auditors)

	MWh
Consumer category	1H13	1H12	Δ, %
Residential	4,695,961	4,383,682	7.12
Industrial	11,183,632	12,359,505	(9.51)
Commercial, Services and Others	3,031,893	2,850,431	6.37
Rural	1,335,075	1,264,667	5.57
Public authorities	426,126	409,577	4.04
Public illumination	629,969	615,371	2.37
Public service	609,795	578,059	5.49
Total	21,912,451	22,461,292	(2.44)

The consumption by the industrial consumer category, 9.51% lower year-on-year, was due to the reduction in the level of the sector’s activity. The effect was offset by the increase in the categories (a) Residential, and (b) Commerce, Services and Others — caused mainly by the higher number of consumers: in the two categories the numbers of consumers were respectively 3.07% and 2.25%higher year-on-year. Also note that due to the higher price of electricity in the wholesale market in 2013 — due to the low levels of reservoirs - part of the electricity available for resale migrated from Free Consumers to sale on the Electricity Tracing Chamber (Câmara de Comercialização de Energia Elétrica or CCEE).

In the Rural consumer category, one of the main factors for the increase of 5.57% was the significant demand for electricity for irrigation, due to the atypical climate conditions for the rainy season — low levels of rain in February and March.

Wholesale supply to other concession holders

The volume of electricity sold to other concession holders in 1H13 totaled 7,659,519 MWh, 19.69% more than in 1H12 (6,399,374 MWh). The revenue from electricity sold in 1H13 was R$ 919,512, compared to R$ 779,712 in 1H12. The average sale price of see was not significantly different — at R$ 120.05 per MWh in 1H13 and R$ 121.84 /MWh in 1H12.

Revenue from use of the network — Free consumers

This revenue is from the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), and consists of the amounts charged to Free Consumers for carriage of the electricity sold to them. Revenue in the first half of 2013 was R$ 571,724, compared to R$ 904,289 in the first half of 2012 — a reduction of 36.78%. This reflects the reduction of the tariff as a result of the Tariff Review of Cemig D, which had an average effect for Free Consumers of a reduction of 33.22% in the TUSD, from April 8, 2013.

Transactions in electricity on the CCEE

This revenue is associated with Cemig’s net exposure in the spot market, which was R$ 840,388 in 1H13, or 274.25% more than in 1H12 (R$ 224,551). The increase reflects greater availability of electricity for settlement in the spot market, associated with the increase in the average spot price (Preço de Liquidação de Diferenças, or PLD), which was R$ 288.24 / MWh in 1H13, and R$ 115.40/MWh in 1H12.

Transmission concession revenue

The revenue from the transmission concession in 1H13 was R$ 205,327, 37.79% of the revenue in 1H12 (R$ 330,042). The change mainly reflects the renewal of the Company’s old transmission concessions: as from 2013, these are now remunerated only for the service of operation and maintenance of the infrastructure, under Provisional Measure 579 (converted into Federal Law 12783/13).

Distribution construction revenue

The total of Distribution infrastructure construction was R$ 421,826 in 1H13, 22.23% less than in 1H12 (R$ 542,426). This Revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operational revenues

The Company’s Other revenues in 1H13 were 71.17% higher, at R$ 446,405, than in 1H12 (R$ 260,801). This was mainly due to receipt of compensating funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), to represent the subsidies on the Tariff for Use of the Distribution System (TUSD), which were not incorporated into the tariff, in the amount of R$ 215,747 in 1H13.

Taxes and charges applied to Revenue

Sector taxes and charges, which effectively function as deductions from revenue, in 1H13 totaled R$ 2,413,301, 21.36% less than in 1H12 (R$3,068,803,). This is mainly the result of application of Law 12,783 (of January 11, 2013), which reduced the sector charges. Comments on these follow below:

The Fuel Consumption Account — CCC

This charge — the Fuel Consumption Account (Conta de Consumo de Combustível, or CCC) is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared proportionally between concession holders in accordance with the size of the market served, on a basis set by an Aneel Resolution.

As from February 2013, as a result of Law 12783/13, the Company is exempt from payment of the CCC. The charges in the half year were those of January, R$ 25,487, which compare with the total of R$ 288,086 for 1H12 — a reduction of 91.15%.

Global Reversion Reserve (RGR)

This is an annual quota included in the costs of concession holders, to generate revenue dedicated to expansion and improvement of public electricity services. The payments are laid down by an Aneel Resolution

Starting in February 2013, Cemig D became exempt from payment of the RGR. The resulting expense on the RGR in 1H13 was R$ 60,173, compared to R$ 109,554 in 1H12 — a reduction of 45.07%.

Energy Development Account - CDE

This charge (Conta de Desenvolvimento Energético) was created to increase the competitiveness of electricity generation from alternative sources. The payments are set by Aneel Resolution.

For Cemig they totaled R$ 65,743 in 1H13, a reduction of 73.59% from their total of R$ 248,967 in 1H12. Law 12783 reduced the CDE charges by 75%.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

The other significant deductions from revenue are taxes, calculated as a percentage of sales revenue. Hence, their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (including Construction cost, and excluding Financial revenue/expenses) in 1H13 were R$ 5,114,495, 6.34% more than in 1H12 (R$ 4,809,557). For more information on the components of Operational costs and expenses, please see Explanatory Note 24 to the consolidated Interim financial statements.

The main variations in expenses were:

Charges for the use of the national grid

Charges for use of the grid in 1H13 totaled R$ 254,092, compared to R$ 435,389 in 1H12, a reduction of 41.64%. This is the result of Law 12783 (of January 2013), which reduced the sector charges and also renewed older transmission concessions, at the same time reducing the remuneration of the concession holders, which was reflected in lower transmission charges.

The charges are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Construction cost

Infrastructure Construction Costs were R$ 465,405 in 1H13, 20.44% lower than in 1H12 (R$ 584,954). This cost is fully offset by Construction Revenue, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Personnel

Personnel expenses in 1H13 were R$ 705,732 in 1H13, compared to R$ 563,393 in 1H12 — an increase of 25.26%. This is mainly due to employees joining the early retirement offer made by the PID Incentive Retirement Plan — the provision for this, of R$ 112,460, was recorded in the Profit and loss account for 1H13.

Electricity bought for resale

The expense on electricity bought for resale in 1H13 was R$ 2,274,710, 17.45% more than in 1H12 (R$ 1,936,818). The main factors were:

•                  Purchases of electricity for resale R$ 257,915 higher in 2Q13, due to greater selling activity, associated with the higher cost of acquisition due to the higher market price of electricity;

The effect of this increase was partially offset by the effect of lower net expenses on spot market purchases arising from exposure in the CCEE, following the government’s reimbursement of portions of costs totaling R$ 848,332, as follows:

•                  R$ 489,491 as reduction of the impact of the tariff adjustment of Cemig D, limited to 3.0% by the federal government — payment to Cemig D of part of the expenses on purchase of electricity that was higher than revenue in the period April 2012 to April 2013;

•                  R$ 358,841 for relief of the financial exposure to the spot market, to cover the tariff deficit caused by hydrological risk arising from the quotas, the involuntary exposure arising from not adhering to the extension of the concessions, and the System Service Charge (ESS) covering Security of Supply.

•                  Expenses on electricity acquired via auction 8.85% higher, at R$ 962,842 in 1H13, compared to R$ 884,574 in 1H12, arising from availability contracts, due to expenditure on fuel for generation by the thermal plants.

•                  Allocation, to the distributors of the National Grid system, of physical energy and power guarantee quotas for the plants whose concessions were renewed under Law 12783 (of January 2013);

•                  The expense on electricity from Itaipu was 14.50% higher, since it is indexed to the dollar: it was R$ 477,732 in 1H13, vs. R$ 417,243 in 1H12. Among other factors, this reflects the depreciation of the Real against the dollar in the first half of 2013, compared to its appreciation during 1H12. The average dollar exchange rate for invoices of the first half of 2013 was R$ 2.038/US$ in 1H12, compared to R$ 1,917/US$ in 1H13 — a difference of 6.28%.

Operational provisions

Operational provisions in 1H13 were R$ 113,298, 147.88% higher than in 1H12 (R$ 45,706). This variation mainly reflects a provision made on June 30, 2013, in the amount of R$ 18,772, for a regulatory action on distribution service quality measurement indicators; and also an increase of R$ 80,195 for employment-law legal actions. The increase in employment-law provisions reflects the higher volume, and review of the assessment of chances of loss in this type of action in the period, partially offset by reversal of provisions for certain actions on consumer relations, due mainly to re-assessment of the chances of loss in those actions, based on the opinion of the Company’s legal advisers.

Post-retirement liabilities

Post-retirement liabilities in 1H13 were R$ 83,914, 25.25% higher than in 1H12 (R$ 66,995).  The expense basically reflects financial updating of the obligation and this variation arises, principally, from reduction of the discount rate on the actuarial obligations as from December 31, 2012 (3.66% in 2012, compared to 5.53% in 2011), which had the consequence of increasing the actuarial obligations recorded by the company as from that date.

Gain on the transfer of shares of TBE

in the first half of 2013 the company reported a net gain in the amount of R$ 284,298.This amount corresponds to the disposal of the investment in the TBE group, in view of the transfer, on May 31, 2013, of the totality of the equity interest in TBE held by Cemig GT to Taesa.

Net financial revenue (expenses)

Cemig reported net financial expenses in 1H13 of R$ 315,122, which compares with net financial expenses of R$ 340,869 in 1H12 — a reduction of 7.55%. The items in net financial expenses with the largest variations are:

•                  income from cash investments 6.64% higher, at R$ 105,326 in 1H13, compared to R$ 98,764 in 1H12, due to the higher volume of cash available for investment in 2013.

•                  income from late payment on electricity bills 23.96% higher, at R$ 87,602 in 1H13, compared to R$ 70,671 in 1H12 — primarily reflecting a Debt Recognition Agreement with a large client, for non-payment of charges for use of the distribution system in the period from April 2003 to December 2004;

•                  monetary updating on Accounts receivable from the Minas Gerais State Government 44.38% lower, at R$ 43,547 in 1H13, compared to R$ 78,291 in 1H12, due to the bringing forward of full payment of the obligations in first quarter 2013;

•                  costs of loans and financings 19.23% lower, at R$ 335,289 in 1H13, compared to R$ 415,128 in 1H12, basically due to a lower volume of funds raised indexed to the CDI rate;

•                  monetary updating of loans and financings 64.82% higher, at R$ 123,801 in 1H13, compared to R$ 75,112 in 1H12. This is basically due to the higher volume of funds raised in the first quarter of 2013 indexed to inflation indices, linked to the increase in the IPCA index in the period.

For a breakdown of financial revenues and expenses, please see Explanatory Note 25 to the consolidated Interim financial statements.

Income tax and Social Contribution tax

In 1H13 Cemig had expenses of R$ 658,303 on income tax and the Social Contribution tax, on pre-tax profit of R$ 2,140,888, representing a percentage rate of 30.75%. In 1H12 the company had expenses of R$ 506,683 on income tax and the Social Contribution tax, on pre-tax profit of R$ 1,742,303, representing a percentage of 29.08%.  These effective rates are reconciled with the nominal rates in Explanatory Note 8 to the consolidated interim financial statements.

PROFIT AND LOSS ACCOUNTS FOR THE

SECOND QUARTERS OF 2013 AND 2012

PROFIT AND LOSS ACCOUNTS FOR THE SECOND QUARTERS OF 2013 AND 2012

	2Q13	2Q12	Δ, %
REVENUE	3,438,990	3,463,114	(0.70)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(262,802)	(266,455)	(1.37)
Employees’ and managers’ profit shares	(15,582)	(61,490)	(74.66)
Post-retirement liabilities	(41,957)	(33,497)	25.26
Materials	(23,740)	(16,396)	44.79
Outsourced services	(249,302)	(198,869)	25.36
Electricity bought for resale	(1,301,923)	(1,078,456)	20.72
Depreciation and amortization	(184,140)	(173,935)	5.87
Royalties for use of water resources	(28,812)	(45,875)	(37.19)
Operational provisions	(71,060)	23,738	(399.35)
Infrastructure construction cost	(261,057)	(360,461)	(27.58)
Charges for the use of the national grid	(127,867)	(217,739)	(41.28)
Other expenses, net	(90,245)	(81,784)	10.35
	(2,658,487)	(2,511,219)	5.86
Equity gain (loss) in subsidiaries	84,424	88,343	(4.44)
Unrealized profit	(80,959)	—	—
Gain on transfer of shares of TBE	284,298	—	—
Profit before Financial revenue (expenses)	1,068,266	1,040,238	2.69
Financial revenues	144,450	143,172	0.89
Financial expenses	(296,036)	(324,853)	(8.87)
Pretax profit	916,680	858,557	6.77
Income tax and Social Contribution tax	(246,590)	(338,140)	(27.07)
Deferred income tax and Social Contribution tax	(52,852)	83,815	(163.06)
Profit (loss) for the period	617,238	604,232	2.15
Basic and diluted profit per common share	0.6414	0.6279

Profit (loss) for the period

Cemig reported net profit for the second quarter of 2013 (2Q13) of R$ 617,238, 2.15% more than its net profit for second quarter 2012 (2Q12), of R$ 604,232. One of the principal ingredients in this result was the net gain obtained on transfer of the investment in the TBE companies to Taesa, partially offset by the effect of increased costs of electricity bought for resale. Below are comments on the principal changes between the two years in revenues, costs and expenses, and financial revenues/expenses.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s Ebitda was 3.15% higher in 1H13 than one 1H12:

Ebitda - R$ ’000 R$ ’000	2Q13	2Q12	Δ, %
Profit (loss) for the period	617,238	604,232	2.15
+ Expense on income tax and Social Contribution tax	299,442	254,325	17.74
+ Net financial revenue (expenses)	151,586	181,681	(16.56)
+ Amortization	184,140	173,935	5.87
(=) Ebitda	1,252,406	1,214,173	3.15

Ebitda, 2Q12 and 2Q13

Ebitda is a non-accounting measure prepared by the Company, reconciled with the interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit adjusted by the effects of net Financial revenue (expenses), depreciation and amortization, and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it has no standard meaning; and it may in any particular case be not comparable with measurements with similar titles supplied by other companies. Cemig publishes Ebitda because it uses it for the purposes of measuring its own performance. Ebitda should not be considered in isolation, or as being a substitute for net profit or operational profit, or as being an indicator of operational performance, or cash flow, or as cash flow, or to measure the Company’s liquidity or its capacity to pay debt.

The higher Ebitda in 2Q13 than 2Q12 mainly reflects the net gain on disposal of the equity interest in the TBE Group, the effect being partially offset by operational costs and expenses (excluding the effects of amortization) 5.86% higher. In line with the higher Ebitda, Ebitda margin in 2Q13 was 36.42%, compared to 35.06% in 2Q12.

Revenue from supply of electricity (including Revenue for use of the network — captive consumers)

Total revenue from sales of electricity was R$ 3,533,238 in 2Q13, compared to R$ 3,794,898, representing a reduction of 6.90%.

Sales to final consumers totaled R$ 3,081,447 in 2Q13, compared to R$ 3,401,588 in 2Q12, a reduction of 9.41%. The main factors affecting revenue in 2Q13 were:

•                  For captive consumers, an average reduction in tariffs of 18.14%, as a result of the Extraordinary Tariff Review created by Provisional Measure 579 of September 11, 2012 (Law 12783 of Jan. 2013). The tariffs were applied from January 24, 2013 to April 7, 2013, when the final completion of the Ordinary Tariff Review — which happens every 5 years under the concession contract — took place.

•                  The quantity of electricity supplied to final consumers was 3.06% lower year-on-year.

•                  Annual tariff adjustment, with average effects on consumer tariffs of 3.85%, effective from April 8, 2012 (full effect in 2013).

•                  Tariff increase for Cemig D, with average effect on consumer tariffs of 2.99%, in effect from April 8, 2013.

•                  Adjustment of contracts for sale of electricity to Free Consumers in 2013 — the greater part of these contracts are indexed to the variation in the IGP-M inflation index.

Electricity sold to final consumers (MWh)

(Information not reviewed by the external auditors.)

	MWh
Consumer category	2Q13	2Q12	Δ, %
Residential	2,383,392	2,197,817	8.44
Industrial	5,683,850	6,343,741	(10.40)
Commercial, Services and Others	1,503,197	1,415,086	6.23
Rural	702,258	701,811	0.06
Public authorities	217,861	214,249	1.69
Public illumination	320,156	306,101	4.59
Public service	305,469	288,652	5.83
Total	11,116,183	11,467,457	(3.06)

The consumption by the industrial consumer category, 10.40% lower year-on-year, was due to the reduction in the level of the sector’s activity. Also, due to the higher price of electricity in the wholesale market in 2013, which was a result of the low level of the reservoirs, part of the electricity available for resale migrated from Free Consumers to settlement in the wholesale market (CCEE).

Supply to other concession holders

The quantity of electricity sold to other concession holders was 3,775,989 MWh in 2Q13, compared to 3,093,110 MWh in second quarter 2012, an increase of 22.08%. Revenue from energy sold was R$ 451,791 in 2Q13, compared to R$ 393,310 in 2Q12.The average sale price of electricity in 2Q13 was R$ 119.65/MWH, compared to R$ 1 27.16/MWH in 2Q12, a reduction of 5.90%.

Revenue from use of network — Free consumers

This is revenue from charging of the TUSD — Tariff for Use of the Distribution System — to Free Consumers for transport of electricity sold. This revenue in 2Q13 was R$ 220,163, compared to R$ 457,839 in 2Q12, a reduction of 51.91%. The variation mainly reflects the reduction in the tariff resulting from the tariff review of Cemig D, which had an average impact perceived by Free Consumers of 33.22%, as from April 8, 2013.

Transactions in electricity on the CCEE

This revenue is associated with Cemig’s net exposure to the spot market, which was R$ 261,641 in 2Q13, compared to R$ 106,074 in 2Q12 — an increase of 146.66%. This is mainly due to greater availability of electricity for settlement on the CCEE in the period, and also the effect of the higher price of electricity in the spot market, which was the result of the low level of the reservoirs in 2013.

Transmission concession revenue

The Transmission Concession Revenue in 2Q13 was R$ 115,629, 27.95% more than in 2Q12 (R$ 160,483). The change is basically due to renewal of the Company’s older transmission concessions which, as from 2013, began to be remunerated only for operation and maintenance of the infrastructure, in accordance with the terms of Provisional Measure 579 (converted into Federal Law 12783/13).

Distribution construction revenue

The Distribution Infrastructure Construction revenue in 2Q13 was R$ 235,118, 31.15% less than in 2Q12 (R$ 341,471). This revenue is fully offset by Construction Costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operational revenues

The Company’s Other revenues were 110.56% higher in 2Q13 (R$ 246,979), than in 2Q12 (R$ 117,298). The main cause of this difference was the compensation from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), to compensate for the subsidies in the TUSD that were not incorporated into the tariff, in an amount totaling R$ 136,026 in 2Q13.

Sector / regulatory charges — deductions from revenue

Regulatory charges on revenue in 2Q13 were R$ 1,199,718, which was 21.79% below their level of 2Q12 (R$ 1,533,939). This is mainly the result of application of Law 12783 of January 11, 2013, which reduced the sector charges.

Fuel Consumption Account (CCC)

This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared proportionally between concession holders in accordance with the size of the market served, on a basis set by an Aneel Resolution.

Starting in February 2013, Law 12783/13 made the Company exempt from payment of the CCC, so that its contribution was much lower in 2Q13 than in 2Q12 (when it was R$ 118,602).

Energy Development Account - CDE

The Energy Development Account (Conta de Desenvolvimento Energético, or CDE) was created to promote the competitiveness of electricity generation from alternative sources. The payments are set by an Aneel Resolution.

The charges for the CDE in 2Q13 were R$ 32,307, a reduction of 74.00% from R$ 124,249 in 2Q12. Law 12783 reduced to the CDE charges by 75.00%.

The other significant deductions from revenue are taxes, calculated as a percentage of sales revenue. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (including Construction cost, and excluding Financial revenue/expenses) totaled R$ 2,658,487 in 2Q13, 5.86% more than in 2Q12 (R$ 2,511,219). For more information on the components of Operational costs and expenses, please see Explanatory Note 23 to the Interim Financial Statements.

The main variations in expenses were:

Charges for the use of the national grid

Charges for use of the National Grid totaled R$ 127,867 in 2Q13, 41.28% less than in 2Q12 (R$ 217,739). This is the result of Law 12783 (of January 2013), which reduced the sector charges and also renewed older transmission concessions, at the same time reducing the remuneration of the concession holders, which was reflected in lower transmission charges.

The charges are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Construction cost

Infrastructure Construction Cost in 2Q13 was R$ 261,057, 27.58% less than in 2Q12 (R$ 360,461). This cost is fully offset by Construction Revenue, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Electricity bought for resale

The expense on electricity bought for resale was R$ 1,301,923 in 2Q13, compared with R$ 1,078,456 in 2Q12, an increase of 20.72%. The main factors were:

•                  purchases of electricity for resale R$ 140,831 higher in 2Q13, due to greater selling activity, associated with the higher cost of acquisition due to the higher market price of electricity;

•                  lower net expenses on spot market purchases arising from exposure in the CCEE, following the government’s reimbursement of portions of costs totaling R$ 132,944:

•                  Expense on electricity acquired via auction 9.80% higher, at R$ 537,127 in 1H13, compared to R$ 489,206 in 1H12, arising from availability contracts, due to expenditure on fuel for generation by the thermal plants.

•                  allocation, to the distributors of the National Grid system, of physical energy and power guarantee quotas for the plants whose concessions were renewed under Law 12783 (of January 2013);

•                  expense on electricity from Itaipu 9.02% higher, since it is indexed to the dollar: it was R$ 246,738 in 2Q13, vs. R$ 226,332 in 2Q12. Among other factors, this reflects the depreciation of the Real against the dollar in the first half of 2013, compared to its appreciation during 2Q12.

•                  The average dollar exchange rate for invoices in 2Q13 was R$ 2.010/US$ in 1H13, compared to R$ 2,082/US$ in 1H12 — a difference of 3.11%.

Operational provisions

Operational provisions of R$ 71,060 were made in 2Q13, compared to recovery of expenses in 2Q12 totaling R$ 23,738. This is mainly due to:

•                  a provision of R$ 18,772 made on June 30, 2013, for a regulatory action on distribution service quality measurement indicators;

•                  an increase of R$ 41,845 in provisions for employment-law legal actions, due to the higher volume and revision of assessment of the chance of loss on actions of this type in this period;

•                  reversal of provisions, classified as Other provisions, in 2Q12 mainly due to re-assessment, on the basis of the opinion of the Company’s legal advisors, of the probabilities of loss in various legal actions dealing with consumer relations.

Post-retirement liabilities

Post-retirement liabilities in 2Q13 were R$ 41,957, 25.26% higher than in 2Q12 (R$ 33,497).  The expense basically reflects financial updating of the obligation and this variation arises, principally, from reduction of the discount rate on the actuarial obligations as from December 31, 2012 (3.66% in 2012, compared to 5.53% in 2011), which had the consequence of increasing the actuarial obligations recorded by the company as from that date.

Gain on the transfer of shares of TBE

In 2Q13 the Company reported a net gain of R$ 284,298 on the disposal of the investment in the TBE group, in view of the transfer to Taesa, on May 31, 2013, of the totality of the equity interest in TBE held by Cemig GT.

Net financial revenue (expenses)

Cemig reported net financial expenses 2Q13 of R$ 151,586, which compares with net financial expenses of R$ 181,681 in 2Q12 — a reduction of 16.56%. The items in net financial expenses with the largest variations are:

•                  income from cash investments 35.19% higher, at R$ 70,739 in 2Q13, compared to R$ 52,326 in 2Q12, due to the higher volume of cash available for investment in 2013.

•                  income from late payment on electricity bills 29.61% higher, at R$ 49,505 in 2Q13, compared to R$ 38,195 in 2Q12 — primarily reflecting a Debt Recognition Agreement with a large client, for non-payment of charges for use of the distribution system in the period from April 2003 to December 2004;

•                  revenue of R$ 34,732 represented by monetary updating of Accounts receivable from the Minas Gerais State Government in 2Q12, while there was no revenue from this source in 2Q13, due to the full payment of the obligations in 1H13;

•                  costs of loans and financings 19.87% lower, at R$ 159,024 in 2Q13, compared to R$ 198,456 in 2Q12, basically due to the lower volume of funds raised indexed to the CDI rate;

•                  monetary updating of loans and financings 31.80% higher, at R$ 58,487 in 2Q13, compared to R$ 44,374 in 2Q12. This is basically due to the higher volume of funds raised in the first quarter of 2013 indexed to inflation indices, linked to the increase in the IPCA index in the period.

For a breakdown of financial revenues and expenses, please see Explanatory Note 25 to the consolidated Interim financial statements.

Income tax and Social Contribution tax

In 2Q13 Cemig’s expenses on income tax and the Social Contribution tax totaled R$ 299,442, on pretax profit of R$ 916,680, a percentage of 32.67%. In 2H13 Cemig’s expenses on income tax and the Social Contribution tax was R$ 254,325, on pretax profit of R$ 858,557, a percentage of 29.62%. These effective rates are reconciled with the nominal rates in Explanatory Note 8 to the consolidated interim financial statements.

FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY: JUNE 30, 2013 (SUBSIDIARIES)

Description	HOLDING	CEMIG - GT	CEMIG-D	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL

Assets	14.326.384	12.087.492	12.411.430	330.427	189.287	157.203	636.996	(10.061.277)	30.077.942
Cash and cash equivalents	397.373	514.791	611.077	45.058	14.715	12.534	33.922	588	1.630.058
Securities	1.204.331	833.845	521.163	3.431	17.348	10.468	239.403	—	2.829.989
Accounts receivable	—	647.848	1.627.580	—	6.451	4.693	25.438	(21.767)	2.290.243
Taxes	427.383	131.880	1.390.538	30.328	513	74	3.744	—	1.984.460
Other assets	776.745	281.882	1.526.615	28.199	4.027	387	33.928	(568.901)	2.082.882
Investments / Fixed / Intangible / Financial Assets of Concession	11.520.552	9.677.246	6.734.457	223.411	146.233	129.047	300.561	(9.471.197)	19.260.310

LIABILITIES	14.326.384	12.087.492	12.411.430	330.427	189.287	157.203	636.996	(10.061.277)	30.077.942
Suppliers and supplies	14.573	166.504	871.777	10.328	316	439	8.057	(36.114)	1.035.880
Loans, financings and debentures	—	4.099.276	5.246.942	36.090	—	—	80.875	—	9.463.183
Interest on Equity, and dividends	1.418.731	256.475	119.947	—	31.748	17.619	118.662	(544.451)	1.418.731
Post-retirement liabilities	211.722	608.365	1.857.138	—	—	—	—	—	2.677.225
Taxes	20.933	416.537	910.941	9.535	39.708	1.049	23.328	—	1.422.031
Other liabilities	251.909	544.897	818.726	25.774	3.723	2.688	14.179	(9.520)	1.652.376
Stockholders’ equity	12.408.516	5.995.438	2.585.959	248.700	113.792	135.408	391.895	(9.471.192)	12.408.516

PROFIT AND LOSS ACCOUNT
Net operational revenue	161	2.476.132	4.544.307	55.775	29.293	22.616	142.631	(154.331)	7.116.584
Operational costs and expenses	(90.604)	(1.290.722)	(3.785.228)	(40.851)	(7.262)	(7.186)	(40.383)	147.741	(5.114.495)
Electricity bought for resale	—	(528.892)	(1.821.928)	—	(1.058)	(625)	(12.962)	90.755	(2.274.710)
Charges for the use of the national grid	—	(125.159)	(171.988)	—	—	(865)	(2.455)	46.375	(254.092)
Personnel	(26.563)	(175.061)	(493.153)	(5.997)	(578)	(673)	(3.707)	—	(705.732)
Employee profit shares	(5.495)	(27.482)	(37.333)	(676)	(122)	(51)	(424)	—	(71.583)
Post-retirement liabilities	(5.523)	(18.971)	(59.420)	—	—	—	—	—	(83.914)
Materials	(67)	(56.111)	(23.024)	(78)	(94)	(123)	(185)	—	(79.682)
Outsourced services	(4.281)	(64.602)	(361.112)	(9.829)	(1.298)	(1.592)	(11.740)	15.451	(439.003)
Depreciation and amortization	(201)	(144.538)	(213.116)	(15.304)	(2.773)	(2.180)	(6.250)	(2.763)	(387.125)
Royalties for use of water resources	—	(59.863)	—	—	(1.073)	(843)	(1.074)	—	(62.853)
Operational provisions (reversals)	(30.957)	(8.929)	(73.423)	(17)	7	(7)	28	—	(113.298)
Infrastructure construction cost	—	(43.579)	(421.826)	—	—	—	—	—	(465.405)
Other expenses, net	(17.517)	(37.535)	(108.905)	(8.950)	(273)	(227)	(1.614)	(2.077)	(177.098)
Equity gain (loss) in subsidiaries	1.335.912	116.450	—	(8.753)	—	—	—	(1.193.027)	250.582
Unrealized profit	(80.959)	—	—	—	—	—	—	—	(80.959)
Gain on disposal of investments in TBE	378.378	(94.080)	—	—	—	—	—	—	284.298
Financial revenues	76.445	46.381	145.764	2.156	943	558	10.592	—	282.839
Financial expenses	(24.414)	(256.951)	(310.566)	(2.119)	(222)	(37)	(3.652)	—	(597.961)
Pretax profit	1.594.919	997.210	594.277	6.208	22.752	15.951	109.188	(1.199.617)	2.140.888
Income tax and Social Contribution tax	(86.319)	(338.616)	(124.683)	(3.732)	(8.263)	(908)	(22.459)	—	(584.980)
Deferred income tax and Social Contribution tax	(26.015)	30.796	(77.414)	(1.257)	541	(20)	46	—	(73.323)
Profit (loss) for the period	1.482.585	689.390	392.180	1.219	15.030	15.023	86.775	(1.199.617)	1.482.585

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

(Information not reviewed by the external auditors.)

Investor relations

Through strategic actions intended to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we continue to increase Cemig’s exposure to the Brazilian and global capital markets as a leading company in its sector.

We maintain a constant and proactive flow of communication with our investor market, reinforcing our credibility and transparency, always seeking to increase investors’ interest in the Company and ensure their satisfaction with its shares.

Our results are published through presentations transmitted via a video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our stockholders — who are distributed over more than 40 countries, and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences and meetings with investors, congresses, roadshows, Money Shows and Expomoney; and held conference calls and video conferences with analysts, investors and other players interested in the capital markets.

At the end of May, for the 18th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, jointly with Apimec — the Brazilian Capital Markets and Analysts’ Association — in Uberlândia, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives.

Corporate Governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the consolidated financial statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley Act of the US.

Our dividend policy is expressed in our by-laws, and the by-laws also include certain targets from our Long-term Strategic Plan, as follows:

•                  consolidated indebtedness to be limited to 2 times Ebitda;

•                  consolidated (Net debt) / (Net debt + Stockholders’ equity) to be limited to 40%;

•                  consolidated funds in Current assets to be limited to 5% of Ebitda;

•                  consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda;

•                  to invest only in distribution, generation and transmission projects that offer real minimum internal rates of return equal to or greater than those specified in the Long-term Strategic Plan, subject to the legal obligations; and

•                  to limit the expenses of the subsidiary Cemig Distribuição S.A. (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•                  consolidated debt: maximum of 2.5 times Ebitda;

•                  consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum 50%;

•                  consolidated funds in Current assets: maximum of 10% of Ebitda.

Board of Directors

Meetings

Our Board of Directors met 29 times in 2012, to discuss strategic planning, expansion projects, acquisition of new assets, and investments, among other subjects.

Membership, election and period of office

The present period of office began with the AGM on April 27, 2012, with election by the multiple voting system. The latest change in the Board was at the EGM of April 30, 2013, which elected the present board, in accordance with Article 141 of Law 6404 of December 15, 1976 as amended.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2014.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract to be entered into between Cemig and any stockholder or a parent company of such stockholder.

•                  Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 14 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Committees

These committees are made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.          Board of Directors’ Support Committee:

2.          Corporate Governance and Sustainability Committee;

3.          Human Resources Committee;

4.          Strategy Committee;

5.         Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates; and

6.          Audit, Finance and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, economics, etc.), and very broad experience in business management. The global or individual amount of the remuneration of the Board of Directors is set by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

A list with the names of the members of the Board of Directors and their résumés is on our website at:  http://ri.cemig.com.br.

Audit Committee

As well as the Brazilian Corporate Law (Law 6404), in relation to the requirements of the Sarbanes-Oxley Law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC — the capital markets regulator of the United States), we opted for the exemption allowed by rule 10-3A of the Exchange Act, and the regulations in SEC Release 82—1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

Executive Board

The Executive Board is made up of eleven members whose individual functions are set by the company’s by-laws. They are elected by the Board of Directors for periods of office of three years.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2015.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  Current management of the company’s business, complying with the by-laws, the Long-term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget;

•                  Decision on any disposal of goods, loans or financings, pledge of the company’s property, plant or equipment, or guarantees to third parties or other legal acts or transactions, with value of less than R$ 14 million.

The Executive Board normally meets weekly. It held 56 meetings in 2012.

Audit Board

Meetings

The Audit Board held 11 meetings in 2012.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected, as follows:

•                  one member elected by the holders of the preferred shares;

•                  one elected by holders of at least 10% of the common shares outside the controlling group; and

•                  three elected by the majority stockholder.

The members of the Audit Board are listed on our website:  http://ri.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC — the capital markets regulator of the United States), we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley Law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

Résumé information on its members is on our website:  http://ri.cemig.com.br.

The Sarbanes-Oxley Law

On July 23, 2007 Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is included in the annual 20-F report relating to the business year ended December 31, 2006, filed with the US Securities and Exchange Commission (SEC).

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance and Sustainability Committee; Compliance with the Sarbanes-Oxley Law; the Budget Prioritization Committee; Internal Auditing; the Energy Risks Management Committee; the Insurable Risks Committee; and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. Effectiveness of the strategic controls has been improved, with a commitment to implement proposed mitigating action plans, consequently reducing the impact and probability of occurrence of a very large number of risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure safety and confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee.  The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management the maximum possible security in the process of taking decisions.   The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The Board of Directors’ approval, in May 2004, of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br), stating a list of 11 principles of ethical conduct and values incorporated into our culture, was an important step in perfecting Cemig’s internal system of corporate government and increasing its overall corporate transparency.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment of and decision on any possible non-compliances with the document.

After the Ethics Channel was created in December 2006, to be used only by Cemig employees and workers, the Ethics Committee began to accept anonymous reports through this anonymous reporting channel (Canal de Denúncia Anônima), available on the company’s Intranet. Items reported here should include irregular practices contrary to the Company’s interests, including: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

This committee can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of means of proof (witnesses, documents or other sufficient/appropriate means). They can also be sent by email or telephone — the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Ethics Channel, an anonymous reporting channel on the corporate intranet, which receives, submits and processes accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

POSITIONS OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK JUNE 30, 2013

STOCKHOLDER	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL No. of SHARES	%
State of Minas Gerais	214,414,739	50.96	—	0.00	214,414,739	22.27
Other entities of Minas Gerais State	56,703	0.01	9,955,872	1.84	10,012,575	1.00
Total, controlling stockholder	214,471,442	50.97	9,955,872	1.84	224,427,314	23.31
AGC Energia S.A. (1)	138,700,848	32.96	—	0.00	138,700,848	14.41

Notes:

(1) AGC Energia S.A. is a wholly-owned subsidiary of Andrade Gutierrez Concessões S.A., a company registered with the CVM.

CONSOLIDATED STOCKHOLDING POSITION OF THE CONTROLLING STOCKHOLDERS AND MANAGERS, AND FREE FLOAT, ON JUNE 30, 2013 (*)

	June 30, 2013		June 30, 2012
	ON	PN	ON	PN
CONTROLLING STOCKHOLDER	214,471,442	9,955,872	190,041,861	8,821,839
BOARD OF DIRECTORS	3,267	1,107	2,900	1,483
EXECUTIVE BOARD	9	979	10	869
SHARES IN TREASURY	—	410,396	—	363,650
FREE FLOAT	206,289,990	531,539,323	182,792,314	470,993,302
TOTAL	420,764,708	541,907,677	372,837,080	480,181,143

Note: Notes: (*) Share capital altered on April 30, 2013, with 12.85% stock bonus in new shares.

Deloitte Touche Tohmatsu
Rua Paraíba, 1122
20º e 21º andares
30130-141 - Belo Horizonte - MG
Brasil

Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte, MG

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Energética de Minas Gerais — CEMIG and subsidiaries (the “Company”), identified as Parent and Consolidated, respectively, for the quarter ended June 30, 2013, which comprises the balance sheet as at June 30, 2013, and the related income statement and statement of comprehensive income for the three- and six-month periods then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21(R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

“Deloitte” refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Conclusion on the Individual Interim Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1), and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the Consolidated Interim Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Emphases of Matter

As described in note 2.2 to the interim financial information, due to the change in accounting policy, the corresponding amounts disclosed in the individual and consolidated balance sheets as at December 31, 2012 and the related individual and consolidated interim financial information disclosed in the income statement and statement of comprehensive income for the three- and six-month periods ended June 30, 2012, and the statement of changes in equity, statement of cash flows, and the statement of value added (supplemental information) for the six-month period ended June 30, 2012, presented for purposes of comparison, have been adjusted and are being restated as provided for by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not modified with respect to this matter.

Without modifying our conclusion on the interim financial information for the quarter ended June 30, 2013, we draw your attention to the matter described in note 10 to the interim financial information on the recognition, by the Company, as a decrease in the cost of energy purchased for resale, of funds transferred to the Energy Development Account (CDE).

As described in notes 14 e 13 to the interim financial information, the property, plant and equipment items used in the independent electricity generation operation are being depreciated over their estimated useful lives and the financial assets related to the gas distribution operation were determined by Management assuming a compensation from the related concession grantor, in light of the facts and circumstances discussed in said notes. As the regulatory agencies or the concession grantors issue new information or decisions, the current depreciation period of the property, plant and equipment items might or might not be changed. Our conclusion is not modified with respect to this matter.

As described in note 13 to the interim financial information, associate Madeira Energia S.A. and its subsidiary are incurring start-up costs on the development of Santo Antônio Hydroelectric Power Plant construction project which, according to financial projections prepared by its Management, should be absorbed by future revenues from operating activities. Madeira Energia S.A. and its subsidiary have been recording losses on their operations and as at June 30, 2013 they record an excess of liabilities over current assets amounting to R$175,507,000. The Company’s interest there inn amounts to R$17,550,000. Management’s plans for the equalization of net working capital are also described in note 13 to the interim financial information. Our conclusion is not modified with respect to this matter.

Other Matters

Statement of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”), for the six-month period ended June 30, 2013, prepared under the Management’s responsibility, the presentation of which in the interim financial information is required by the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for IFRS that does not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Audit of the accounting information disclosed in the balance sheets as at January 1, 2012

The audit of the individual and consolidated balance sheets as at January 1, 2012, which are being restated as a result of the matters described in note 2.2 to the interim financial information, as provided for by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements, was conducted by other independent auditors and their report there on, dated August 14, 2013, contained an emphasis of matter paragraph on the same matter involving associate Madeira Energia S.A. described in the ta no item Emphases of Matter paragraph above.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, August 14, 2013

DELOITTE TOUCHE TOHMATSU	José Ricardo Faria Gomez
Auditores Independentes	Engagement Partner

3. Minutes of the Extraordinary General Meeting of Stockholders Held on September 10, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON SEPTEMBER 10, 2013

At 11 a.m. on September 10, 2013, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Rodrigo Peres de Lima Netto, Procurator of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Luiz Fernando Rolla to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on August 22, 23 and 24 this year in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 96, 74 and 50, respectively, and O Tempo, on pages 37, 34 and 36, respectively, the content of which is as follows:

“   COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 - NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on September 10, 2013 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on orientation of vote by the Company’s representative at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A (“Cemig GT”) on the following matters.

a)             Ratification of appointment of the expert accountants who, in accordance with and for the purposes of Article 8 of Law 6404/1976, have prepared the Investment Valuation Opinion which valued Transmissora Aliança de Energia Elétrica S.A. as recorded in the accounts of Cemig GT;

b)             Approval of the said Valuation Opinion.

c)              Reduction of the share capital of Cemig GT

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

from                                 R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                 R$ 963,371,711.80 (nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by September 6, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, August 8, 2013.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors.  ”

The Chairman then asked the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

“   PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 10, 2013.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)                 the Company signed, as guarantor of all the obligations, the Share Purchase Agreement with Terna S.p.A., governing the acquisition by Cemig GT of 173,527,113 shares in Terna Participações S.A. — Terna, equivalent to 85.27% of the voting capital and 65.86% of the total share capital of that Company;

b)                 the Brazilian Electricity Regulator (Agência Nacional de Energia Elétrica, or Aneel), by its Authorizing Resolution 2107/2009, ruled that the stockholding of Cemig GT in Terna Participações S.A. should be transferred to Companhia Energética de Minas Gerais — Cemig by December 31, 2012, the application for prior consent for which transfer was filed with Aneel on June 27, 2012;

c)                  Cemig GT signed, with Fundo de Investimento em Participações Coliseu (“FIP Coliseu”),

1 -   a Stockholders’ Agreement, the objective of which was to regulate the exercise of voting rights, the manner of administration and the investment and capitalization policy of Terna and its subsidiaries and affiliated companies, and the rules for placing charge upon and transfer of the shares, and the right of preference in subscription of shares; and

2 -   the Commitment Undertaking which, among other commitments, establishes the terms and conditions for the exercise by FIP Coliseu of the option to sell all or part of the shares in Terna to Cemig GT on October 30, 2014;

d)                 on November 3, 2009 the transaction for acquisition of Terna was completed, and the name of Terna was changed to Transmissora Aliança de Energia Elétrica S.A. — Taesa;

e)                  on June 27, 2012, Cemig filed with Aneel a request for prior consent to the transfer of the stockholding interest in Taesa owned by Cemig GT to Cemig, through reduction of the share capital of Cemig GT;

f)                   Aneel issued Authorizing Resolution 4108/2013, of May 14, 2013, published on May 29, 2013, consenting to the transfer to Cemig of the holdings in Taesa owned by Cemig GT, with reduction of the share capital of Cemig GT, within 120 (one hundred and twenty) calendar days from publication of that resolution;

g)                  Cemig GT owns the following equity interest in the share capital of Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares;

and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the preferred shares;

h)                 the Corporate Governance Committee of the State of Minas Gerais, through the Planning, Management and Finance Coordination Chamber, authorized reduction of the share capital of Cemig GT, and alteration of its bylaws, under its attributions and competencies specified in Decree 45644/2011, through Official Letters OF.CCGPGF nº 348/12 of November 7, 2012, and OF.CCGPGF nº 264/13 of June 18, 2030, specifying that the Company must inform and provide justification to the Corporate Governance Committee as soon as the reduction is carried out and the exact value known, and recognizing that the drafting of the head paragraph of Article 5 of the bylaws of Cemig GT shall be decided when the amount of capital is finally calculated;

i)                     the accounting experts Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140 have prepared a Valuation Opinion of the Investment “Taesa”, by the equity method, described in Article 248 of Law 6404/1976, which requires that the value of the investment shall be calculated by application to the book value of an affiliated or subsidiary investee company of the percentage of the equity interest held in it;

j)                    the reduction of capital will be R$ 2,333,413,647.10 (two billion three hundred thirty three million four hundred thirteen thousand six hundred forty seven Reais and ten centavos), representing the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, recognized by the equity method, to be adjusted according to the results of Taesa up to the actual date of transfer;

k)                 the reduction in the Share Capital will have no negative effect on the activities of Cemig GT, since it is equivalent only to the transfer of shares of Taesa to the Company;

l)                     with the reduction in Share Capital, the limits of indebtedness specified in the restrictive financial covenants present in some of the financing contracts signed by Cemig GT may be exceeded — but there will be no material risk of occurrence of early maturity of the debt or application of any penalty, since the covenants are based on calculations at the end of each half year, and on December 31, 2013, when the first calculation following the reduction of the capital occurs, the only remaining financing contract will be that with Banco ItaúBBA, maturing on January 2, 2014, and this bank has already consented to the said reduction of capital;

m)             after the said transfer, the stockholding structure relating to the Company’s investment in Taesa will be as follows:

Present stockholding structure	Proposed stockholding structure

n)                 by reason of the transfer, Cemig will assume all the rights and obligations of Cemig GT in the Stockholders’ Agreement and in the Commitment Undertaking of Taesa, including the commitment, stated in the Commitment Undertaking, to exercise of the option for FIP Coliseu to sell shares in Taesa;

o)                 Article 173 of Law 6404 of 1976 establishes that the General Meeting of Stockholders may decide on reduction of the share capital if it deems the share capital to be excessive;

p)                 under Article 174 Law 6404/1976, prior consent of a general meeting of the holders of debentures of Cemig GT must be obtained for reduction of the share capital of Cemig GT, and the reduction of the share capital shall become effective only 60 (sixty) days after the publication of the minutes of the General Meeting that decides on the subject, the purpose of this period being to enable present creditors of Cemig GT to make any statements of position in relation to the reduction of the capital;

q)                 Cemig GT is a wholly-owned subsidiary of the Company, and will hold an Extraordinary General Meeting to decide on the reduction of its share capital, by transfer to Cemig of ownership of the shares in Taesa currently held by Cemig GT;

r)                    Clause 21, § 4 Sub-clause “g”, of the by-laws of Cemig states:

“ Clause 21                                 The following decisions shall require a decision by the Executive Board:

...

g)                                      approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan; ”

• now proposes to you as follows:

Orientation of the representative of the Company in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (Cemig GT) to vote in favor of:

a)             Ratification of the appointment of the 3 (three) expert accountants, namely Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140, who, in accordance with and for the purposes of Article 8 of Law 6404/1976, prepared the Investment Valuation Opinion on the investment in Taesa, recorded in the books of account of Cemig GT.

b)             Approval of the Valuation Opinion prepared in accordance with Article 8 of Law 6404 of 1976, valuing the investment in Transmissora Aliança de Energia Elétrica S.A. — Taesa recorded in the books of account of Cemig GT, recognized by the equity method, such valuation to be adjusted in accordance with the results of Taesa up to the actual date of the transfer.

c)             Reduction of the share capital of Cemig GT

from                                             R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                             R$ 963,371,711.80 (nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to read as follows:

“Clause 5                                           The Company’s registered capital is R$ 963,371,711.80 (nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos), represented by 2.896.785.358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value.”

The reduction shall take place by transfer to Cemig, sole stockholder of Cemig GT, of the following equity interest in Transmissora Aliança de Energia Elétrica S.A. — Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares; and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the total number of preferred shares;

(referred to jointly as “the Shares in Taesa”), valued by the equity method at

R$ 2,333,413,647.10 (two billion three hundred thirty three million four hundred thirteen thousand six hundred forty seven Reais and ten centavos),

based on the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, (“the Transfer”),

and is conditional upon prior approval by the holders of debentures of Cemig GT, in accordance with Article 174, Paragraph 3, of Law 6404/1976; and

the final value of the reduction of capital will be adjusted to reflect the results of Taesa up to the actual date of the transfer, thus affecting the amount of the Share Capital that will appear in the head paragraph of Clause 5 of the bylaws of Cemig GT.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, August 8, 2013.

Dorothea Fonseca Furquim Werneck	Paulo Roberto Reckziegel Guedes
Djalma Bastos de Morais	Tadeu Barreto Guimarães
Arcângelo Eustáquio Torres Queiroz	Wando Pereira Borges
Eduardo Borges de Andrade	Bruno Magalhães Menicucci
Guy Maria Villela Paschoal	Luiz Augusto de Barros
João Camilo Penna	José Augusto Gomes Campos
Joaquim Francisco de Castro Neto ”

The Chairman then stated that a copy of the said Valuation Opinion on the Investment in Taesa had been distributed, and that there was a need to adjust the final amount of the reduction of the share capital of Cemig GT, in accordance with the amount of its equity gain or loss on its subsidiaries, on the base date August 31, 2013, as specified in the Proposal by the Board of Directors to this Meeting.

However, (he continued,) the provision for this adjustment was not stated in the convocation notice, and for this reason he proposed that a further Extraordinary General Meeting of Stockholders of Cemig should be called for orientation of vote of the representative of the Company in the Extraordinary General Meeting of Stockholders of Cemig GT, containing the final amount of this reduction of share capital.

This proposal of the Chairman was submitted to debate and, subsequently, to a vote, and approved unanimously.

There being no further business, the Chairman opened the meeting to the floor, and since no-one wished to make any statement, ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

4. Convocation and Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be Held on September 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

September 26, 2013

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on September 26, 2013 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on orientation of vote by the Company’s representative at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A (“Cemig GT”) on the following matters.

a)             Ratification of appointment of the expert accountants who, in accordance with and for the purposes of Article 8 of Law 6404/1976, have prepared the Investment Valuation Opinion which valued Transmissora Aliança de Energia Elétrica S.A. as recorded in the accounts of Cemig GT;

b)             Approval of the said Valuation Opinion.

c)              Reduction of the share capital of Cemig GT

from                                 R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                 R$ 893,192,096.76 (eight hundred ninety three million one hundred ninety two thousand ninety six Reais and seventy six centavos);

and the consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by September 24, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, September 10, 2013.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

PROPOSAL

BY THE STOCKHOLDERS PRESENT AT

THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON SEPTEMBER 10, 2013

ON CONVOCATION OF A FURTHER

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 26, 2013

Dear Stockholders:

The stockholders present at the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais — Cemig — held on September 10, 2013,

• WHEREAS:

a)            the Company signed, as guarantor of all the obligations, the Share Purchase Agreement with Terna S.p.A., governing the acquisition by Cemig GT of 173,527,113 shares in Terna Participações S.A. — Terna, equivalent to 85.27% of the voting capital and 65.86% of the total share capital of that Company;

b)            the Brazilian Electricity Regulator (Agência Nacional de Energia Elétrica, or Aneel), by its Authorizing Resolution 2107/2009, ruled that the stockholding of Cemig GT in Terna Participações S.A. should be transferred to Companhia Energética de Minas Gerais — Cemig by December 31, 2012, the application for prior consent for which transfer was filed with Aneel on June 27, 2012;

c)             Cemig GT signed, with Fundo de Investimento em Participações Coliseu (“FIP Coliseu”),

1 -   a Stockholders’ Agreement, the objective of which was to regulate the exercise of voting rights, the manner of administration and the investment and capitalization policy of Terna and its subsidiaries and affiliated companies, and the rules for placing charge upon and transfer of the shares, and the right of preference in subscription of shares; and

2 -   the Commitment Undertaking which, among other commitments, establishes the terms and conditions for the exercise by FIP Coliseu of the option to sell all or part of the shares in Terna to Cemig GT on October 30, 2014;

d)            on November 3, 2009 the transaction for acquisition of Terna was completed, and the name of Terna was changed to Transmissora Aliança de Energia Elétrica S.A. — Taesa;

e)             on June 27, 2012, Cemig filed with Aneel a request for prior consent to the transfer of the stockholding interest in Taesa owned by Cemig GT to Cemig, through reduction of the share capital of Cemig GT;

f)          Aneel issued Authorizing Resolution 4108/2013, of May 14, 2013, published on May 29, 2013, consenting to the transfer to Cemig of the holdings in Taesa owned by Cemig GT, with reduction of the share capital of Cemig GT, within 120 (one hundred and twenty) calendar days from publication of that resolution;

g)         Cemig GT owns the following equity interest in the share capital of Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares;

and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the preferred shares;

h)            the Corporate Governance Committee of the State of Minas Gerais, through the Planning, Management and Finance Coordination Chamber, authorized reduction of the share capital of Cemig GT, and alteration of its bylaws, under its attributions and competencies specified in Decree 45644/2011, through Official Letters OF.CCGPGF nº 348/12 of November 7, 2012, and OF.CCGPGF nº 264/13 of June 18, 2030, specifying that the Company must inform and provide justification to the Corporate Governance Committee as soon as the reduction is carried out and the exact value known, and recognizing that the drafting of the head paragraph of Article 5 of the bylaws of Cemig GT shall be decided when the amount of capital is finally calculated;

i)            the accounting experts Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140 have prepared a Valuation Opinion of the Investment “Taesa”, by the equity method, described in Article 248 of Law 6404/1976, which requires that the value of the investment shall be calculated by application to the book value of an affiliated or subsidiary investee company of the percentage of the equity interest held in it;

j)               the reduction of capital will be R$ 2,333,413,647.10 (two billion three hundred thirty three million four hundred thirteen thousand six hundred forty seven Reais and ten centavos), representing the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, recognized by the equity method, to be adjusted according to the results of Taesa up to the actual date of transfer;

k)            the reduction in the Share Capital will have no negative effect on the activities of Cemig GT, since it is equivalent only to the transfer of shares of Taesa to the Company;

l)                with the reduction in Share Capital, the limits of indebtedness specified in the restrictive financial covenants present in some of the financing contracts signed by Cemig GT may be exceeded — but there will be no material risk of occurrence of early maturity of the debt or application of any penalty, since the covenants are based on calculations at the end of each half year, and on December 31, 2013, when the first calculation following the reduction of the capital occurs, the only remaining financing contract will be that with Banco ItaúBBA, maturing on January 2, 2014, and this bank has already consented to the said reduction of capital;

m)        after the said transfer, the stockholding structure relating to the Company’s investment in Taesa shall be as follows:

Present stockholding structure	Proposed stockholding structure

n)        by reason of the transfer, Cemig will assume all the rights and obligations of Cemig GT in the Stockholders’ Agreement and in the Commitment Undertaking of Taesa, including the commitment, stated in the Commitment Undertaking, to exercise of the option for FIP Coliseu to sell shares in Taesa;

o)            Article 173 of Law 6404 of 1976 establishes that the General Meeting of Stockholders may decide on reduction of the share capital if it deems the share capital to be excessive;

p)        under Article 174 Law 6404/1976, prior consent of a general meeting of the holders of debentures of Cemig GT must be obtained for reduction of the share capital of Cemig GT, and the reduction of the share capital shall become effective only 60 (sixty) days after the publication of the minutes of the General Meeting that decides on the subject, the purpose of this period being to enable present creditors of Cemig GT to make any statements of position in relation to the reduction of the capital;

q)        Cemig GT is a wholly-owned subsidiary of the Company, and will hold an Extraordinary General Meeting to decide on the reduction of its share capital, by transfer to Cemig of ownership of the shares in Taesa currently held by Cemig GT;

r)           Clause 21, § 4 Sub-clause “g”, of the by-laws of Cemig states:

“Clause 21                        The following decisions shall require a decision by the Executive Board:

...

g)                                      approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

s)              In the Extraordinary General Meeting of Stockholders held on September 10, 2013, the Chair of that meeting, Luiz Fernando Rolla, stated that there was a need to adjust the final amount of the reduction of the share capital of Cemig GT, in accordance with the amount of its equity gain or loss on its subsidiaries, on the base date August 31, 2013, as specified in the Proposal by the Board of Directors to that Meeting;

t)            the stockholders present at that Meeting, after receiving the information quoted in subclause “s” above, approved the proposal made by the Chair of the Meeting, that a new Extraordinary General Meeting of Stockholders of Cemig should be called, for orientation of the vote to be given by the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT, containing the final value of this reduction of capital;

• approved the convocation of a new Extraordinary General Meeting of Stockholders of Cemig to decide on orientation of vote, by the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT in favor of:

a)             Ratification of the appointment of the 3 (three) expert accountants, namely Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140, who, in accordance with and for the purposes of Article 8 of Law 6404/1976, prepared the Investment Valuation Opinion on the investment in Taesa, recorded in the books of account of Cemig GT.

b)             Approval of the Valuation Opinion prepared in accordance with Article 8 of Law 6404 of 1976, valuing the investment in Transmissora Aliança de Energia Elétrica S.A. — Taesa recorded in the books of account of Cemig GT, recognized by the equity method, such valuation to be adjusted in accordance with the results of Taesa up to the actual date of the transfer.

c)              Reduction of the share capital of Cemig GT

from               R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                               R$ 893,192,096.76 (eight hundred ninety three million one hundred ninety two thousand ninety six Reais and seventy six centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to read as follows:

“Clause 5                                           The Company’s registered capital is R$ 893,192,096.76 (eight hundred ninety three million one hundred ninety two thousand ninety six Reais and seventy six centavos), represented by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value.”;

• the reduction to take place by transfer to Cemig, sole stockholder of Cemig GT, of the following equity interest in Transmissora Aliança de Energia Elétrica S.A. — Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares; and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the total number of preferred shares;

(referred to jointly as “the Shares in Taesa”), valued by the equity method at R$ 2,403,593,262.14 (two billion four hundred three million five hundred ninety three thousand two hundred sixty two Reais and fourteen centavos), based on the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, (“the Transfer”), and being conditional upon prior approval by the holders of debentures of Cemig GT, in accordance with Article 174, Paragraph 3, of Law 6404/1976.

Belo Horizonte, September 10, 2013.

Luiz Fernando Rolla

Stockholder

Chair of the Extraordinary General Meeting of Stockholders of Cemig held on September 10, 2013.

5. Market Announcement dated September 12, 2013: CEMIG Selected for Inclusion in the 2013-14 Dow Jones Sustainability Index

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Cemig selected for inclusion in the

2013—14 Dow Jones Sustainability Index

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”) for 2013—2014 — the 14th consecutive year.

Cemig has been included in the DJSI World every year since the index was created in 1999.

The new portfolio of the DJSI World includes 333 companies from 25 countries. For the selection of companies to include, research was carried out on 2,500 companies in 59 different industrial lines of business.

Remaining on the DJSI World throughout these 14 consecutive years reasserts Cemig’s determination to proceed with sustainable growth, aimed at creating value for its shareholders, employees, suppliers and at society’s well-being.

In accordance with its vision of the future associated with the best corporate management practices, Cemig has consolidated as one of the world’s most sustainable companies. This achievement is the result of the set of actions adopted by the Company with the objective of attracting new business, interest from investors and perfecting business sustainability practices.

Further information on DJSI World can be obtained at:

www.sustainability-indexes.com

Belo Horizonte, September 12, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Minutes of the Extraordinary General Meeting of Stockholders Held on September 26, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON SEPTEMBER 26, 2013

At 11 a.m. on September 26, 2013, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, district of Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Sra. Paula Souza Carmo de Miranda, Procurator of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should elect the Chair of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Luiz Fernando Rolla to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on September 11, 12 and 13 this year in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 97, 61 and 57, respectively, and O Tempo, on pages 22, 33 and 32, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“    COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on September 26, 2013 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on orientation of vote by the Company’s representative at the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A (“Cemig GT”) on the following matters.

a)             Ratification of appointment of the expert accountants who, in accordance with and for the purposes of Article 8 of Law 6404/1976, have prepared the Investment Valuation Opinion which valued Transmissora Aliança de Energia Elétrica S.A. — Taesa — on the base date August 31, 2012, as recorded in the accounts of Cemig GT;

b)             Approval of the said Valuation Opinion.

c)              Reduction of the share capital of Cemig GT:

from                                 R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                 R$ 893,192,096.76 (eight hundred ninety three million one hundred ninety two thousand ninety six Reais and seventy six centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by September 24, 2013, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, September 10, 2013.

Dorothea Fonseca Furquim Werneck — Chair of the Board of Directors  ”

The Chair then asked the Secretary to read the Proposal by the stockholders present at the Extraordinary General Meeting of Stockholders held on September 10, 2013, which deals with the agenda, the content of which is as follows:

“                      PROPOSAL

BY THE STOCKHOLDERS PRESENT AT

THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON SEPTEMBER 10, 2013

ON CONVOCATION OF A FURTHER

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 26, 2013

Dear Stockholders:

The stockholders present at the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais — Cemig — held on September 10, 2013,

• WHEREAS:

a)       the Company signed, as guarantor of all the obligations, the Share Purchase Agreement with Terna S.p.A., governing the acquisition by Cemig GT of 173,527,113 shares in Terna Participações S.A. — Terna, equivalent to 85.27% of the voting capital and 65.86% of the total share capital of that Company;

b)         the Brazilian Electricity Regulator (Agência Nacional de Energia Elétrica, or Aneel), by its Authorizing Resolution 2107/2009, ruled that the stockholding of Cemig GT in Terna Participações S.A. should be transferred to Companhia Energética de Minas Gerais — Cemig by December 31, 2012, the application for prior consent for which transfer was filed with Aneel on June 27, 2012;

c)        Cemig GT signed, with Fundo de Investimento em Participações Coliseu (“FIP Coliseu”),

1 -     a Stockholders’ Agreement, the objective of which was to regulate the exercise of voting rights, the manner of administration and the investment and capitalization policy of Terna and its subsidiaries and affiliated companies, and the rules for placing charge upon and transfer of the shares, and the right of preference in subscription of shares; and

2 -     the Commitment Undertaking which, among other commitments, establishes the terms and conditions for the exercise by FIP Coliseu of the option to sell all or part of the shares in Terna to Cemig GT on October 30, 2014;

d)       on November 3, 2009 the transaction for acquisition of Terna was completed, and the name of Terna was changed to Transmissora Aliança de Energia Elétrica S.A. — Taesa;

e)        on June 27, 2012, Cemig filed with Aneel a request for prior consent to the transfer of the stockholding interest in Taesa owned by Cemig GT to Cemig, through reduction of the share capital of Cemig GT;

f)         Aneel issued Authorizing Resolution 4108/2013, of May 14, 2013, published on May 29, 2013, consenting to the transfer to Cemig of the holdings in Taesa owned by Cemig GT, with reduction of the share capital of Cemig GT, within 120 (one hundred and twenty) calendar days from publication of that resolution;

g)        Cemig GT owns the following equity interest in the share capital of Taesa:

293,072,229                  (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the total shares; and

155,050,644                  (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the preferred shares;

h)       the Corporate Governance Committee of the State of Minas Gerais, through the Planning, Management and Finance Coordination Chamber, authorized reduction of the share capital of Cemig GT, and alteration of its bylaws, under its attributions and competencies specified in Decree 45644/2011, through Official Letters OF.CCGPGF nº 348/12 of November 7, 2012, and OF.CCGPGF nº 264/13 of June 18, 2030, specifying that the Company must inform and provide justification to the Corporate Governance Committee as soon as the reduction is carried out and the exact value known, and recognizing that the drafting of the head paragraph of Article 5 of the bylaws of Cemig GT shall be decided when the amount of capital is finally calculated;

i)           the accounting experts Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140 have prepared a Valuation Opinion of the Investment “Taesa”, by the equity method, described in Article 248 of Law 6404/1976, which requires that the value of the investment shall be calculated by application to the book value of an affiliated or subsidiary investee company of the percentage of the equity interest held in it;

j)          the reduction of capital will be R$ 2,333,413,647.10 (two billion three hundred thirty three million four hundred thirteen thousand six hundred forty seven Reais and ten centavos), representing the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, recognized by the equity method, to be adjusted according to the results of Taesa up to the actual date of transfer;

k)       the reduction in the Share Capital will have no negative effect on the activities of Cemig GT, since it is equivalent only to the transfer of shares of Taesa to the Company;

l)           with the reduction in Share Capital, the limits of indebtedness specified in the restrictive financial covenants present in some of the financing contracts signed by Cemig GT may be exceeded — but there will be no material risk of occurrence of early maturity of the debt or application of any penalty, since the covenants are based on calculations at the end of each half year, and on December 31, 2013, when the first calculation following the reduction of the capital occurs, the only remaining financing contract will be that with Banco ItaúBBA, maturing on January 2, 2014, and this bank has already consented to the said reduction of capital;

m)   after the said transfer, the stockholding structure relating to the Company’s investment in Taesa shall be as follows:

n)       by reason of the transfer, Cemig will assume all the rights and obligations of Cemig GT in the Stockholders’ Agreement and in the Commitment Undertaking of Taesa, including the commitment, stated in the Commitment Undertaking, to exercise of the option for FIP Coliseu to sell shares in Taesa;

o)       Article 173 of Law 6404 of 1976 establishes that the General Meeting of Stockholders may decide on reduction of the share capital if it deems the share capital  to be excessive;

p)       under Article 174 of Law 6404/1976, prior consent of a general meeting of the holders of debentures of Cemig GT must be obtained for reduction of the share capital of Cemig GT, and the reduction of the share capital shall become effective only 60 (sixty) days after the publication of the minutes of the General Meeting that decides on the subject, the purpose of this period being to enable present creditors of Cemig GT to make any statements of position in relation to the reduction of the capital;

q)       Cemig GT is a wholly-owned subsidiary of the Company, and will hold an Extraordinary General Meeting to decide on the reduction of its share capital, by transfer to Cemig of ownership of the shares in Taesa currently held by Cemig GT;

r)          Clause 21, § 4 Sub-clause “g”, of the by-laws of Cemig states:

“Clause 21                        ...

§4  ...       The following decisions shall require a decision by the Executive Board: ( ... ).

g)                           approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;”

s)         in the Extraordinary General Meeting of Stockholders held on September 10, 2013, the Chair of that meeting, Luiz Fernando Rolla, stated that there was a need to adjust the final amount of the reduction of the share capital of Cemig GT, in accordance with the amount of its equity gain or loss on its subsidiaries, on the base date August 31, 2013, as specified in the Proposal by the Board of Directors to this Meeting; and that provision for this adjustment had not been included in the convocation notice;

t)          the stockholders present at that Meeting, after receiving the information quoted in subclause “s” above, approved the proposal made by the Chair of the Meeting, that a new Extraordinary General Meeting of Stockholders of Cemig should be called, for orientation of the vote to be given by the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT, containing the final value of this reduction of the share capital;

• approved the convocation of a new Extraordinary General Meeting of Stockholders of Cemig to decide on orientation of vote, by the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT in favor of:

a)       Ratification of the appointment of the 3 (three) expert accountants, namely Flávio de Almeida Araújo — CRC/MG 86.861, Mário Lúcio Braga — CRC/MG 47.822 and Leonardo George de Magalhães — CRC/MG 53.140, who, in accordance with and for the purposes of Article 8 of Law 6404/1976, prepared the Investment Valuation Opinion on the investment in Taesa, recorded in the books of account of Cemig GT.

b)       Approval of the Valuation Opinion prepared in accordance with Article 8 of Law 6404 of 1976, valuing the investment in Taesa on the base date August 31, 2013, recorded in the books of account of Cemig GT, recognized by the equity method.

c)              Reduction of the share capital of Cemig GT:

from                                 R$ 3,296,785,358.90 (three billion two hundred ninety six million seven hundred eighty five thousand three hundred fifty eight Reais and ninety centavos)

to                                                 R$ 893,192,096.76 (eight hundred ninety three million one hundred ninety two thousand ninety six Reais and seventy six centavos),

with consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to read as follows:

“Clause 5       The Company’s registered capital is R$ 893,192,096.76 (eight hundred ninety three million one hundred ninety two thousand ninety six Reais and seventy six centavos), represented by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value.”;

• the reduction to take place by transfer to Cemig, sole stockholder of Cemig GT, of the following equity interest in Transmissora Aliança de Energia Elétrica S.A. — Taesa:

293,072,229 (two hundred ninety three million seventy two thousand two hundred twenty nine), common shares, representing 43.36% (forty three point three six per cent) of the common shares; and

155,050,644 (one hundred fifty five million fifty thousand six hundred forty four) preferred shares, representing 45.34% (forty five point three four) of the total number of preferred shares;

(referred to jointly as “the Shares in Taesa”), valued by the equity method at R$ 2,403,593,262.14 (two billion four hundred three million five hundred ninety three thousand two hundred sixty two Reais and fourteen centavos), based on the value of the investment recorded in the books of account of Cemig GT on April 30, 2013, (“the Transfer”), and being conditional upon prior approval by the holders of debentures of Cemig GT, in accordance with Article 174, Paragraph 3, of Law 6404/1976.

Belo Horizonte, September 10, 2013 —

Luiz Fernando Rolla

Stockholder

Chair of the Extraordinary General Meeting of Stockholders of Cemig held on September 10, 2013.”

The above proposal was submitted to debate and, subsequently, to a vote, and approved unanimously.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(These minutes are signed by:)
Anamaria Pugedo Frade Barros
Paula Souza Carmo de Miranda	–	for the State of Minas Gerais
Luiz Fernando Rolla
Gustavo Padrão Di Iorio Aguiar
José Mauricio Balbi Sollero	–	for AGC Energia S.A.
Alexandre Pedercini Issa
Letícia Pedercini Issa
George Washington Tenório Marcelino	–	for the following stockholders:

American Bible Society;           Amundi Actions Emergents;           Amundi Funds;           BP Pension Fund;

Chang HWA Commercial Bank, Ltd. in its capacity as Master Custodian of ING Global High Dividend Fund;

Dominion Resources, Inc. Master Trust;           EGShares Brazil Infrastructure ETF;

Fidelity Salem Street Trust: Spartan Emerging Markets Index Fund;

Flexshares® International Quality Dividend Defensive Index Fund;

Ford Motor Company Defined Benefit Master Trust;           Future Fund Board of Guardians;

Hand Composite Employee Benefit Trust;           LVIP Blackrock Emerging Markets Index RPM Fund;

Managed Pension Funds Limited;           Ministry of Strategy and Finance;           Norges Bank;

Schwab Fundamental Emerging Markets Large Company Index ETF;

Schwab Fundamental Emerging Markets Large Company Index Fund;

State of California Public Employees Retirement System;

State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans;

State Street Emerging Markets;           The Bank of Korea;           UPS Group Trust;

Vanguard Emerging Markets Stock Index Fund;

Vanguard FTSE All-World Ex-US Index Fund, a Series of Vanguard International Equity Index Funds;

Vanguard Funds Public Limited Company;

Vanguard Total International Stock Index Fund, a Series of Vanguard Star Funds;

Vanguard Total World Stock Index Fund, a Series of Vanguard International Equity Index Funds;

Wells Fargo Advantage Diversified Stock Portfolio;

Wisdomtree Emerging Markets Equity Income Fund;           Wisdomtree Global Equity Income Fund

Bethsaida de Oliveira Pena  —  for Caixa de Previdência dos Funcionários do Banco do Brasil — Previ

Robson Laranjo

Luciano Ferreira Bucek

Alexandre de Queiroz Rodrigues

I certify this text to be a copy of the original.

Anamaria Pugedo Frade Barros